1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 23, 2010	By	/S/ ZHANG BAOCAI
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD

AS AT 30 JUNE 2010

The Board of Directors (the “Board”) of the Company is pleased to announce the unaudited interim results of the Company and its subsidiaries for 2010. The interim results have been reviewed and approved by the audit committee of the Board of the Company. This announcement, containing the full text of the Interim Report of the Company for 2010, complies with the relevant requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in relation to information accompanied in the preliminary announcements of interim results. The interim results announcement is available for viewing on the websites of the Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn.

DEFINITIONS

In this Interim Report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Corporation Limited, a company with limited liability established under the laws of the PRC in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company by the end of this reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, which mainly engages in the construction and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 98.33% owned subsidiary of the Company, which mainly engages in the development of Juye coal field in Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, which mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.89% owned subsidiary of Shanxi Neng Hua, which mainly engages in the construction and operation of the 0.1 million tonnes methanol project in Shanxi province;

“Yancoal Australia”	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, which mainly engages in the management of the projects invested by the Company in Australia;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia, which mainly engages in coal production, processing, preparation and sales operations;

“Felix”	Felix Resources Limited, a corporation incorporated under the laws of Australia and a wholly-owned subsidiary of Austar Company, which mainly engages in coal mining, sales and exploration;

“Hua Ju Energy”	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, which mainly engages in the thermal power generation by gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Mining Ordos Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, which mainly engages in the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region;

“Railway Assets”	the railway assets specifically used for transportation of the coal for the Company;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	the People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of the PRC;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	The Shanghai Stock Exchange;

“Articles”	the articles of association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of Directors;

“Supervisors”	the supervisors of the Company;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as revised from time to time);

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

CHAPTER 1 GROUP PROFILE AND GENERAL INFORMATION

(1)	Statutory Chinese Name:

Abbreviation of Chinese Name:

Statutory English Name: Yanzhou Coal Mining Company Limited

(2)	Legal Representative: Wang Xin

(3)	Authorized Representatives for the purpose of the Hong Kong Stock Exchange: Wu Yuxiang, Zhang Baocai

Secretary to the Board/Company Secretary: Zhang Baocai

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City, Shandong Province, the PRC

Tel: (86537) 5382319 Fax: (86537) 5383311

E-mail Address: yzc@yanzhoucoal.com.cn

Representative for the purpose of the Shanghai Stock Exchange : Huang Xiaolong

Address: Office of the Secretary to the Board, 298 Fushan South Road, Zoucheng City, Shandong Province, the PRC

Tel: (86537) 5385343 Fax: (86537) 5383311

E-mail Address:huangxiaolong@yanzhoucoal.com.cn

(4)	Registered Address: 298 Fushan South Road, Zoucheng City, Shandong Province, the PRC

Office Address: 298 Fushan South Road, Zoucheng City, Shandong Province, the PRC Postal Code: 273500

Official Website: http: //www.yanzhoucoal.com.cn

E-mail: yzc@yanzhoucoal.com.cn

(5)	Newspapers for corporate information disclosure in the PRC: China Securities Journal, Shanghai Securities News

Website for publishing the Company’s interim report in the PRC: http: //www.sse.com.cn

Website for publishing the Company’s Interim report in Hong Kong: http: //www.hkexnews.hk

Interim reports of the Company are available at: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited

(6)	Listing places, Stock Abbreviation and Stock Code

A Shares —	Place of listing: The Shanghai Stock Exchange
Stock Abbreviation: Yanzhou Mei Ye
Stock Code: 600188
H Shares —	Place of listing: The Stock Exchange of Hong Kong Limited
Stock Name: Yanzhou Coal
Stock Code: 1171
ADSs —	Place of listing: The New York Stock Exchange, Inc.
Ticker Symbol: YZC

(7)	Other relevant information

Date of Initial Business Registration: 25 September 1997

Place of Initial Business Registration: 40 Fushan South Road, Zoucheng City, Shandong Province, 273500, PRC

Date of Change in Registration: 6 July 2010

Place of Change in Registration: 298 Fushan South Road, Zoucheng City, Shandong Province 273500, PRC

Registration number of Corporate Business Licence of the Enterprise Legal Person : 370000400001016

Tax Registration Certificate Number: Jiguoshuizi 370883166122374

Organization Code: 16612237-4

Name of Certified Public Accountants (Domestic) : Shine Wing Certified Public Accountants

Office Address: 9/F, Block A, Fuhua Mansion, 8 Chaoyangmen Beidajie, Dongcheng District, Beijing 100027, PRC

Name of Certified Public Accountants (International) : Grant Thornton Certified Public Accountants Ltd.

Office Address: 6/F, Nexxus Building, 41 Connaught Road Central, Hong Kong

CHAPTER 2 BUSINESS HIGHLIGHTS

I.	REVIEW OF OPERATIONS

	Unit	For the period ended 30 June 2010	For the period ended 30 June 2009	Increase/ Decrease	Increase/ decrease (%)
1. Coal business
Raw coal production	kilotonne	22,886	17,276	5,610	32.47
Salable coal production	kilotonne	21,562	17,079	4,483	26.25
Salable coal sales volume	kilotonne	22,856	17,662	5,194	29.41
2. Railway transportation business
Transportation volume	kilotonne	9,929	8,565	1,364	15.93
3. Coal chemicals business
Methanol production	kilotonne	245	—	245	—
Methanol sales volume	kilotonne	250	—	250	—
4. Electrical power business
Power generation	10,000 KWh	70,459	60,743	9,716	16.00
Electricity sold	10,000 KWh	24,218	29,359	-5,141	-17.51
5. Heat business
Heat generation	10,000 steam tonnes	94	80	14	17.50
Heat sales volume	10,000 steam tonnes	15	10	5	50.00

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

(1)	OPERATING RESULTS

	For the six months ended 30 June
	2010 (RMB’000) (unaudited)	(RMB’000) (unaudited)	Changes as compared with the corresponding 2009 period of last year (%)	For the year ended 31 December 2009 (RMB’000) (audited)
Sales income	15,218,688	9,251,430	64.50	20,677,139
Gross profit	6,970,106	4,337,689	60.69	9,130,357
Interest expenses	(157,736)	(20,844)	656.75	(45,115)
Revenue before income tax	3,566,116	2,719,243	31.14	5,685,806
Net income attributable to equity holders of the Company for the reporting period	2,715,439	2,025,690	34.05	4,117,322
Earnings per share	RMB 0.55	RMB 0.41	34.05	RMB 0.84

Note:	Disclosure approach of sales revenue has been adjusted in this Interim Report. The previous “net sales” (i.e. the invoice amount of sold products deducting income tax and the surcharges and the transportation expenses) was adjusted to “sales income” (i.e. the invoice amount of sold products). The same adjustments have been made to the statistics of the corresponding period of last year. The attention of the Shareholders and potential investors are drawn to such adjustments.

(2)	ASSETS AND LIABILITIES

	As at 30 June		As at 31 December
	2010 (RMB’000) (unaudited)	2009 (RMB’000) (unaudited)	2009 (RMB’000) (audited)
Current Assets	22,511,936	16,310,952	20,000,948
Current Liabilities	10,365,134	7,379,183	10,410,401
Total Assets	64,010,379	34,840,896	62,432,591
Equity attributable to shareholders of the Company	30,520,418	27,029,087	29,151,807
Net assets per share	RMB 6.21	RMB 5.50	RMB 5.93
Return on Net Assets (%)	8.90	7.49	14.12

(3)	SUMMARY STATEMENT OF CASH FLOWS

	For the six months ended 30 June
	2010 (RMB’000) (unaudited)	2009 (RMB’000) (unaudited)	Changes as compared with the corresponding period of last year (%)	For the year ended 31 December 2009 (RMB’000) (audited)
Net Cash from Operating Activities	2,084,499	3,611,481	-42.28	6,520,131
Net increase in Cash and Cash Equivalents	(37,049)	172,989	-121.42	180,934
Net Cash Flow per Share from Operating Activities	RMB 0.42	RMB 0.73	-42.28	RMB 1.33

Note:	Compared with the financial statements for the corresponding period in 2009, the above financial information of the Group have consolidated the financial statements of Felix and Ordos Neng Hua.

CHAPTER 3 BOARD OF DIRECTORS’ REPORT

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Management Analysis of Operating Results by Business Segment

1.	Coal business

2.	Railway transportation business

3.	Coal chemicals business

4.	Electrical power business

5.	Heat business

(2)	Management Analysis of Major Financial Condition of the Group

1.	Changes in consolidated balance sheet items

2.	Changes in consolidated income statement items

3.	Changes in consolidated cash flow statement items

4.	Others

(3)	Plan of Capital Expenditure

(4)	Investments of the Group during the Reporting Period

(5)	Outlook

1.	Outlook for the market in the second half of 2010

2.	Operating strategies

3.	Major Risks faced by the Company, Impacts and Measures

(6)	Profits forecasting for the first three quarters of 2010

II.	CHANGES OF ACCOUNTING POLICY, ACCOUNTING ESTIMATES AND AMENDMENTS ON SIGNIFICANT ACCOUNTING ERRORS

III.	OTHERS

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Management Analysis of Operating Results by Business Segment

The principal business of the Group includes the coal mining, washing, processing, sales and railway transportation of coal, coal chemicals and electricity business.

As at the end of the reporting period, the main business operations of the Group were set out in the following table:

	Sales Income (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (%)	Increase/ decrease in sales income (%)	Increase/ decrease in cost of sales (%)	Increase/ decrease in gross profit Percentage Point

1. Coal business	14,450,757	7,213,284	50.08	60.18	59.42	+0.24
2. Railway transportation business	258,250	150,188	41.84	121.74	37.16	+35.86
3. Coal chemicals business(Note)	408,568	429,016	-5.00	—	—	—
4. Electrical power business	85,839	79,557	7.32	-17.27	-7.57	-9.73
5. Heat business	15,274	7,609	50.18	55.46	13.70	+18.30

Note:	In the first half of 2009, the 0.1 million tonnes methanol project of Tianhao Chemicals, the subsidiary of Shanxi Neng Hua, was unable to operate due to the shortage in supply of raw material, waste gas of coke oven. The 0.6 million tonnes methanol project of Yulin Neng Hua commenced production in August 2009.

1.	Coal business

(1)	Coal Production

In the first half of 2010, the raw coal production of the Group was 22.89 million tonnes, representing an increase of 5.61 million tonnes or 32.5% as compared with the corresponding period of last year. The output of salable coal of the Group was 21.56 million tonnes, representing an increase of 4.48 million tonnes, or 26.3% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first half of 2010:

		For period ended 30 June 2010 Kilotonne	For period ended 30 June 2009 Kilotonne	Increase/ decrease Kilotonne	Increase/ decrease (%)

I.	Raw coal production	22,886	17,276	5,610	32.47
	1. The Company	17,020	16,086	934	5.81
	2. Shanxi Neng Hua	740	474	266	56.12
	3. Heze Neng Hua	662	—	662	—
	4. Yancoal Australia	4,464	716	3,748	523.46
II.	Salable coal production	21,562	17,079	4,483	26.25
	1. The Company	16,986	15,975	1,011	6.33
	2. Shanxi Neng Hua	730	474	256	54.01
	3. Heze Neng Hua	498	—	498	—
	4. Yancoal Australia	3,348	630	2,718	431.43

Note:	Zhaolou coal mine of Heze Neng Hua (the “Zhaolou Coal Mine”), commenced production in December 2009.

(2)	Coal Prices and Sales

Affected by global economy recovery and the domestic macroeconomic development, the average coal prices of the Group increased in the first half of 2010 as compared with the corresponding period of last year.

The Group sold 22.86 million tonnes of salable coal in the first half of 2010, representing an increase of 5.19 million tonnes or 29.4%, of which 0.56 million tonnes were sold internally (Hua Ju Energy), 22.3 million tonnes were sold externally. The Group realized a sales income of RMB14.5445 billion for its coal business, representing an increase of RMB5.4454 billion or 59.8%, of which RMB93.745 million were from internal sales (Hua Ju Energy) and RMB14.4508 billion were from external sales.

The following table sets out the Group’s sales of coal for the first half of 2010:

		For the period ended 30 June 2010			For the period ended 30 June 2009
		Sales volume (Kilotonne)	Sales Price (RMB/tonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales Price (RMB/tonne)	Sales income (RMB’000)

1. The Company
	No. 1 Clean Coal	429	972.90	417,346	314	719.25	225,427
	No. 2 Clean Coal	4,129	987.19	4,076,099	4,130	730.36	3,016,602
	No. 3 Clean Coal	581	858.82	499,291	733	645.32	473,029
	Domestic Sales	576	861.97	496,356	657	646.83	424,843
	Export	5	531.00	2,935	76	632.28	48,186
	Lump Coal	717	927.26	664,734	742	706.60	524,392
	Subtotal for Clean Coal	5,856	966.07	5,657,470	5,919	716.26	4,239,450
	Domestic Sales	5,851	966.48	5,654,535	5,843	717.36	4,191,264
	Export	5	531.00	2,935	76	632.28	48,186
	Screened Raw Coal	8,771	476.83	4,182,151	8,688	422.02	3,666,390
	Mixed Coal & Others	1,865	275.56	513,945	1,559	195.74	305,194
	Total for the Company	16,492	627.80	10,353,566	16,166	507.92	8,211,034
	Domestic Sales	16,487	627.83	10,350,631	16,090	507.33	8,162,848
2.	Shanxi Neng Hua	781	360.50	281,596	467	291.68	136,148
	Screened Raw Coal	781	360.50	281,596	467	291.68	136,148
3.	Heze Neng Hua	485	741.39	360,166	—	—	—
	No. 2 Clean Coal	227	1,118.44	254,143	—	—	—
	Screened Raw Coal	89	528.57	47,173	—	—	—
	Mixed Coal & Others	169	347.57	58,850	—	—	—
4. Yancoal Australia		3,025	674.11	2,039,336	596	893.35	532,630
	Semi-hard coking coal	701	713.22	500,068	596	893.35	532,630
	Semi-soft coking coal	603	719.27	434,148	—	—	—
	PCI	846	782.13	661,333	—	—	—
	Steaming coal	875	507.24	443,787	—	—	—
5.	Sales of externally purchased coal	2,073	728.33	1,509,839	433	506.23	219,293
6.	Total for the Group	22,856	636.35	14,544,503	17,662	515.18	9,099,105

Note:	Disclosure approach of sales revenue has been adjusted in this Interim Report. The previous “net sales” (i.e. the invoice amount of sold products deducting the income tax and surcharges and transportation expenses) was adjusted to “sales income” (i.e. the invoice amount of sold products). The same adjustments have been made to the statistics of the corresponding period of last year. The attention of the Shareholders and potential investors are drawn to such adjustments.

Factors affecting the change of income of coal sales are analyzed in the following table:

	Impact of change in coal sales (RMB’000)	Impact of change in the sales price of coal (RMB’000)

The Company	165,471	1,977,061
Shanxi Neng Hua	91,700	53,748
Heze Neng Hua	360,166	—
Yancoal Australia	2,169,907	-663,201
Externally purchased coal	830,133	460,413

The Group’s coal products were mainly sold in the markets of China, Japan, South Korea and Australia.

The following table sets out the Company’s sales volume and sales income of coal in terms of geographical regions for the first half of 2010:

		For the period ended 30 June 2010		For the period ended 30 June 2009
		Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)

1. China		20,338	12,829,156	17,135	8,596,123
	Eastern China	14,018	9,585,503	16,475	8,312,811
	Southern China	34	29,444	438	214,852
	Northern China	530	232,446	222	68,460
	Other regions	5,756	2,981,763	—	—
2. Japan		1,135	777,254	221	293,906
3. South Korea		965	614,020	135	85,461
4. Australia		100	70,733	22	21,330
5. Others		318	253,340	149	102,285
6.	Total for the Group	22,856	14,544,503	17,662	9,099,105

Most of the Group’s coal products were sold to the electricity, metallurgy and chemical industries.

The following table sets out the Group’s sales volume and sales income of coal as divided by industries for the first half of 2010:

	For the period ended 30 June 2010		For the period ended 30 June 2009
	Sales volume (Kilotonne)	Sales income (RMB’000)	Sales volume (Kilotonne)	Sales income (RMB’000)

1. Electricity	7,528	3,544,457	6,786	2,750,007
2. Metallurgy	3,071	2,305,379	1,312	960,993
3. Chemical	733	676,222	856	583,651
4. Others	11,524	8,018,445	8,708	4,804,454
5. Total for the Group	22,856	14,544,503	17,662	9,099,105

(3)	Cost of Coal Sales

The Group’s cost of coal sales in the first half of 2010 was RMB7.2133 billion, representing a increase of RMB2.6887 billion or 59.4% as compared with the corresponding period of 2009.

The following table sets out the main cost of coal sales according to the business entities:

		Unit	For the period ended 30 June 2010	For the period ended 30 June 2009	Increase/ decrease	Increase/ decrease (%)

The Company	Total cost of sales	RMB’000	4,188,830	4,169,584	19,246	0.46
	Cost of sales per tonne	RMB/tonne	253.99	257.92	-3.93	–1.52
Shanxi Neng Hua	Total cost of sales	RMB’000	168,780	114,590	54,190	47.29
	Cost of sales per tonne	RMB/tonne	216.07	245.50	-29.43	–11.99
Heze Neng Hua	Total cost of sales	RMB’000	279,044	—	—	—
	Cost of sales per tonne	RMB/tonne	574.41	—	—	—
Yancoal Australia	Total cost of sales	RMB’000	1,328,679	253,166	1,075,513	424.83
	Cost of sales per tonne	RMB/tonne	439.20	424.62	14.58	3.43
Externally purchased coal	Total cost of sales	RMB’000	1,493,902	209,539	1,284,363	612.95
	Cost of sales per tonne	RMB/tonne	720.65	483.92	236.73	48.92

Note:	During the reporting period, the Group readjusted the item of “income tax and surcharges”, ie, the original written-off sales income, was adjusted as sales cost. The same adjustment has been made to the statistics of the corresponding period of last year in the current report. The attention of the Shareholders and potential investors are drawn to such adjustments.

The cost of coal sales of Shanxi Neng Hua was RMB216.07 per tonne in the first half of 2010, representing a decrease of RMB29.43 or 12% compared with the corresponding period of last year. This was due to the increase in the sales volume of coal by 0.31 million tonnes or 67.2%, which resulted in the decrease of fixed unit cost per tonne.

Cost of coal sales per tonne of Heze Neng Hua is RMB574.41 in the first half of 2010. During the reporting period, Zhaolou Coal Mine has not achieved the designed production capacity and the unit fixed cost is fairly high.

In the first half of 2010, the cost of externally purchased coal sales increased compared with the corresponding period of last year, mainly due to the increase in the purchased volume and the price of externally purchased coal.

2.	Railway Transportation Business

In the first half of 2010, the transportation volume of the Railway Assets for the finished products was 9.93 million tonnes, representing an increase of 1.36 million tonnes or 15.9% as compared with the corresponding period of last year. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and the fees of private railway transportation borne by customers) was RMB258.3 million in the first half of 2010, representing an increase of RMB141.8 million or 121.7% as compared with the corresponding period of last year. This was mainly caused by the increase in the fees of private railway transportation from RMB 0.32/tonne kilometre to RMB 0.57/tonne kilometre from 1 January 2010, and the corresponding transported volume increased 1.86 million tonnes or 26.6% as compared with the corresponding period of last year. The cost of sales of railway transportation services was RMB150.2 million, representing an increase of RMB40.691 million or 37.2% as compared with the corresponding period of last year.

3.	Coal Chemicals Business

The following table sets out the Group’s production and sales of methanol for the first half of 2010:

	Production volume (Kilotonne)	Sales volume (Kilotonne)	Sales income (RMB’000)	Cost of Sales (RMB’000)

1. Yulin Neng Hua	212	216	350,207	389,590
2. Shanxi Neng Hua	33	34	58,361	63,599

4.	Electricity Business

The following table sets out the operation situation of the Group’s electricity business for the first half of 2010:

	Generation (10,000KW/h)			Electricity sold (10,000KW/h)
	For the period ended 30 June 2010	For the period ended 30 June 2009	Increase/ Decrease (%)	For the period ended 30 June 2010	For the period ended 30 June 2009	Increase/ Decrease (%)

1. Hua Ju Energy	54,947	52,020	5.63	21,310	20,636	3.27
2. Yulin Neng Hua	11,504	2,908	295.60	2,380	2,908	-18.16
3. Shanxi Neng Hua	4,008	5,815	-31.07	528	5,815	-90.92

Note:	From 1 January 2010, the public generator sets of Shanxi Neng Hua have been changed into self-contained generator sets. The electricity generated by Shanxi Neng Hua and Yulin Neng Hua mainly provides for the methanol projects and the remaining is sold on the grid.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	For the period ended 30 June 2010	For the period ended 30 June 2009	Increase/ Decrease (%)	For the period ended 30 June 2010	For the period ended 30 June 2009	Increase/ Decrease (%)

1. Hua Ju Energy	79,358	82,439	-3.74	62,961	52,000	21.08
2. Yulin Neng Hua	5,243	7,689	-31.81	13,226	9,703	36.31
3. Shanxi Neng Hua	1,238	13,633	-90.92	3,370	24,372	-86.17

5.	Heat Business

Hua Ju Energy generated heat energy of 0.94 million steam tonnes and sold 0.15 million steam tonnes in the first half of 2010, which realized a net sale of RMB15.274 million and the cost of sales was RMB7.609 million.

(II)	Management Analysis of Major Financial Conditions of the Group

1.	Changes in Consolidated Balance Sheet Items

(1)	Asset items

	As at 30 June 2010 (RMB’000)	As at 31 December 2009 (RMB’000)	Increase and decrease (%)	Main reasons for change

Bank balances and cash	8,449,548	8,522,399	-0.85	—

Restricted cash	586,833	315,045	86.27	The increase of the balance of the bank loan of Yancoal Australia guaranteed by the Company

Bills and accounts receivable	6,439,102	4,723,922	36.31	An increase of RMB1.7851 billion of bills receivable due to the increase of the sales of coal settled with acceptance bills and the decrease of discounted bills

Inventories	1,200,591	886,360	35.45	An increase of RMB261.8 million in the inventory of coal

Prepayments and other receivables	2,591,637	1,868,229	38.72	An increase of prepayment of RMB403.1 million in coal trading; an increase of RMB231.1 million of the prepaid relocation cost relating to future mining

Financial derivatives	7,469	37,760	-80.22	A decrease of RMB30.291 million in the financial assets from the foreign exchange forward contracts engaged by Yancoal Australia which were measured at fair value.

Taxes receivable	138,071	59,978	130.20	An increase of RMB78.093 million in the tax receivable of Yancoal Australia

Securities investment	210,052	295,295	-28.87	Decrease in stock prices of Shanghai Shenenrgy Co., Ltd. and Jiangsu Lianyungang Port Co., Ltd. held by the Company

	As at 30 June 2010 (RMB’000)	As at 31 December 2009 (RMB’000)	Increase and decrease (%)	Main reasons for change

Deposit made on investment	242,926	175,021	38.80	The Company has paid deposits of RMB125 million for the investment in Yankuang Group Finance Company upon its establishment, an associated company; during the reporting period, Ordos Neng Hua has completed the acquisition of 100% shares of Inner Mongolia Rongxin Chemical Co., Ltd., Inner Mongolia Daxin Industrial Gas Co.,Ltd. and Inner Mongolia Yize Mining Investment Co.,Ltd from Hong Kong Kingboard Chemical Holdings Limited which led to the decrease of deposit made on investment by RMB57 million

Deferred tax assets	1,454,534	1,027,659	41.54	The deferred tax assets of Yancoal Australia increased by RMB293.8 million; the deferred tax assets of the Company increased RMB121.1 million

Total assets	64,010,379	62,432,591	2.53	—

(2)	Liabilities items

	As at 30 June 2010 (RMB’000)	As at 31 December 2009 (RMB’000)	Increase and decrease (%)	Main reasons for change

Bills and accounts payable	1,191,865	1,366,976	-12.81	An decrease of RMB166 million in accounts payable

Provision for land subsidence, restoration, rehabilitation and environmental costs	2,000,762	1,608,808	24.36	An increase of RMB378.6 million provision accrued but unpaid land subsidence, restoration, rehabilitation and environmental costs, compared with that at the beginning of the year

Accounts payable due to the Parent Company and its subsidiaries	184,657	757,882	-75.64	During the reporting period, the Company has paid off the arrears due to the Controlling Shareholder.

Financial derivatives	53,391	28,333	88.44	An increase of RMB 25.058 million in the financial liabilities from the forward foreign exchange contracts and interests swaps contracts engaged by Yancoal Australia which were measured at fair value

Total liabilities	33,366,339	33,178,298	0.57	—

2.	Changes in Consolidated Income Statement Items

	For the six months ended 30 June		Increase and decrease (%)	Main reasons for change
	2010 (RMB’000)	2009 (RMB’000)

Sales income	15,218,688	9,251,430	64.50	Due to the increase in sales volume and the
sales price of coal, the net sales of coal
increased by RMB3.5726 billion and due
to the increase of sales price, the net sales
of coal increased RMB1.8568 billion as
compared to the corresponding period of
last year; net sales of the methanol
business increased by RMB 408.6 million
as compared with the corresponding period
				of last year
Cost of goods	7,879,654	4,726,908	66.70	The cost of coal sales increased by
RMB2.6887 billion compared with the
corresponding period of last year. It was
mainly due to an increase of RMB1.2844
billion in the cost of externally purchased
coal, an increase of RMB666.3 million in
the wages and benefits of employees and
an increase of RMB239.9 million in the
raw- material cost; sales cost of the
methanol business increased by RMB429
million as compared with the
				corresponding period of last year
Selling, general and administrative expenses	3,365,852	1,840,102	82.92	The selling, general and administrative
expenses of Yancoal Australia increased
by RMB1.4813 billion compared with the
corresponding period of last year, mainly
due to the loss on foreign exchange of
RMB1.0552 billion; for the newly
acquired Felix, the selling, general and
administrative expenses were RMB342.5
				million
Investment return on associates	-7,962	43,815	-118.17	An investment loss of RMB7.962 million
was recorded by Huadian Zouxian Power
Generation Company Limited accounted
under equity method as compared to an
investment return of RMB43.815 million
				in the corresponding period last year
Other income	127,560	198,685	-35.80	The net income of RMB89.248 million has
been realized in the corresponding period
of last year due to the change of foreign
exchange rate; the income of the interests
on bank deposit decreased by RMB15.042
				million
Interest expenses	157,736	20,844	656.75	The interest expenses of bank borrowings
increased by RMB145.4 million compared
with the corresponding period of last year;
expenses on discounted bills receivable
decreased by RMB8.237 million as
compared with the corresponding period of
				last year;
Income tax	832,526	671,112	24.05	Taxable income has increased as compared with the corresponding period of last year

3.	Changes in Consolidated Cash Flow Statement Items

	For the six months ended 30 June		Increase/ decrease (%)	Main reasons for change
	2010 (RMB’000)	2009 (RMB’000)

Net cash inflow from operating activities	2,084,499	3,611,481	-42.28	Net cash inflow from operating activities
decreased by RMB1.3420 billion
compared with the corresponding period
of last year; interest expenses increased
by RMB145.40 million as compared
with the corresponding period of last
				year;

Net cash outflow from investing activities	1,936,076	3,260,242	-40.62	An increase of cash outflow of
RMB1.0178 billion in purchases of
property, plant and equipment; Ordos
Neng Hua has paid RMB133 million for
the acquisition of 100% stake of Inner
Mongolia Rongxin Chemical Co., Ltd.,
Inner Mongolia Daxin Industrial Gas
Co., Ltd. and Inner Mongolia Yize
Mining Investment Co., Ltd.; cash with
restricted purpose increased by
RMB292.3 million as compared with the
corresponding period of last year; fixed
deposit decreased by RMB2.2919
billion as compared with the
corresponding period of last year; the
Company paid RMB125 million as
security for investing and acquiring
equity interest in Yankuang Group
Finance Company, an associated
company; RMB588.7 million was paid
for the acquisition of Hua Ju Energy in
				the corresponding period of last year

Net cash outflow from financing activities	185,472	178,250	4.05	—

Net increase in cash and cash equivalents	-37,049	172,989	-121.42	—

4.	Others

(1)	Debt to Equity Ratio

As at 30 June 2010, the Group’s debt to equity ratio was 75.5%, which was calculated on the basis of the equity attributable to the Shareholders which amounted to RMB30.5204 billion and the total amount of borrowings amounted to RMB23.0387 billion.

For detail information on debt borrowings, please refer to note 22 of the financial statements prepared under IFRS or the notes VIII.25 or VIII.26 of the financial statement prepared under CASs.

(2)	Capital Resources and Use

In the first half of 2010, the Group’s principal source of capital was the cash flow from operations. The Group has utilized its capital mainly for payment of operating expenses, purchase of property, machinery and equipment.

The Group’s capital expenditure for purchasing property, machinery and equipment for the first half of 2010 was RMB1.2513 billion, representing an increase of RMB697.4 million or 125.9% as compared with RMB553.9 million in the corresponding period of last year, which was mainly due to an increase of the capital expenditure of Felix amounting to RMB958.1 million.

(3)	The Impact of Exchange Rate Changes on the Company

China implements a regulated and managed floating exchange rate system based on market supply and demand by reference to a basket of currencies.

The impacts of exchange rate on the Group are mainly reflected in:

(i)	The overseas coal sales income from overseas coal sales of the Group are calculated in U.S. dollars and Australian dollars;

(ii)	The exchange gains and losses of the foreign currency deposits and borrowings. The exchange rate of AUD to USD was 0.8523 as at 30 June 2010, compared to that of 0.8985 as at 31 December 2009. Affected by the change of exchange rate: (1) the borrowing of USD3.1055 billion by Yancoal Australia had loss of foreign exchange of AUD187 million, equivalent to RMB1.114 billion; (2) the bank deposits and accounts receivable in terms of USD of Yancoal Australia had gains of foreign exchange in carrying value. As at 18 August 2010, the exchange rate of AUD to USD has increased to 0.9013.

(iii)	the cost of imported equipment and accessories of the Group.

In order to manage the foreign currency risk of the expected revenue, Yancoal Australia, the Group’s subsidiary in Australia, has entered into a foreign exchange hedging contract with a bank.

Save as disclosed above, the Group did not plan to further hedge the exchange rate between RMB and foreign currencies.

(4)	Contingent liabilities

For details of the contingent liabilities, please see Note 30 of the Financial Statements prepared under the IFRS.

(5)	Pledge of assets

The Company did not pledge any of its assets within the reporting period.

(6)	Taxation

In the reporting period, the Company and all its subsidiaries incorporated in the PRC have been subjected to an income tax rate of 25% and Yancoal Australia has been subjected to a tax rate of 30% on its taxable profits.

(III)	Plan of Capital Expenditure

The capital expenditure for the first half of 2010 and the estimated capital expenditure for the second half of 2010 of the Group are set out in the following table:

	First half of 2010 (Estimated) (RMB100 million)	Second half of 2010 (Estimated) (RMB100 million)	2010 (Estimated) (RMB100 million)
The Company	1.828	9.918	11.746
Shanxi Neng Hua	0.014	0.244	0.258
Yancoal Australia	10.269	10.832	21.101
Yulin Neng Hua	0.152	0.575	0.727
Heze Neng Hua	0.119	3.080	3.199
Hua Ju Energy	0.062	0.731	0.793
Ordos Neng Hua	0.069	2.959	3.028
Total	12.513	28.339	40.852

Considering the current sufficiency in cash flow and capital sources of the Group, the Company believes that it will have sufficient capital to support its operational and development requirements.

(IV)	Investments of the Group during the Reporting Period

There were no financing activities during the reporting period and no previous funds raised were extended for use as investment in the current projects.

There was no investments by the Group with its own funds during the reporting period.

(V)	Outlook

1.	Outlook for market of the second half of 2010

Outlook for coal market

The supply and demand in the domestic coal market will generally be in balance. The continuous implementation of a proactive fiscal policy as well as the moderately relaxed monetary policy of the PRC government will facilitate the stable and rapid growth of the domestic economy and thus increase the coal demand of the major coal consumption industries. The demand of coal will be restrained due to the stricter implementation of measures of energy saving and emission reduction, the elimination of outdated production facilities and regulation of real estate industry. Meanwhile, domestic coal supply will increase due to the release of production capacity in new coal mines, the decrease of coal export and increase of coal import. Eventhough the coal transportation capacity has increased, there is a structural bottle neck in production and transportation restraining the demand. It is expected that the domestic coal price will remain stable on the whole and may fluctuate in small amplitude. The rapid formation of coal conglomerates will further increase the centralization of the coal industry and enhance the market competitiveness of large coal enterprises.

With the recovery of coal demand and the stability of coal supply, the coal price will remain fluctuating at a high level. Affected by the economic stimulus policy, the demand of energy steadily picks up. Among the coal importing countries in Asia, the coal import of India, Japan and Korea will increase and China will continue to be a net importer of coal, and therefore, the demand of coal in the Asia Pacific region will have a small range of increase. With the increase of coal supply by the traditional coal exporting countries such as Australia, Indonesia, and South Africa as well as the rapid increase of coal exports by Mongolia and Russia, the supply of coal to the Asia Pacific regional market will further increase. It is estimated that the international coal price will fluctuate at a high level in the second half of the year.

Outlook for domestic methanol market

Affected by the surplus of production capacity and with excess of supply over demand, the domestic methanol market has shown an overall general decline in the first half of 2010. In the second half of 2010, the gradual release of production capacity of the newly-built methanol facilities coupled with an increase in the imports of methanol, will further increase the domestic supply of methanol. With the lacklustre demand for downstream methanol products such as dimethylether and acetic acid, the excess of supply over demand in the domestic methanol market will continue and the methanol price will fluctuate at a low level. With the accelerated implementation by the state of policies such as elimination of outdated production capacities, promoting the use of methanol as fuel for vehicles, the increasing of the rate of export rebate for methanol products, commencement of anti-dumping investigation on imported methanol products and self-initiated measures to restrict production among methanol production enterprises, such factors will keep the domestic methanol market stable.

2.	Operating strategies

The Company will continue to implement its operational strategies for both external and internal development to continue to enhance its profitability and Shareholders’ return. In the second half of 2010, the Company will focus on the following operating strategies:

The Company will proactively and steadily promote the development and establishment of external projects and strive to benefit from the commencement of production as soon as possible. It will also enhance exterior project operations and management, speed up the establishment of the 0.6 million tonnes methanol project and the development of the coal resources of Ordos Neng Hua, realize the establishment of the Wanfu coal mine of Heze Neng Hua, facilitate the promotion of the establishment of Yushuwan Coal Mine in Shaanxi Province and strive to commence commercial operation as soon as possible.

The Company will strengthen capital operation and continue to search for new project acquisition opportunities. It will also seize opportunities amid the integration of coal resources, proactively look for new investment opportunities in coal and related industries in China and abroad, whilst taking into full consideration of technical and economic conditions as well as operational risks. It will also raise development funds by different means and participate in project investment, project development and establishment to create greater revenue for the Company and Shareholders.

The Company will improve operation management, ensure effective cost control and the maximization of effectiveness of the Company. Firstly, the Company will steadfastly insist on fundamental safety management and establish a long term and effective safe production mechanism. Secondly, the Company will optimize its existing coal mine production system, to ensure the continuous, normal, stable and highly efficient operation of coal mines. Thirdly, the Company will unremittingly improve product quality and market competitiveness and implement flexible sales strategies to maximize the profits of coal sales. Fourthly, the Company will strengthen its financial control and further enhance fund budget management to effectively control cost.

The Company will enhance its internal control system for regulating its operations, continue to improve its internal control of business processes and systems. The Company will also coordinate the management and control system of its overseas subsidiaries further to improve the operation management and internal control system of Yancoal Australia and stable operation of Felix in order to achieve satisfactory results.

The Company will perform its corporate social responsibilities in an active manner. Basic principles of safety, efficiency, cleanliness and mutual benefit will be insisted upon in order to achieve safe, clean and healthy development of the Company, promote the harmonious development of the regional economy, reward Shareholders for their support and affection and contribute to the society with good economic operations and an ecologically friendly environment.

3.	Major Risks faced by the Company, impact and measures

(1)	Risks arising from macro economy

The future development of globe economy is still uncertain. The emphasis of China’s macro- economic policies has been shifted from “Guaranteeing economic growth” to “Facilitating transformation of economic development models”. The Chinese government will relatively slow down the investment in infrastructure. In the age of low-carbon, the proportion of coal production and consumption as primary energy will decrease gradually. All these factors will affect the development of primary energy enterprises.

Counter-measures: actively carrying out research and development in new production technology, optimizing the structure of coal products, making great efforts on the exploration of the new ways of processing coal products, promoting the green production and clean utilization of coal, developing circular economy, facilitating energy saving and emission reduction and strengthening the sustainability of development.

(2)	Risks arising from competition within the industry

Pursuant to the requirement of the Chinese government, all the provinces, autonomous regions and municipality of China must complete the consolidation of coal enterprises before the end of 2010. The development of coal industry will move towards increasing in scale and intensification which will lead to fierce competition within the coal industry.

Counter-measures: Focusing on the company strategy of “starting a new undertaking, speeding up development”, the Company should comprehensively take advantage of its domestic and oversea resources and expand its business scale by acquisition of high quality assets through capital operation.

(3)	Risks arising from coal market

Affected by the macro-economic environment, uncertain factors in the domestic and oversea coal market have increased, and therefore, the gains and losses of the Group might fluctuate considerably.

Counter-measures: The Company will continuously increase the capability in market analysis and forecast, speed up the establishment of marketing system to integrate the domestic and overseas markets. Furthermore, the Company should transmit the model of making profit from the increase of price to the adjustments of types of products, the structures and the strategies.

(4)	Risks arising from production safety

The mining conditions of the coal mines in the Company’s headquarters become more complicated since the intrusions are getting more serious. The risk from production safety is still significant for the Company due to the intrinsic high-risks in coal and coal chemical industry.

Counter-measures: The Company will develop and establish the long-term effective mechanism of production safety, ie: (i) intensively implementing the safety instruction to help the employees deepen consciousness of safety; (ii) strictly carrying on the quantizing assessment of the safety responsibility in order to enhance the initiative of the employees performing their duties; (iii) strengthening the prevention and treatment of significant disasters, elaborating and perfecting the emergency response plan; (iv) intensifying the control of employees’ behavior to ensure the safety at work; (v) enhancing the oversight and inspection for safety, and developing the mechanism of joint inspection exercised by the department of safety supervision and other departments.

(5)	Risks arising from the increase of production cost

The production cost will increase due to (i) the increase of expenditure due to management of land subsidence and the protection of environment; (ii) the increase of expenditure due to production safety; (iii) the increase of expenditure due to rise of raw materials expenses, employees’ wages and salaries as a result of the inflation; (iv) the potential increase of expenditure due to the changes in policies.

Counter-measures: The Company will strictly carry out the disciplines driven by production technology and procedure. It will also adopt advanced technique to increase the recovery rate of coal resource. The Company will allocate budget of costs and expenses more scientifically while enhancing the control management of the controllable expenses and the unit consumption of materials.

(6)	Risks arising from exchange rate

The exchange rate between Australia dollar and U.S. dollar has been fluctuating frequently, which will significantly affect the gains and losses of the Group.

Counter-measures: The Company will study carefully the trend of exchange rate between Australia dollar and other currencies, and be prepared to carry out the exchange rate and interest rate hedging business to avoid exchange rate risk.

(VI)	Profits forecast for the first three quarters of 2010

The coal sales volume and average selling price of the Group are expected to increase in the first three quarters of 2010. Calculated and estimated under the CASs, the net profit of the Group attributable to shareholders of the Parent Company will increase by 50% compared with the corresponding period of 2009. During the first three quarters of the 2009, the net profit of the Group attributable to shareholders the Parent Company was RMB 3.0284 billion.

II.	CHANGES OF ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND AMENDMENTS OF SIGNIFICANT ACCOUNTING ERRORS

During the reporting period, the Company made no changes in accounting policies and amendments of significant accounting errors.

III.	OTHERS

(Prepared in accordance with the relevant laws, regulations and listing rules in PRC)

1.	During the reporting period, there were no significant changes in the composition of profits, principal business, the structure and profitability of principal business of the Group.

2.	During the reporting period, other operations have no significant effect on the net profit of the Group attributable to the Controlling Shareholder.

3.	During the reporting period, there was no joint-stock company from which the investment income exceeds 10% of the net profit of the Group attributable to the Controlling Shareholder.

CHAPTER 4 CHANGES IN SHARE CAPITAL

AND SUBSTANTIAL SHAREHOLDINGS

I.	CHANGES IN SHARE CAPITAL

During the reporting period, the total number of shares and the capital structure of the Company remained unchanged.

As at 30 June 2010, the share capital structure of the Company was as follows:

	Unit: share
	Shares Percentage (%)
1. Listed shares with restricted trading moratorium	2,600,041,800	52.8636
Shares held by state-owned legal person	2,600,000,000	52.8627
Natural person shareholding in A Shares	41,800	0.0009
2. Shares without trading moratorium	2,318,358,200	47.1364
A Shares	359,958,200	7.3186
H Shares	1,958,400,000	39.8178
3. Total share capital	4,918,400,000	100.0000

II.	SHAREHOLDERS

(1)	Total Number of Shareholders as at the end of the reporting period

As at 30 June 2010, the Company had a total of 119,693 Shareholders, of which 4 were holders of A Shares subject to trading moratorium, 119,527 were holders of A Shares without trading moratorium and 162 were holders of H Shares.

(2)	Top Ten Shareholders and Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

Based on the register of members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 30 June 2010, the top ten Shareholders and the top ten Shareholders holding tradable shares not subject to trading moratorium were as follows:

Unit: share
Total number of Shareholders	119,693

Shareholdings of the Top Ten Shareholders Name of Shareholder	Shareholder Status	Shareholding Percentage (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held with selling restrictions	Number of pledged or locked shares
Yankuang Group Corporation Limited	State-owned corporate	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC Nominees Limited	Overseas corporate	39.63	1,948,975,946	-5,179,200	0	Unknown
Jingshun Great wall Selected Blue Chip Equity Investment Fund	Others	0.14	7,116,323	7,116,323	0	0
BILL & MELINDA GATES FOUNDATION TRUST	Others	0.11	5,500,000	2,499,926	0	0
China Life Insurance Company Ltd.	Others	0.10	5,099,941	5,099,941	0	0
ICBCCS High Yield Equity Fund	Others	0.09	4,370,711	830,888	0	0
DA ROSA JOSE AUGUSTO MARIA	Overseas individual	0.09	4,330,000	4,330,000	0	Unknown
Jiashi CSI300 Index Securities Investment Fund	Others	0.08	3,709,833	-142,700	0	0
Jianxin Advantage Power Stock Securities Investment Fund	Others	0.06	2,999,978	2,999,978	0	0
China AMC CSI 300 Index Securities Investment Fund	Others	0.06	2,730,000	30,000	0	0

Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

Name of Shareholder	Number of tradable shares held	Class of shares held
HKSCC Nominees Limited	1,948,975,946	H shares
Jingshun Great wall Select Blue Chip Equity Investment Fund	7,116,323	A shares
BILL & MELINDA GATES FOUNDATION TRUST	5,500,000	A shares
China Life Insurance Company Ltd.	5,099,941	A shares
ICBCCS High Yield Equity Fund	4,370,711	A shares
DA ROSA JOSE AUGUSTO MARIA	4,330,000	H shares
Jiashi CSI300 Index Securities Investment Fund	3,709,833	A shares
Jianxin Advantage Power Stock Securities Investment Fund	2,999,978	A shares
China AMC CSI 300 Index Securities Investment Fund	2,730,000	A shares
Shenwan Paris New Power Stock Securities Investment Fund	2,718,550	A shares
Connected relationship or concerted-party relationship among the above Shareholders	As disclosed above, there are no connected relationship or concert-party relationship among the above Shareholders.

Notes:

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

(3)	Shareholdings of the Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium

As at 30 June 2010, the table sets out the shareholdings of the top ten Shareholders holding tradable shares subject to trading moratorium:

					Unit: shares
No	Name of Shareholders subject to trading moratorium	Number of shares held subject to trading moratorium	Listing and trading date	Number of additional tradable shares	Undertakings
1	Yankuang Group	2,600,000,000	Should Yankuang Group complete the undertakings in shares appropriation of Yanzhou Coal, the Shares held by it can be listed and traded in the market.	0	Undertakings of Yankuang Group, referred to in the paragraph headed “9. Undertakings” under “Chapter 6 Significant Events”

2	Yang Deyu	20,000	1 July 2010	0	In accordance with the relevant laws, Directors, Supervisors and senior management staff cannot transfer the shares held by them within six months after termination of their employment with the Company.

3	Wu Yuxiang	20,000	In accordance with the relevant laws, during their employment with the Company, Directors, Supervisors and senior management staff can only transfer up to 25% of the total number of shares held by them each year. If the above persons sold any shares held by them within six months after purchasing, or made any purchase within six months after disposal, any gain made shall be for the benefit of the Company.
4	Song Guo	1,800

(4)	Shareholders’ information disclosed pursuant to the Hong Kong Listing Rules

Save as disclosed below, as at 30 June 2010, no other person (other than a Director, chief executive or Supervisor of the Company) had any interest or short position in the shares and underlying shares of the Company as recorded in the register to be kept pursuant to Section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholders	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (State-owned Legal person shares)	2,600,000,000	(L)	Beneficial owner	Corporate	87.84%(L)	52.86%(L)

JP Morgan Chase & Co.	H Shares	259,127,056 12,745,589 76,370,800 (note 2)	(L) (S) (P)	Beneficial owner, investment manager and Custodian corporation/Approved lending agent	Corporate	13.23%(L) 0.65%(S) 3.90%(P)	5.27%(L) 0.26%(S) 1.55%(P)

Templeton Asset Management Ltd.	H Shares	178,536,000	(L)	Investment manager	Corporate	9.12%(L)	3.63%(L)

BNP Paribas Investment Partners SA	H Shares	117,641,207	(L)	Investment manager	Corporate	6.01%(L)	2.39%(L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
2.	The long positions in H Shares included 15,080,788 H Shares, which were held in the capacity of beneficial owners, 167,675,468 H Shares were held by investment managers and 76,370,800H Shares were held as interests of controlled corporations.

The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners.

Among the aggregate interests of long position in H Shares, 2,334,000 H Shares were held as derivatives.

Among the aggregate interests of short position in H Shares, 6,295,589 H Shares were held as derivatives.

Pursuant to the PRC Securities Law and section 336 of the SFO, save as disclosed above, no other Shareholder was recorded in the register as at 30 June 2010, as having an interest of 5% or more of the Company’s issued shares.

During the reporting period, the Controlling Shareholder and its actual controller remained unchanged.

CHAPTER 5 THE BOARD, SUPERVISORS,

SENIOR MANAGEMENT AND EMPLOYEES

I.	CHANGE IN SHARES HELD BY THE BOARD, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed below, as at 30 June 2010, none of the Directors, chief executive and senior management had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO), nor had any of them been granted any rights or short positions to subscribe for any interest in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) required to be notified to the Company and the Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

Name	Title	Number of shares hold at the beginning of the year (shares)	Increase during the reporting period (shares)	Decrease during the reporting period (shares)	Number of shares held at the end of the year (shares)	Reasons for the change in shareholdings
Wu Yuxiang	Director, Chief Financial Officer	20,000	0	0	20,000	unchanged
Song Guo	Chairman of Supervisory Committee	1,800	0	0	1,800	unchanged

All of the above disclosed interests represent long position in the Company’s shares.

As at 30 June 2010, the Directors, Supervisors and senior management together held 21,800 of the Company’s shares, representing 0.0004% of the share capital of the Company.

During the six months ended 30 June 2010, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

II.	APPOINTMENT OR RESIGNATION OF DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT DURING THE REPORTING PERIOD

Mr. Yang Deyu, former Vice Chairman of the Board, tendered his resignation to the Board on 31 December 2009, resigning from his positions as a Director and Vice Chairman of the Company. At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board held on 26 February 2010, Mr. Li Weimin was elected as non-independent Director and vice chairman of the fourth session of the Board.

Save as disclosed above, there was no other appointment or resignation of Directors, Supervisors and senior management during the reporting period.

III.	EMPLOYEES

As at 30 June 2010, the Group had a total number of 50,782 employees, of whom 3,516 were administrative personnel, 1,814 were technicians, 35,821 were involved in coal production and 9,631 were other supporting staff.

As at 30 June 2010, the total wages and allowances of the staff of the Group for the reporting period amounted to RMB1.9944 billion.

CHAPTER 6 SIGNIFICANT EVENTS

I.	CORPORATE GOVERNANCE

(1)	Corporate Governance Status

Since the listing of the Company, in accordance with the PRC Company Law, the PRC Securities Law and foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system and the requirements in relevant documents detailed by the CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance during the reporting period:

1.	As approved at the first 2010 extraordinary general meeting of the Company held on 26 February 2010, the Company amended the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited. Following amendments to the listing regulatory requirements and the Articles, amendments have been made to the duties and powers of independent Directors, the composition of specialized committees, the composition of the supervisory committee and method of notification of supervisory committee meetings.

2.	As approved at the thirteenth meeting of the fourth session of the Board held on 26 February 2010, the Company made amendments to the Information Disclosure Management System of Yanzhou Coal Mining Company Limited, established an accountability system concerning the responsibility for the information disclosure of significant errors and a record system of the use of external information, improved the use of external information system and amended the accountability provisions concerning disclosure violations involving the non-disclosure of important information.

3.	As approved at the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the Company made amendments to the Management and Use System of Raised Funds and the Code for Securities Transactions of the Management, amended the provisions of the management and use of raised funds, improved the provisions of preceding procedure, limitation of amount, untradeable period and the legal procedure required by the change of securities after the securities transactions.

4.	At the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the Board made an assessment on the effectiveness of its internal control systems in 2009. The assessment result was that the internal control system of the Company is sound and has been implemented effectively, no major fault was found in the design of the internal control or its implementation. The assessment result of Grant Thornton was that, as at 31 December 2009, based on the Internal Control—Overall Framework Report issued by the Anti-False-Financial-Report Committee of America, the Company (excluding Felix, which was acquired in December 2009) has kept effective internal control of financial statements.

At present, the articles relating to H shares in the Articles are not fully compliant with the regulations of the CSRC. Once the CSRC has amended the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, the Company will make amendments to the articles relating to H shares promptly.

(2)	Compliance with the Code on Corporate Governance Practices

(Prepared under the regulatory rules of Hong Kong)

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. During the reporting period, the corporate governance rules and practices of the Group were compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Some aspects of the corporate governance practice adopted by the Group are more stringent than the Corporate Governance Code.

There was no significant difference between the compliance with the code provisions by the Company during the reporting period and that disclosed in the Company’s 2009 annual report.

(3)	Compliance with the Model Code

(Prepared under the regulatory rules in Hong Kong)

Having made specific enquiry to all Directors and Supervisors of the Company, during the reporting period, the Directors and the Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listing Issuers (the “Model Code”) set out in Appendix 10 to the Hong Kong Listing Rules. The Company has adopted a code of conduct regarding securities transactions of the Directors on terms no less than the required standard set out in the Model Code.

II.	PROFIT DISTRIBUTION

(1)	Implementation of cash dividend plan during the reporting period

The 2009 annual general meeting of the Company which was held on 25 June 2010 approved the cash dividend plan. According to the plan, a sum of RMB1.2296 billion which was paid to the Shareholders, i.e., RMB0.25 per share (tax inclusive).

As at the date of this Interim Report, all the cash dividends for 2009 had been distributed to the Shareholders.

The cash dividend policy was specified in the Articles as follows: the profit distribution policy of the Company shall remain persistent and steady. The final dividend shall be distributed and paid off by the Board under the mandate of the annual meeting through an ordinary resolution. As approved by the Board and the annual meeting, the Company may distribute mid-term cash dividend. The cash dividend distributed by the Company should be approximately 35% of the net profit of corresponding accounting period deducting the statutory reserves.

(2)	Mid-term profit distribution for 2010

The Company had not distributed any mid-term profit or increased its capital from capital reserve in the first half of 2010.

III.	EXPANDING BUSINESS SCOPE AND AMENDING ARTICLES

As approved at the 2009 annual general meeting held on 25 June 2010, the Company added “the sales of coke and iron ore; the import and export of goods and technology; warehousing; motor repairing business” to its business scope and amended the terms of the relevant article in the Articles. For details, please refer to the Notice of 2009 Annual General Meeting of the Company dated 23 April 2010. Such disclosed information was posted on the Shanghai Stock Exchange’ website, Hong Kong Stock Exchange’ website, the Company’s website, and/or China Securities and Shanghai Securities in China.

IV.	LITIGATION AND ARBITRATION

The Company was not involved in any significant litigation or arbitration during the reporting period.

V.	EXTERNAL EQUITY INVESTMENTS

As at 30 June 2010, the external equity investments made by the Company are set out as follows:

No	Stock code	Stock abbreviation	Number of shares held (share)	Share capital of the company	Initial investment cost (RMB)	Accounting items	Book value at the end of the reporting period (RMB)	Current income (RMB)

1	600642	Shenergy	22,323,900	0.83%	60,420,274	Financial assets available-for-sale	111,473,756	4,464,780
2	601008	Lianyungang	1,380,000	0.50%	1,760,419	Financial assets	5,774,381.56	39,316.11
						available-for-sale	117,248,137.56

Total					62,180,693		—	4,504,096.11

Source of Shenergy shares: Agreement for the transfer of public corporate shares in 2002 and bonus issue shares in 2004.

Source of Lianyungang shares: subscription to promoter’s shares and bonus issue shares in 2007 at the time of establishment of the company.

Save as disclosed above, the Company had made no equity investments in other listed companies or financial enterprises as at the date of this Interim Report.

The above external equity investments are disclosed under the relevant regulatory rules of the PRC (excluding Hong Kong).

VI.	SIGNIFICANT ASSET ACQUISITIONS AND SALES, REORGANIZATION

Establishment of Ordos Neng Hua and Acquisition of Coal Chemical Project

As approved at the working meeting of the general managers held on 1 December 2009, the Company established Ordos Neng Hua in Inner Mongolia Autonomous Region, a wholly-owned subsidiary, at a consideration of RMB 500 million of the Company’s own funds on 18 December 2009, as the Company’s investment management platform of coal mining, coal chemicals and a coal power project in Inner Mongolia. Ordos Neng Hua, at a consideration of RMB190 million of its own funds, acquired 100% of shares of Inner Mongolia Rongxin Chemical Co.,Ltd., Inner Mongolia Daxin Industrial Gas Co.,Ltd. and Inner Mongolia Yize Mining Investment Co.,Ltd. (collectively known as the Target Companies), held by Kingboard Chemical Holdings Limited. The relevant share ownership transfer procedures were completed on 16 April 2010. The Target Companies shall be responsible for the establishment of the 0.6 million tonnes methanol project.

The acquisition of the Target Company and the establishment of the coal chemical business management platform is beneficial for acquiring more coal resources in Ordos City and further participating in the development of coal resource in the Inner Mongolia Autonomous Region, which can strengthen the Company’s sustainable development power and core competitiveness. The acquisition had no material impact on the Group’s business continuity, management stability, financial situation and operating results during the reporting period. The consideration for the acquisition is RMB190 million, representing approximately 5.5% of the unaudited net profits of RMB3.4335 billion for the first half of 2010 under the PRC CASs.

VII.	CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly made with its Controlling Shareholder (together with its subsidiaries) for the provision of materials and services giving rise to continuing connected transactions, asset purchase transactions and connected transaction for joint external investment.

(1)	Continuing connected transactions

The five connected transaction agreements and the annual caps from 2009 to 2011 for the transactions to be performed thereunder were approved at the second extraordinary general meeting held on 23 December 2008. Prices of these transactions are mainly determined by the price fixed by the PRC government, and if there is no PRC government price available, the market price will be used. If there is no market price available, then the actual cost will be applied. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except those transactions which are not yet completed or those amounts are in dispute.

1.	Continuing connected transaction of the supply of materials and services

(The listed figures are under the PRC CASs)

The sales of goods and rendering of services by the Group to its Controlling Shareholder amounted to RMB1.3817 billion in the first half of 2010. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB758.6 million.

The following is a table of connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in the first half of 2010:

	the first half of 2010		the first half of 2009		Increase/ decrease of connected
	Amount	Income	Amount	Income	transactions
	(RMB’000)	(%)	(RMB’000)	(%)	(%)

Sales of goods and rendering of services by the Group to its Controlling Shareholder	1,381,733	8.86	868,955	8.99	59.01
Sales of goods and rendering of services by the Controlling Shareholder to the Group	758,618	4.86	878,864	9.09	-13.68

Effect on profits of sales of coal by the Group to the Controlling Shareholder in the first half of 2010 is listed in the table below:

	Sales income	Operation cost	Gross Profits
	(RMB’000)	(RMB’000)	(RMB’000)

Coal sold to the Controlling Shareholder	1,069,801	455,474	614,327

2.	Continuing transaction of pension fund

As approved at the 2008 second extraordinary general meeting held on 23 December 2008 and according to the annual transaction caps from 2009 to 2011 as set out in the Pension Fund Management Agreement, the Controlling Shareholder shall provide free management and submission services of endowment insurance fund, medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and pregnancy insurance fund (the “Pension Fund”). The amount of the Pension Fund paid by the Group in the first half of 2010 was RMB482 million.

Details of the annual transaction caps of 2010 and actual transaction situation in the first half of 2010 for the above “1.Continuing connected transaction of the supply of materials and services” and “2. Continuing transaction of pension fund” are shown in the following table.

No	Type of connected transaction	Agreement	Annual transaction cap for the year 2010 (RMB’000)	Value of transaction for the first half of 2010 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	660,000	198,954
2	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,356,820	559,664
3	Pension fund management and payment services provided by Yankuang Group for the Group’s staff	Provision of Pension Fund Management Service Agreement	1,209,600	481,966
4	Coal and material provided to Yankuang Group	Provision of Products and Material Agreement	4,070,000	1,258,745
5	Fuel and power provided to Yankuang Group	Provision of Electricity Agreement	334,000	122,988

(2)	Purchase of assets transaction

Mining Rights fee for Jining III Coal Mine

Pursuant to the “Acquisition Agreement of Jining III Coal Mine” entered into between the Company and Yankuang Group in 2000, the mining rights fee of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest, commencing from 2001. The Company should have made payment of mining right fee of RMB13.248 million in 2010 which has not yet been paid as at

30 June 2010.

(3)	External Connected Transactions entered into jointly by the Group and related parties

Pursuant to the resolutions passed at the thirteenth meeting of the third session of the Board on 3 August 2007, the “Agreement for the Investment in and Establishment of Yankuang Group Finance Company Limited” was signed by the Company with Yankuang Group and Zhongcheng Trust and Investment Company Limited on

20 April 2010. At the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the Board approved the continuing connected transactions including the deposits, borrowings, settlement and the annual caps from 2010 to 2011 for the transactions of Yankuang Group Finance Company Limited (the final name has not been approved by the industry and commerce registration authorities) after its establishment.

The principal activities of Yankuang Group Finance Company Limited include handling internal transfer and settlement of funds among different member accounts, accepting deposits from members and lending to members (The final principal activities of the company are subject to approval by the China Banking Regulatory Commission). The proposed registered capital of the company is RMB500 million, of which Yanzhou Coal will contribute RMB125 million in cash, representing an equity interest of 25%.

The China Banking Regulatory Commission approved the establishment of Yankuang Group Finance Company Limited on 16 November 2009. As at the date of this Interim Report, the procedures for the establishment of Yankuang Group Finance Company Limited have not been completed.

(4)	The balance due between the Group and the Controlling Shareholder was due to the mutual provision of materials and services and the acquisition of assets.

Balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in the first half of 2010 are listed as follows:

	payable to related parties		receivable from related parties
Related parties	Amount involved	Remaining	Amount involved	Remaining
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)

Yankuang Group	1,741,021	944,379	1,294,531	1,004,035

For the six months ended on 30 June 2010, there was no situation where the Controlling Shareholder or its subsidiaries have used the Group’s funds for non-operational matters.

The details of the Group’s connected transactions prepared in accordance with the IFRS are set out in note 26 to the financial statements herein, or note IX as prepared in accordance with PRC CASs.

Other than the material connected transactions described in this Chapter, the Group was not a party to any material contracts during the reporting period.

VIII.	MATERIAL CONTRACTS AND PERFORMANCE

(1)	During the reporting period, the Company had not been involved in any trust arrangement, contract or lease of another company’s assets or another company’s trust arrangement, contract or lease of the Company’s assets, or such transactions were extended to this period which occurred in the previous period.

(2)	The information of guarantee contracts arising during the reporting period or occurred in the previous period but was extended to the period:

The Company’s 2009 first extraordinary general meeting which was held on 30 October 2009 approved the “Resolution Relating to the Acquisition of 100% Equity Interest in Felix”.

1.	On 16 October 2009, Yancoal Australia entered into a financing arrangement in respect of the satisfaction of the consideration for the acquisition of equity interest in Felix with Bank of China, Sydney Branch, State Development Bank, Hong Kong Branch and China Construction Bank, Hong Kong Branch, with the three banks to offer a USD2,900 million loan to Yancoal Australia.

2.	On 9 December 2009, Yancoal Australia and the Bank of China, Sydney Branch entered into a financing agreement whereby the Bank of China, Sydney Branch provided a loan of USD140 million for the acquisition of equity interest in Felix.

The above acquisition financing agreements amounted to USD3.040 billion in total and the guarantees provided by the Company amounted to RMB29.8821 billion, equivalent to 69.5% of the unaudited net asset value of the Group as at 30 June 2010 calculated according to the PRC CRSs. Yankuang Group provided counter-guarantees.

Prior to the acquisition of Felix by Austar Company, Felix has provided a guarantee to its subsidiaries and jointly controlled entity for the purpose of production and operation, in which the guarantee was extended till the reporting period. As at 30 June 2010, the balance of the guarantee was AUD37.28 million.

Save as disclosed above, there were no significant guarantees during the reporting period or occurred in the previous period which were extended to the reporting period.

(3)	Entrusted loans provided during the reporting period and entrusted loans previously provided which were carried forward to the reporting period are set out in the following table.

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Yancoal Australia Pty Limited	USD90 million	From 7 November 2005 to 7 November 2010	2.35%-4.67%

Reviewed and approved at the board meeting held on 28 June 2005 Reviewed and approved extension of repayment date for one year at the board meeting held on 17 August 2007 Reviewed and approved the extension of repayment date for two years at the Board meeting held on 24 October 2008

						None	Recovered US$24.5 Million	USD841,345.11

2	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17 May 2007 to 17 May 2012 Withdrawal of RMB500 million via 10 draw downs	5.40%	Reviewed and approved at the board meeting held on 25 October 2006. Reviewed and approved extension of repayment date for two years at the work meeting of general managers held on 24 May 2010	None	None	RMB6,750,000

3	Yanmei Heze Neng Hua Company Limited	RMB500 million	From 11 April 2008 to 22 November 2012	5.76%	Reviewed and approved at the work meeting of general managers held on 27 July 2007. Approved transfer of RMB500million to share capital at the Board meeting on 27 October 2009.	None	transferred to share capital of RMB500 million	RMB7,280,000

4	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28 March 2008 to 22 November 2012. Withdrawal of RMB120 million via 5 draw downs	5.76%	Reviewed and approved at the work meeting of general managers held on 27 July 2007	None	None	RMB4,695,867.47

5	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1.5 billion	From 15 October 2007 to 15 October 2012. Withdrawal of RMB1,500 million via 29 draw downs	5.76%	Reviewed and approved at the board meeting held on 17 August 2007	None	None	RMB21,600,000

6	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24 December 2007 to 24 December 2010	5.40%	Reviewed and approved at the work meeting of general managers held on 5 November 2007	None	None	RMB1,365,000

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

7	Yanmei Heze Neng Hua Company Limited	RMB850 million	From 11 April 2008 to 25 February 2013. Withdrawal of RMB850 million via 6 draw downs	5.76%	Reviewed and approved at the work meeting of general managers held on 14 January 2008. Approved transfer of RMB850million to share capital at the Board meeting on 27 October 2009.	None	Transferred to share capital of RMB850 million	RMB12,376,000

8	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15 October 2008 to 15 October 2010. Withdrawal of RMB80 million via 5 draw downs	5.40%	Reviewed and approved at the work meeting of general managers held on 21 August 2008	None	None	RMB2,184,000

9	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 30 December 2008 to 30 December 2010	5.40%	Reviewed and approved at the work meeting of general managers held on 15 December 2008	None	None	RMB546,000

10	Yanmei Heze Neng Hua Company Limited	RMB529 million	From 24 June 2009 to 27 February 2014. Withdrawal of RMB529 million via 8 draw downs	5.76%	Reviewed and approved at the work meeting of general managers held on 23 February 2009. Approved transfer of RMB150million to share capital at the Board meeting on 27 October 2009.	None	Transferred to share capital of RMB150 million	RMB10,509,920

11	Shandong Hua Ju Energy Co. Limited	RMB200 million	From 16 March 2009 to 16 March 2012	5.40%	Reviewed and approved at the work meeting of general managers held on 23 February 2009	None	Recovered RMB80 million	RMB3,276,000

12	Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	From 16 April 2009 to 16 March 2012. Withdrawal of RMB130 million via 8 draw downs	5.40%	Reviewed and approved at the work meeting of general managers held on 23 February 2009	None	None	RMB1,750,500

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

13	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 17 April 2009 to 13 April 2010.	5.31%	Reviewed and approved at the work meeting of general managers held on 7 April 2009	None	Yes	RMB333,350

14	Shanxi Heshun Tianchi Energy Company Limited	RMB40 million	From 28 December 2009 to 28 December 2011. Withdrawal of RMB40 million	5.40%	Reviewed and approved at the work meeting of general managers held on 21 December 2009	None	Covered 15million	RMB982,500

15	Yanzhou Coal Yulin Neng Hua Company Limited	RMB200 million	From 19 January 2010 to 9 January 2013. Withdrawal of RMB150 million	5.40%	Reviewed and approved at the work meeting of general managers held on 31 December 2009	None	Covered 34million	RMB3,233,400

16	Yanmei Heze Neng Hua Company Limited	RMB600 million	From 3 June 2010 to 3 June 2015. Withdrawal of RMB250 million	5.76%	Reviewed and approved at a the work meeting of general managers held on 24 May 2010	None	None	RMB760,000

At the work meeting of general managers held on 22 January 2007, Shanxi Neng Hua was approved to grant an entrusted loan of RMB200 million to Tianhao Chemicals. Details are set out in the following table:

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Shanxi Tianhao Chemicals Company Limited	RMB200 million	From 29 March 2007 to 28 March 2012. Withdrawal of RMB200 million via 3 draw downs	6.48%	Reviewed and approved at the work meeting of general managers held on 22 January 2007	None	None	—

There was no entrusted loan provided by the Company during the reporting period. Save as disclosed in the above table, the Company currently has no other plan to offer entrusted loans.

The above entrusted loan is disclosed under the relevant PRC (excluding Hong Kong) regulatory rules.

Save as the disclosed in this chapter, the Company had not been a party to any material contracts during the reporting period.

IX.	UNDERTAKINGS

Undertakings of the share reform

The Company exercised the share reform plan on 31 March 2006. Yankuang Group, as the original non-tradable Shareholder made the following special undertakings during the process of the share reform plan and their performance are set out as follows:

Name of Shareholder	Content of undertaking		Performance of undertaking

Yankuang Group	(1)	The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;	The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

	(2)	In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company, in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of the coal liquefaction project, which is currently being developed by Yankuang Group.	In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which were in line with the Company’s development strategies. Yankuang Group is in the process of implementing its other undertakings and no material progress has been made in this respect.

	(3)	All the relative expenses incurred for execution of the share reform plan would be borne by Yankuang Group.	The undertaking has already been performed.

Save as disclosed above, there were no significant undertakings made during the reporting period or previous period which have been carried forward to the reporting period by the Company or the Shareholders with the shareholdings more than 5% (including 5%), which might have material effect on the results of operation and financial position.

The above mentioned implementation of share reform is disclosed under the relevant PRC (excluding Hong Kong) regulatory rules.

X.	THE DISCLOSURE OF OTHER SIGNIFICANT EVENTS

1.	Selection of director and the vice chairman of the board

For details, please refer to “Chapter 5 The Board, Supervisors, Senior Management and Employees—II. Appointment or Resignation of Directors, Supervisors and Senior Management”.

2.	Increased Registered Capital of Subsidiaries

(i)	Increased Registered Capital of Heze Neng Hua

As approved at the eleventh meeting of the fourth session of the Board held on 27 October 2009, the Company injected RMB1.5 billion into Heze Neng Hua. On 18 May 2010, the registered capital of Heze Neng Hua increased from RMB1.5 billion to RMB3.0 billion and Yanzhou Coal’s shareholding percentage increased from 96.67% to 98.33%.

(ii)	Shanxi Neng Hua acquired the equity of Tianhao Chemicals

Shanxi Neng Hua acquired 0.042% of the equity of Tianhao Chemicals held by natural persons through its self-owned funds of RMB14,150. On 5 March 2010, the equity of Tianhao Chemicals held by Shanxi Neng Hua increased from 99.85% to 99.89%.

3.	Other events

(Prepared under the regulatory rules of Hong Kong)

Repurchase, sale or redemption of the listed shares of the Company

The Shareholders have granted the Board a general mandate, subject to which the Board may, during the relevant period, (i) make the decision based on the needs and market conditions to repurchase H shares not exceeding 10% of the total amount of existing issued H shares as at the date of passing of the resolutions; and (ii) issue additional H Shares which should not exceed 20% of issued H shares.

As at the date of this Interim Report, the Company had not exercised the above mentioned general mandates.

Remuneration policy

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and Supervisors will be submitted to the Shareholders’ general meeting for approval. The remuneration for senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company. The annual remuneration consists of basic salary and benefit income. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed out after the assessment to be carried out in the following year.

The remuneration policy for the other employees of the Group is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

Auditors

During the reporting period, the Company engaged Grant Thornton Certified Public Accountants Ltd. in Hong Kong and Shine Wing Certified Public Accountants Ltd. in the PRC (excluding Hong Kong) as its international and domestic auditors, respectively.

XI.	DURING THE REPORTING PERIOD, THE COMPANY AND ITS DIRECTORS, SUPER VISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLING PERSONS HAVE NOT BEEN INVESTIGATED BY AUTHORITIES, JUDICIAL DEPARTMENTS TAKEN COMPULSORY MEASURES, TRANSFERRED TO JUDICIAL ORGANISATIONS OR CRIMINALLY LIABLE, INSPECTED BY THE CSRC, PUNISHED BY CSRC, BANNED FROM ENTRY INTO THE SECURITIES MARKET, CONFIRMED AS NON-FIT AND PROPER PERSONS TO BE SELECTED FROM OTHER ADMINISTRATIVE DEPARTMENTS, OR RECEIVED PUBLIC REPRIMAND FROM THE STOCK EXCHANGES.

XII.	THE INDEX OF OTHER SIGNIFICANT DISCLOSED INFORMATION

Item	Date	Printed papers and areas	Posted websites

Announcement in Relation to the Resolutions Passed at the Twelfth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited	5 January 2010	D007 Page, China Securities Journal A7 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Resolutions Passed at the Seventh Meeting of the Fourth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited	5 January 2010	D007 Page, China Securities Journal A7 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Notice of the Holding of the First 2010 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	11 January 2010	A17 Page, China Securities Journal 24 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Thermal Coal Contracts of Inner Shandong Province Signed in Year 2010 of Yanzhou Coal Mining Company Limited	27 January 2010	B06 Page, China Securities Journal B15 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement of H Shares of Yanzhou Coal Mining Company Limited	6 February 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Materials on the First 2010 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	12 February 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Resolutions Passed at the First 2010 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	1 March 2010	A19 Page, China Securities Journal 17 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Legal Opinions of the First 2010 Extraordinary General Meeting of Yanzhou Coal Mining Company Limited	1 March 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Resolutions Passed at the Thirteen Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited	1 March 2010	A19 Page, China Securities Journal 17 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

The Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited	1 March 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

The Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited	1 March 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

The Information Disclosure Management System of Yanzhou Coal Mining Company Limited	1 March 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Financial Supplementary Disclosure of Significant Assets Organization of Yanzhou Coal Mining Company Limited	23 March 2010	D027 Page, China Securities Journal B37 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Circular Letter for H Share of Yanzhou Coal Mining Company Limited	23 March 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement of H Share of Yanzhou Coal Mining Company Limited	23 March 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Item	Date	Printed papers and areas	Posted websites

Announcement of Connected Transactions of Yanzhou Coal Mining Company Limited	21 April 2010	B08 Page, China Securities Journal B96 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Resolutions Passed at the Fourteenth Meeting of the Fourth Session of the Board of Yanzhou Coal Mining Company Limited	26 April 2010	C033 Page, China Securities Journal 56 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Annual Report of Yanzhou Coal Mining Company Limited	26 April 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Summary of the Annual Report of Yanzhou Coal Mining Company Limited	26 April 2010	C033 Page, China Securities Journal 56 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

2009 Annual Report for H Share of Yanzhou Coal Mining Company Limited	26 April 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Code for Securities Transactions of the Management of Yanzhou Coal Mining Company Limited	26 April 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Management and Use System of Raised Money of Yanzhou Coal Mining Company Limited	26 April 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Notice of the Holding of the 2009 General Meeting of Yanzhou Coal Mining Company Limited	26 April 2010	C033 Page, China Securities Journal 56 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Notice of Holding the First 2010 General Meeting for A Share and H Share of Yanzhou Coal Mining Company Limited	26 April 2010	C033 Page, China Securities Journal 57 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement in Relation to the Resolutions Passed at the Eighth Meeting of the Fourth Session of the Supervisory Committee of Yanzhou Coal Mining Company Limited	26 April 2010	C033 Page, China Securities Journal 56 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

First Quarter Report of Yanzhou Coal Mining Company Limited	26 April 2010	C033 Page, China Securities Journal 56 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement of H Shares of Yanzhou Coal Mining Company Limited	26 April 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

2009 Specification for the Funds Occupied by the Controlling Shareholder and Other Connected Parties of Yanzhou Coal Mining Company Limited	26 April 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

2009 Continuous Supervision Report for Significant Assets Reorganization of Yanzhou Coal Mining Company Limited	11 May 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement of H Shares of Yanzhou Coal Mining Company Limited	24 May 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Materials on the 2009 General Meeting of Yanzhou Coal Mining Company Limited	19 June 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Item	Date	Printed papers and areas	Posted websites

Materials on the First 2010 General Meeting for A Share and H Share of Yanzhou Coal Mining Company Limited	19 June 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcements in Relation to the Resolutions Passed at the 2009 General Meeting of Yanzhou Coal Mining Company Limited	28 June 2010	B003 Page, China Securities Journal 35 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcements in Relation to the Resolutions Passed at the First 2010 General Meeting for A Share and H Share of Yanzhou Coal Mining Company Limited	28 June 2010	B003 Page, China Securities Journal 35 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Legal Opinions of 2009 General Meeting of Yanzhou Coal Mining Company Limited	28 June 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Legal Opinions of the First 2010 General Meeting for A Share and H Share of Yanzhou Coal Mining Company Limited	28 June 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement of Noticing Creditors Relating to Repurchasing H Shares of Yanzhou Coal Mining Company Limited	28 June 2010	B003 Page, China Securities Journal 35 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Announcement of Distributing the Final Dividend for 2009 of Yanzhou Coal Mining Company Limited	14 July 2010	B013 Page, China Securities Journal B1 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Articles of Yanzhou Coal Mining Company Limited (amendment in 2010)	22 July 2010	—	Shanghai Stock Exchange’s Website http://www.sse.com.cn

The Second Announcement of Noticing Creditors Relating to Repurchasing H Shares of Yanzhou Coal Mining Company Limited	26 July 2010	A16 Page, China Securities Journal 28 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

The Third Announcement of Noticing Creditors Relating to Repurchasing H Shares of Yanzhou Coal Mining Company Limited	27 July 2010	B031 Page, China Securities Journal B20 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

The Amending Announcement of Performance Forecasting for the First Half 2010 of Yanzhou Coal Mining Company Limited	30 July 2010	B010 Page, China Securities Journal B54 Page, Shanghai Securities News	Shanghai Stock Exchange’s Website http://www.sse.com.cn

Note:	The disclosure information in the table is in accordance with the regulatory rules of PRC (excluding Hong Kong) and has been posted on the Company’s website: http://www.yanzhoucoal.com.cn.

CHAPTER 7 FINANCIAL STATEMENTS

I.	Prepared in accordance with the IFRSs

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2010

		Six months ended 30 June
	Notes	2010 RMB’000 (unaudited)	2009 RMB’000 (unaudited)

Gross sales of coal	5	14,450,757	9,021,377
Railway transportation service income		258,250	116,467
Gross sales of electricity power		85,839	103,761
Gross sales of methanol		408,568	—
Gross sales of heat supply		15,274	9,825

Total revenue		15,218,688	9,251,430
Transportation costs of coal	5	(368,928)	(186,833)
Cost of sales and service provided	6	(7,363,472)	(4,634,140)
Cost of electricity power		(79,557)	(86,076)
Cost of methanol		(429,016)	—
Cost of heat supply		(7,609)	(6,692)

Gross profit		6,970,106	4,337,689
Selling, general and administrative expenses		(3,365,852)	(1,840,102)
Share of (loss)/profit of an associate		(7,962)	43,815
Other income	7	127,560	198,685
Interest expenses	8	(157,736)	(20,844)

Profit before income taxes	9	3,566,116	2,719,243
Income taxes	10	(832,526)	(671,112)

Profit for the period		2,733,590	2,048,131

Attributable to:
Equity holders of the Company		2,715,439	2,025,690
Non-controlling interests		18,151	22,441

		2,733,590	2,048,131

Earnings per share, basic	12	RMB0.55	RMB0.41

Earning per ADS, basic	12	RMB5.52	RMB4.12

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2010

	Six months ended 30 June
	2010 RMB’000 (unaudited)	2009 RMB’000 (unaudited)

Profit for the period	2,733,590	2,048,131

Other comprehensive income (after income tax):

Available-for-sale investment:
Change in fair value	(85,243)	90,727
Deferred taxes	21,311	(22,682)

	(63,932)	68,045

Cash flow hedges:
Cash flow hedge reserve recognized	(53,476)	87,408
Reclassification adjustments for amounts transferred to income statement
(Included in selling, general and administrative expenses)	(3,805)	—
Deferred taxes	14,731	(28,883)

	(42,550)	58,525

Exchange difference arising on translation of foreign operations	(7,747)	89,063

Other comprehensive (loss)/income for the period	(114,229)	215,633

Total comprehensive income for the period	2,619,361	2,263,764

Attributable to:
Equity holders of the Company	2,602,642	2,241,323
Non-controlling interests	16,719	22,441

	2,619,361	2,263,764

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2010

	Notes	At 30 June 2010 RMB’000 (unaudited)	At 31 December 2009 RMB’000 (audited)
ASSETS
CURRENT ASSETS
Bank balances and cash		8,449,548	8,522,399
Term deposits		2,783,519	3,216,697
Restricted cash	13	586,833	315,045
Bills and accounts receivable	14	6,439,102	4,723,922
Inventories		1,200,591	886,360
Prepayments and other receivables	15	2,591,637	1,868,229
Prepaid lease payments		18,243	17,121
Prepayment for resources compensation fees	16	3,999	2,761
Derivative financial instruments		7,469	37,760
Taxes recoverable		138,071	59,978
Overburden in advance		292,924	350,676

TOTAL CURRENT ASSETS		22,511,936	20,000,948
NON-CURRENT ASSETS
Intangible assets	18	17,691,556	18,866,674
Prepaid lease payments		737,294	691,339
Prepayment for resources compensation fees	16	9,971	13,208
Property, plant and equipment	19	18,712,414	18,877,134
Goodwill		1,259,231	1,305,345
Investments in securities	20	210,052	295,295
Interests in an associate		932,019	939,981
Interests in jointly controlled entities		1,348	1,257
Restricted cash	13	247,098	238,730
Deposit made on investment		242,926	175,021
Deferred tax assets	23	1,454,534	1,027,659

TOTAL NON-CURRENT ASSETS		41,498,443	42,431,643

TOTAL ASSETS		64,010,379	62,432,591

CONDENSED CONSOLIDATED BALANCE SHEET – CONTINUED

AT 30 JUNE 2010

	Notes	At 30 June 2010 RMB’000 (unaudited)	At 31 December 2009 RMB’000 (audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	21	1,191,865	1,366,976
Other payables and accrued expenses		4,588,052	4,441,834
Provision for land subsidence, restoration, rehabilitation and environmental costs	17	1,942,729	1,564,106
Amounts due to Parent Company and its subsidiary companies		184,657	757,882
Borrowings-due within one year	22	1,757,041	1,598,113
Current portion of long term payable-due within one year		5,608	5,967
Derivative financial instruments		53,391	28,333
Tax payable		641,791	647,190

TOTAL CURRENT LIABILITIES		10,365,134	10,410,401
NON-CURRENT LIABILITIES
Borrowings-due after one year	22	21,281,620	20,911,728
Deferred tax liability	23	1,637,311	1,785,087
Provision for land subsidence, restoration, rehabilitation and environmental costs	17	58,033	44,702
Non-current portion of long term payable-due within one year		24,241	26,380

TOTAL NON-CURRENT LIABILITIES		23,001,205	22,767,897

TOTAL LIABILITIES		33,366,339	33,178,298

Capital and reserves	24
Share capital		4,918,400	4,918,400
Reserves		25,602,018	24,233,407

Equity attributable to equity holders of the Company		30,520,418	29,151,807
Non-controlling interests		123,622	102,486

TOTAL EQUITY		30,644,040	29,254,293

TOTAL LIABILITIES AND EQUITY		64,010,379	62,432,591

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2010

	Share capital RMB’000 (note 24)	Share premium RMB’000	Future development fund RMB’000 (note 24)	Statutory common reserve fund RMB’000 (note 24)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000
Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610
Appropriations to reserves (unaudited)	—	—	222,538	—	—	—	—	(222,538)	—	—	—
Profit for the period (unaudited)	—	—	—	—	—	—	—	2,025,690	2,025,690	22,441	2,048,131
Other comprehensive income: (unaudited)
– Fair value change of available-for-sale investments	—	—	—	—	—	68,045	—	—	68,045	—	68,045
– Cash flow hedge reserve recognized	—	—	—	—	—	—	58,525	—	58,525	—	58,525
– Exchange difference arising on translation of foreign operations	—	—	—	—	89,063	—	—	—	89,063	—	89,063

Total comprehensive income for the period (unaudited)	—	—	—	—	89,063	68,045	58,525	2,025,690	2,241,323	22,441	2,263,764
Transactions with owners (unaudited)
– Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	—	(1,967,360)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	137,572	137,572

Total transactions with owners (unaudited)	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	137,572	(1,829,788)

Balance at June 30, 2009	4,918,400	2,981,002	3,191,862	2,823,175	(26,106)	125,994	46,789	12,967,971	27,029,087	221,499	27,250,586

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE SIX MONTHS ENDED 30 JUNE 2010

	Share capital RMB’000 (note 24)	Share premium RMB’000	Future development fund RMB’000 (note 24)	Statutory common reserve fund RMB’000 (note 24)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non- controlling interests RMB’000	Total RMB’000
Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293
Appropriations to reserves (unaudited)	—	—	269,481	—	—	—	—	(269,481)	—	—	—
Profit for the period (unaudited)	—	—	—	—	—	—	—	2,715,439	2,715,439	18,151	2,733,590
Other comprehensive income (unaudited):
– Fair value change of available-for-sale investments	—	—	—	—	—	(63,932)	—	—	(63,932)	—	(63,932)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(42,550)	—	(42,550)	—	(42,550)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(6,315)	—	—	—	(6,315)	(1,432)	(7,747)

Total comprehensive income for the period (unaudited)	—	—	—	—	(6,315)	(63,932)	(42,550)	2,715,439	2,602,642	16,719	2,619,361
Transactions with owners (unaudited)
– Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	—	(1,229,600)
– Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners (unaudited)	—	—	—	—	—	—	—	(1,234,031)	(1,234,031)	4,417	(1,229,614)

Balance at June 30, 2010	4,918,400	2,981,002	3,531,355	3,204,455	12,700	87,936	(35,668)	15,820,238	30,520,418	123,622	30,644,040

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE SIX MONTHS ENDED 30 JUNE 2010

		Six months ended 30 June
	Notes	2010 RMB’000 (unaudited)	2009 RMB’000 (unaudited)
NET CASH FROM OPERATING ACTIVITIES		2,084,499	3,611,481

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(1,843,859)	(826,033)
Purchase of intangible assets		(977)	—
Purchase of land use rights		(442)	—
Decrease (increase) in term deposits		433,178	(1,858,745)
Acquisition of subsidiaries	25	(133,000)	—
Acquisition of non-controlling interests of Tianhao		(14)	—
Acquisition of Hua Ju Energy		—	(588,676)
Increase in restricted cash		(294,511)	(2,204)
Increase in deposit made on investment		(125,000)	—
Proceeds on disposal of property, plant and equipment		28,549	15,416

		(1,936,076)	(3,260,242)

NET CASH USED IN FINANCING ACTIVITIES
Dividend paid to the former equity holders of Hua Ju Energy		—	(47,250)
Proceeds from bank loans		679,774	—
Repayments of bank borrowings		(280,768)	(11,000)
Repayments of other borrowings (Note)		(584,478)	—
Repayments of borrowings from Parent Company		—	(120,000)

		(185,472)	(178,250)

Net (decrease) increase in cash and cash equivalents		(37,049)	172,989

CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,522,399	8,439,578
Effect of foreign exchange rate changes		(35,802)	32,552

CASH AND CASH EQUIVALENTS, AT JUNE 30, REPRESENTED BY BANK BALANCES AND CASH		8,449,548	8,645,119

Note:	To assist with the funding of the dividend paid to Felix’s shareholders prior to the acquisition by the Group, certain Felix’s directors, through their related entities, loaned unsecured funds to Felix.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2010

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In 2008, the Company acquired the remaining 3% equity in Yulin, and then the Company made further investment of RMB600,000,000 in Yulin in the same year.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal Australia”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in the current period.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.89% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In the current period, Shanxi Neng Hua acquired approximate 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000.

In 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) with a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC, the principal business is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agrees to acquire 21.14% equity interest in Hua Ju Energy with the consideration of RMB173,070,000.

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resource Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principle activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. The acquisition was completed in 2009.

1.	GENERAL – CONTINUED

Organization and principal activities – continued

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. As at 30 June, 2010, Ordos has not yet commenced any construction and production projects.

During the period, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies with consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region. As at 30 June, 2010, the three newly acquired companies have not commenced any construction and production projects.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December, 2009, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after 1 January, 2010.

In the current period the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on 1 January, 2010. The effects of new IFRSs on the financial statements are as follow:

IFRS3 (Revised) – Business Combination

The revised standard (IFRS 3R) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS 3R that had an impact on the Group’s acquisitions in 2010 are as follows: The assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognized in profit or loss. Acquisition-related costs of the combination are recorded as an expense in the income statement. Previously, these costs would have been accounted for as part of the cost of the acquisition.

3.	SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

IAS 27 (Revised) – Consolidated and Separate Financial Statements

IAS 27R introduced changes to the accounting requirements for transactions with non-controlling interests and the loss of control of a subsidiary. The adoption of IFRS 3R required that the revised IAS 27 (IAS 27R) is adopted at the same time. The adoption of IAS 27R did not have material impact in the current period financial statements.

Adoption of Improvements to IFRSs 2009

The Improvements to IFRSs 2009 (‘2009 Improvements’) made several minor amendments to IFRSs. The only amendment relevant to the Group relates to IAS 17 Leases. Prior to this amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The amendment requires that leases of land are classified as finance or operating applying the general principles of IAS 17. The Group has reassessed the classification of the land elements of its unexpired leases and has determined that none of its leases require reclassification.

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods except the presentation disclosure. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

Changes in accounting estimates

Since the current period, unit-of-production method is applied for the amortization of coal reserves located in China. In the previous years, these assets were amortized on a straight-line basis. Directors of the Company consider that, unit-of-production method can better reflect the expected pattern of consumption of economic benefits of such assets. Changes of accounting estimates have no material impact on the condensed consolidated financial statements.

Comparative figures

Business taxes and surcharges have been reclassified from as a deduction of each categories of revenue to each corresponding costs of these revenue to provide a more appropriate presentation. Therefore, for the six months ended 30 June, 2009, subtotals of income and corresponding costs increased by RMB200.568 million. The reclassification has no impact to the overall results of the Group.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	–	Mining, preparation and sales of coal

Coal railway transportation	–	Provision for railway transportation services

Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended 30 June 2010
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External sales	14,450,757	258,250	509,681	—	15,218,688
Inter-segment sales	93,745	23,783	300,119	(417,647)	—

Total	14,544,502	282,033	809,800	(417,647)	15,218,688

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	4,024,401	41,276	(151,162)	—	3,914,515

Unallocated corporate expenses					(276,425)
Unallocated corporate income					11,956
Share of loss of an associate	—	—	(7,962)	—	(7,962)
Interest income					81,768
Interest expenses					(157,736)

Profit before income taxes					3,566,116
Income taxes					(832,526)

Profit for the period					2,733,590

4.	SEGMENT INFORMATION – CONTINUED

INCOME STATEMENT – CONTINUED

	For the six months ended 30 June 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External sales	9,021,377	116,467	113,586	—	9,251,430
Inter-segment sales	77,728	34,757	286,531	(399,016)	—

Total	9,099,105	151,224	400,117	(399,016)	9,251,430

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	3,045,465	(81,605)	(79,514)	—	2,884,346

Unallocated corporate expenses					(285,928)
Unallocated corporate income					1,044
Share of loss of an associate	—	—	43,815	—	43,815
Interest income					96,810
Interest expenses					(20,844)

Profit before income taxes					2,719,243
Income taxes					(671,112)

Profit for the period					2,048,131

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Domestic sales of coal, gross	12,449,951	8,440,561
Less: Transportation costs	94,755	150,435

Domestic sales of coal, net	12,355,196	8,290,126

Export sales of coal, gross	2,000,806	580,816
Less: Transportation costs	274,173	36,398

Export sales of coal, net	1,726,633	544,418

Net sales of coal	14,081,829	8,834,544

Net sales of coal represent the invoiced value of coal sold and is net of returns, discounts and transportation costs if the sales value of coal includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Materials	929,345	659,790
Wages and employee benefits	2,179,922	1,452,226
Electricity	134,181	117,763
Depreciation	766,648	687,437
Land subsidence, restoration, rehabilitation and environmental costs	717,257	854,635
Annual fee and amortization of mining rights (note 18)	181,674	102,299
Other transportation cost	37,072	34,607
Costs of traded coal	1,493,902	209,539
Business tax and surcharges	241,796	198,389
Others	681,675	317,455

	7,363,472	4,634,140

7.	OTHER INCOME

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Interest income from bank deposits	81,768	96,810
Exchange Gain	—	89,248
Others	45,792	12,627

	127,560	198,685

8.	INTEREST EXPENSES

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Interest expenses on:
– bank borrowings wholly repayable within 5 years	149,656	3,323
– bank borrowings not wholly repayable within 5 years	5,085	5,981
– bills receivable discounted without recourse	2,695	10,932
Deemed interest expenses in respect of acquisition of Jining III	300	608

	157,736	20,844

No interest was capitalized during the periods.

9.	PROFIT BEFORE INCOME TAXES

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Profit before income taxes has been arrived at after charging (crediting):

Depreciation of property, plant and equipment	1,140,842	833,203
Amortization of intangible assets
– Included in cost of sales and service provided	111,969	21,870
– Included in selling, general and administrative expenses	4,023	—

Total depreciation and amortization	1,256,834	855,073

Amortization of prepaid lease payments	8,783	8,577
Loss on disposal of property, plant and equipment	6,987	4,449
Exchange loss (gain), net	1,059,914	(89,248)

10.	INCOME TAXES

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Income tax:
Current taxes	1,345,548	825,940
Under provision in prior year	—	43,049

	1,345,548	868,989

Deferred tax charge (note 23):
Current period	(513,022)	(197,877)

	832,526	671,112

The Company and its subsidiaries incorporated in the PRC are subject to an income tax rate of 25% and subsidiaries established in Australia are subject to a tax rate of 30%. The effective income tax rate of the Group for the current period is 23% (six months ended 30 June, 2009: 25%).

11.	DIVIDENDS

	For the six months ended 30 June
	2010 RMB’000	2009 RMB’000
Final dividend approved, RMB0.250 per share (2009: RMB0.400)	1,229,600	1,967,360

Pursuant to the annual general meeting held on 25 June, 2010, a final dividend in respect of the year ended 31 December, 2009 was approved.

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended 30 June, 2010 and 30 June, 2009 is based on the profit for the period of RMB2,715,439,000 and RMB2,025,690,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to

10 H shares.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the periods ended 30 June, 2010 and 2009.

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government and as guarantee for borrowings.

14.	BILLS AND ACCOUNTS RECEIVABLE

	At 30 June, 2010	At 31 December, 2009
	RMB’000	RMB’000
Accounts receivable
– From third parties	279,949	357,282
– From a jointly controlled entity	89,366	81,329

	369,315	438,611
Less: Impairment loss	(5,205)	(4,542)

	364,110	434,069
Total bills receivable	6,074,992	4,289,853

Total bills and accounts receivable, net	6,439,102	4,723,922

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet date:

	At 30 June, 2010	At 31 December, 2009
	RMB’000	RMB’000
1-90 days	3,770,110	2,592,713
91-180 days	2,668,992	2,131,209

	6,439,102	4,723,922

15.	PREPAYMENTS AND OTHER RECEIVABLES

	At 30 June,	At 31 December,
	2010 RMB’000	2009 RMB’000
Advances to suppliers	428,328	75,623
Prepaid freight charges and related handling charges	13,649	5,232
Due from a jointly controlled entity (note)	80,928	66,321
Deposit for environment protection	233,193	226,252
Prepaid relocation costs of inhabitants	1,519,519	1,288,453
Others	316,020	206,348

	2,591,637	1,868,229

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

16.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

17.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At 30 June, 2010 RMB’000
At the beginning of period	1,608,808
Exchange re-alignment	(8,257)
Additional provision in the period	702,523
Utilization of provision	(302,312)

At the end of period	2,000,762

Presented as:
Current portion	1,942,729
Non-current portion	58,033

2,000,762

17.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS – CONTINUED

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

18.	INTANGIBLE ASSETS

	Coal reserves RMB’000	Coal resources RMB’000	Technology RMB’000	Rail access rights RMB’000	Water licenses RMB’000	Others RMB’000	Total RMB’000
Cost
At 1 January, 2010	14,942,216	3,859,559	153,235	41,523	7,356	4,045	19,007,934
Exchange re-alignment	(904,732)	(286,205)	(9,215)	(2,445)	(443)	(197)	(1,203,237)
Acquisition of Yize	—	—	—	—	124,565	7,420	131,985
Additions for the period	—	—	—	910	—	67	977

At 30 June, 2010	14,037,484	3,573,354	144,020	39,988	131,478	11,335	17,937,659

Amortization
At 1 January, 2010	141,256	—	—	—	—	4	141,260
Exchange re-alignment	(11,149)	—	—	—	—	—	(11,149)
Provided for the period	111,083	886	—	2,579	—	1,444	115,992

At 30 June, 2010	241,190	886	—	2,579	—	1,448	246,103

Carrying values
At 30 June, 2010	13,796,294	3,572,468	144,020	37,409	131,478	9,887	17,691,556

At 31 December, 2009	14,800,960	3,859,559	153,235	41,523	7,356	4,041	18,866,674

The Company and the Parent Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay the Parent Company, effective from 25 September, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of this interim report, compensation fee of RMB5 per tonne for raw coal mined amounting to RMB70,591,000 for the period has been preliminary agreed. The revised compensation is to be settled with the relevant governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

At 30 June, 2010, intangible assets with a carrying amount of approximately RMB3,647,170,000 (31 December, 2009: RMB4,288,410,000) have been pledged to secure the borrowings of the Company’s subsidiaries (Note 22).

19.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000
Cost
At 1 January, 2010	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271
Exchange re-alignment	(17,511)	(3,249)	—	—	(32,213)	(198,463)	(31)	(86,570)	(338,037)
Acquisition of Yize	—	4,670	—	—	—	8	73	—	4,751
Additions	1,309	8,151	—	—	93,148	223,780	944	990,773	1,318,105
Transfers	—	41	—	997	1,756	123,008	1,447	(127,249)	—
Disposals	—	(1,041)	—	(215)	—	(102,223)	(968)	—	(104,447)

At 30 June, 2010	274,310	3,785,616	253,678	1,347,370	5,242,476	17,475,296	374,910	1,949,987	30,703,643

Accumulated depreciation
At 1 January, 2010	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137
Exchange re-alignment	—	(455)	—	—	(830)	(25,528)	(26)	—	(26,839)
Provided for the period	—	105,622	2,851	33,778	74,997	901,760	21,834	—	1,140,842
Eliminated on disposals	—	(619)	—	(92)	—	(67,305)	(895)	—	(68,911)

At 30 June, 2010	—	1,635,061	80,318	452,517	1,960,331	7,596,218	266,784	—	11,991,229

Carrying values
At 30 June, 2010	274,310	2,150,555	173,360	894,853	3,282,145	9,879,078	108,126	1,949,987	18,712,414

At 31 December, 2009	290,512	2,246,531	176,211	927,757	3,293,621	10,641,895	127,574	1,173,033	18,877,134

At 30 June, 2010, property, plant and equipment with a carrying amount of approximately RMB3,873,455,000 (31 December, 2009: RMB3,546,907,000) have been pledged to secure bank borrowings of the Group (Note 22).

In addition, the Group’s finance leases (Note 22) are secured by the property, plant and equipment held under the relevant finance leases with a carrying amount of RMB820,228,000 (31 December, 2009: RMB651,981,000).

20.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale equity investments:

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Investment in equity securities listed on the SSE
– Stated at fair value	179,429	264,672
Unlisted equity securities	30,623	30,623

	210,052	295,295

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

21.	BILLS AND ACCOUNTS PAYABLE

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Accounts payable
– To the third parties	1,080,357	1,242,349
– To a jointly controlled entity	1,637	5,667

	1,081,994	1,248,016
Bills payable	109,871	118,960

	1,191,865	1,366,976

The following is an aged analysis of bills and accounts payable based on the invoice dates at the reporting date:

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
1-90 days	931,436	1,153,686
91-180 days	74,772	84,400
181-365 days	70,680	46,955
1-2 years	114,977	81,935

	1,191,865	1,366,976

22.	BORROWINGS

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Current liabilities
Bank borrowings
– Unsecured borrowings (i)	137,216	22,000
– Secured borrowings (ii)	864,120	919,410
Finance leases (iii)	755,705	656,703

	1,757,041	1,598,113
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	707,558	154,000
– Secured borrowings (ii)	20,547,732	20,757,728
Finance leases (iii)	26,330	—

	21,281,620	20,911,728

Total borrowings	23,038,661	22,509,841

(i)	Unsecured borrowings are repayable as follows:

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Within one year	137,216	22,000
More than one year, but not exceeding two years	586,558	22,000
More than two years, but not more than five years	66,000	66,000
More than five years	55,000	66,000

Total	844,774	176,000

The balance as of 30 June, 2010 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it and two new borrowings obtained by Australia subsidiaries during the period. The loan of Shanxi Tianchi is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008, and the amount is also guaranteed by the Parent Company.

22.	BORROWINGS – CONTINUED

(ii)	Secured borrowings are repayable as follows:

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Within one year	864,120	919,410
More than one year, but not exceeding two years	—	6,930,623
More than two years, but not more than five years	20,547,732	13,827,105

Total	21,411,852	21,677,138

Included in the balance as of 30 June, 2010 are loans amounting to RMB20,547,732,000 (31 December, 2009: RMB20,757,728,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Felix. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s restricted cash.

The remaining borrowing amounting to RMB864,120,000 (31 December, 2009: RMB919,410,000) was obtained prior to the acquisition of Felix. This borrowing and the finance leases are secured by the Group’s property, plant and equipment (note 19) and intangible assets (note 18) and are also secured by a floating charge over the other assets of Felix.

22.	BORROWINGS – CONTINUED

(iii)	Finance leases are repayable as follows:

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Minimum lease payments
Within one year	930,695	841,590
More than one year, but not exceeding two years	32,425	—
More than two years, but not more than five years	—	—

	963,120	841,590
Less: Future finance charges	(181,085)	(184,887)

Present value of lease payments	782,035	656,703

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000
Present value of minimum finance lease payments
Within one year	755,705	656,703
More than one year, but not exceeding two years	26,330	—
More than two years, but not more than five years	—	—

	782,035	656,703
Less: amounts due within one year and included in current liabilities	(755,705)	(656,703)

Amounts due after one year and included in non-current liabilities	26,330	—

Breach of loan agreement:

The bank borrowings and finance leases granted to Felix have a number of provisions including the satisfaction of minimum net assets value and the proportion of forward contracts by Felix as at the balance sheet date.

At 30 June, 2010 and 31 December, 2009, Felix breached the above loan provisions and did not obtain the waiver letter from the relevant lenders as at the balance sheet dates. As a result of the breach, long term portions of the bank borrowings and finance leases of RMB864,120,000 and RMB746,169,000 (31 December, 2009: RMB919,410,000 and RMB 654,546,000) respectively have been reclassified as current liabilities.

23.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (coal reserves) RMB’000	Temporary differences on expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000
Balance at 1 January, 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Exchange re-alignment	—	—	—	(8,077)	—	—	(8,077)
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Acquisition of Felix	—	—	(596,585)	(929,508)	554,300	(1,318)	(973,111)
(Charge) Credit to other comprehensive income	(31,306)	—	—	—	—	(11,780)	(43,086)
(Charge) Credit to the consolidated income statement	—	(61,880)	1,513	378,493	(57,543)	—	260,583

Balance at 31 December 2009 and 1 January, 2010	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)
Exchange re-alignment	—	—	38,068	21,416	(33,897)	—	25,587
(Charge) Credit to other comprehensive income	21,311	—	—	—	—	14,731	36,042
(Charge) Credit to the consolidated income statement (note 10)	—	47,386	27,614	443,898	(5,876)	—	513,022

Balance at 30 June, 2010	(29,312)	(253,840)	(567,351)	133,364	523,898	10,464	(182,777)

The analysis of deferred tax balances in the financial statements is as follows:

	At 30 June, 2010 RMB’000	At 31 December, 2009 RMB’000

Deferred tax assets	1,454,534	1,027,659
Deferred tax liabilities	(1,637,311)	(1,785,087)

	(182,777)	(757,428)

There was no material unprovided deferred tax for the period or at the balance sheet date.

24.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
Parent	State legal person shares (held by the Company)	A shares	H shares (including H share represented by ADS)	Total
Number of shares
At 31 December, 2009 and 30 June, 2010	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

Registered, issued and fully paid (RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
At 31 December, 2009 and 30 June, 2010	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 1 July, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from 1 January, 2008.

24.	SHAREHOLDERS’ EQUITY – CONTINUED

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB15) for each tonne of raw coal mined from 1 May, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at 30 June, 2010 was RMB421,579,000.

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at 30 June, 2010 is the retained earnings computed under PRC GAAP which amounted to approximately RMB17,262,830,000 (31 December, 2009: RMB15,062,956,000).

25.	ACQUISITION OF THREE SUBSIDIARIES

In 2009, the Group signed a co-operation agreement with an independent third party for the acquisition of 100% equity of Yize. The acquisition was completed on 30 April, 2010 with a consideration of RMB179.7million being paid to the shareholders of Yize.

During the current period, the Group has also completed the acquisition of 100% equity of Inner Mongolia Rongxin Chemical Co., Ltd (“Rongxin Chemicals”) and Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industry”) with the cash consideration of RMB4.4 million and RMB6 million respectively.

Yize, Rongxin Chemicals and Daxin Industry have not engaged in any operating activities at the acquisition date and the acquisitions were accounted for as purchases of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition dates are as follow:

Book value RMB’000
Inventories	7
Prepayments and other receivables	15,600
Property, plant and equipment, net	4,751
Prepaid lease payments	55,418
Intangible assets	131,985
Other payables	(17,666)

Net assets acquired	190,095

Considerations:
Cash paid on acquisition	133,000
Deposit paid for acquisition of investment in prior year	57,095

190,095

Net cash outflow arising on acquisition	133,000

26.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at 30 June, 2010 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of 1 January, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before 31 December of each year, commencing from 2001.

Except for the outstanding consideration as described above, the amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but are expected to be repaid within one year.

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended 30 June
	2010 RMB’000	2009 RMB’000

Income
Sales of coal	1,069,801	614,964
Sales of heat and electricity	122,988	102,612
Sales of auxiliary materials	188,944	151,379

Expenditure
Utilities and facilities	14,656	9,948
Purchases of supply materials and equipment	198,954	219,884
Repair and maintenance services	90,247	70,937
Social welfare and support services	149,937	202,625
Technical support and training	13,000	13,000
Road transportation services	30,435	36,185
Construction services	43,009	78,014

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB134,300,000 and RMB134,300,000 for each of the six months ended 30 June, 2010 and 2009 respectively, and for technical support and training of RMB13,000,000 and RMB13,000,000 for each of the six months ended 30 June, 2010 and 2009 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the period ended 30 June, 2009, the Company acquired Hua Ju Energy from the Parent Company. Details of this acquisition are set out in the annual report for the year ended 31 December, 2009.

26.	RELATED PARTY TRANSACTIONS – CONTINUED

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 28).

During the current period, the sale of coal from subsidiaries of the Group in Australia to the Group’s jointly controlled entities amounted to RMB500,070,000 (2009: Nil).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended 30 June
	2010	2009
	RMB’000	RMB’000

Trade sales	5,369,772	2,308,403

Trade purchases	495,670	113,456

Material balances with other state-controlled entities are as follows:

	At 30 June, 2010	At 31 December, 2009
	RMB’000	RMB’000

Amounts due to other state-controlled entities	222,437	359,726

Amounts due from other state-controlled entities	1,585,394	1,101,535

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

26.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended 30 June
	2010 RMB’000	2009 RMB’000

Directors’ fee	217	217
Salaries, allowance and other benefits in kind	3,577	2,175
Retirement benefit scheme contributions	707	385

	4,501	2,777

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

27.	COMMITMENTS

	At 30 June, 2010	At 31 December, 2009
	RMB’000	RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
– the Group	557,975	5,308
– share of joint ventures	349,377	708,573
Exploration and evaluation expenditure
– share of joint ventures	10,651	2,315

	918,003	716,196

Capital expenditure authorized but not contracted for
Acquisition of property, plant and equipment
– the Group	—	142,565

The Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit on investment, the Company is committed to invest a further RMB78.8 million.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done by the Company. As at 30 June, 2010, the Company is committed to further make security deposit of RMB1,768 million.

28.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on 7 November, 2008, the monthly contribution rate is set at 20% of the total monthly basic salaries and wages of the Company’s employees for the period from 1 January, 2009 to 31 December, 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

29.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended 30 June, 2010 and 2009. Such expenses, amounting to RMB70,000,000 and RMB82,500,000 for each of the six months ended 30 June, 2010 and 2009, have been included as part of the social welfare and support services expenses summarized in note 26.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

30.	CONTINGENT LIABILITIES

	At 30 June, 2010	At 31 December, 2009
	RMB’000	RMB’000

Guarantees
(a) the Group
Guarantees secured over deposits	3,290	4,294
Performance guarantees provided to external parties	147,516	197,466
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	38,848	41,334

(b) Joint ventures
Guarantees secured over deposits	103	460
Performance guarantees provided to external parties	—	423
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	24,985	42,204

	214,742	286,181

31.	OPERATING LEASE COMMITMENTS

	At 30 June, 2010	At 31 December, 2009
	RMB’000	RMB’000

Within one year	4,063	27,765
More than one year, but not more than five years	3,600	205,155

	7,663	232,920

Operating leases have average remaining lease terms of 3 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

SUPPLEMENTAL INFORMATION

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charge to expenses when acquired;

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charge to expenses when acquired.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights (coal reserves) are amortized on a unit of production basis. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

I.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS) AND THOSE UNDER THE PRC ACCOUNTING RULES AND REGULATIONS (“PRC GAAP”) – CONTINUED

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to equity holders of the Company For six months ended 30 June	Net assets attributable to equity holders of the Company As at 30 June
	2010 RMB’000	2010 RMB’000

As per condensed financial statements prepared under IFRS	2,715,439	30,520,418
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	(102,118)	—
– reversal of work safety cost	(34,408)	(622,167)
– fair value adjustment on mining rights of Shanxi Group and related amortization	3,748	(115,491)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	(528,483)
– deferred tax	38,774	635,583
– others	11,533	(7,808)

As per financial statements prepared under PRC GAAP	2,632,968	29,882,052

Note:	There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

II.	Prepared in accordance with PRC CASs

CONSOLIDATED BALANCE SHEET

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	June 30, 2010	December 31, 2009

CURRENT ASSET:
Cash at bank and on hand	VIII.1	12,066,998,067	12,292,871,151
Tradable financial assets
Notes receivable	VIII.2	6,808,109,817	4,990,893,624
Accounts receivable	VIII.3	400,693,851	436,554,029
Prepayments	VIII.4	556,512,227	76,447,807
Interest receivable		1,465,185	3,360,866
Dividends receivable
Other receveiables	VIII.5	417,905,092	295,452,724
Inventories	VIII.6	1,200,591,032	886,361,329
Non-current assets due within one year
Other current assets	VIII.7	2,053,104,771	1,903,140,401

TOTAL CURRENT ASSETS		23,505,380,042	20,885,081,931

NON CURRENT ASSETS:
Entrust loan
Available-for-sale financial assets	VIII.8	179,429,642	264,672,846
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	VIII.9	963,989,774	971,860,469
Investment real estate
Fixed assets	VIII.10	16,165,965,849	17,079,527,217
Construction in progress	VIII.11	1,956,788,922	1,180,569,132
Construction materials	VIII.12	12,912,407	12,177,834
Disposal of fixed assets
Intangible assets	VIII.13	18,278,257,696	19,335,817,869
Goodwill	VIII.14	730,748,016	776,861,570
Long-term deferred assets	VIII.15	21,053,497	15,969,251
Deferred tax assets	VIII.16	2,051,922,977	1,611,884,698
Other non-current assets	VIII.17	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		40,478,994,680	41,367,266,786

TOTAL ASSETS		63,984,374,722	62,252,348,717

The accompanying notes are parts of the financial statements.

The financial statements form page 83 to page 96 are signed by the following responsible officers:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxing	Zhao Qingchun

CONSOLIDATED BALANCE SHEET – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	June 30, 2010	December 31, 2009

CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities
Notes payable	VIII.19	112,888,663	128,076,028
Accounts payable	VIII.20	1,143,741,918	1,306,859,922
Advances from customers	VIII.21	1,070,234,138	1,664,427,222
Salaries and wages payable	VIII.22	730,557,939	584,156,171
Taxes payable	VIII.23	762,280,243	718,951,045
Interest payable		20,330,820	16,614,257
Dividends payable		1,229,865,145	265,145
Other payables	VIII.24	2,088,824,284	3,312,206,691
Non-current liabilities due within one year	VIII.25	1,778,059,053	1,620,196,336
Other current liabilities	VIII.7	1,993,393,419	1,588,973,082

TOTAL CURRENT LIABILITIES		10,930,175,622	10,940,725,899

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII.26	21,255,290,419	20,911,728,000
Long-term payables		38,409,087	12,244,163
Accrued liabilities	VIII.27	136,568,722	122,557,899
Deferred tax liabilities	VIII.16	1,618,007,398	1,791,460,318
Other non-current liabilities	VIII.28	12,161,678	14,136,042

TOTAL NON-CURRENT LIABILITIES		23,060,437,304	22,852,126,422

TOTAL LIABILITIES		33,990,612,926	33,792,852,321

SHAREHOLDERS’ EQUITY:
Share capital	VIII.29	4,918,400,000	4,918,400,000
Capital reserves	VIII.30	4,436,588,692	4,547,651,740
Special reserves	VIII.31	1,701,959,700	1,463,683,312
Surplus reserves	VIII.32	3,241,001,770	3,241,001,770
Retained earnings	VIII.33	15,571,401,485	14,168,033,687
Translation reserve		12,700,063	19,014,914

Equity attributable to shareholders of the Company		29,882,051,710	28,357,785,423

Minority interest	VIII.34	111,710,086	101,710,973

TOTAL SHAREHOLDERS’ EQUITY		29,993,761,796	28,459,496,396

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		63,984,374,722	62,252,348,717

The accompanying notes are parts of the financial statements.

BALANCE SHEET OF THE PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	June 30, 2010	December 31, 2009

CURRENT ASSET:
Cash at bank and on hand		11,102,880,283	10,245,945,569
Tradable financial assets
Notes receivable		6,806,875,373	4,989,405,336
Accounts receivable	XV.1	36,101,386	28,032,690
Prepayments		439,149,703	42,262,430
Interests receivable
Dividends receivable		291,649	291,649
Other receveiables	XV.2	315,523,158	349,562,607
Inventories		606,955,828	394,989,227
Non-current assets due within one year
Other current assets		1,428,801,150	1,359,591,510

TOTAL CURRENT ASSETS		20,736,578,530	17,410,081,018

NON CURRENT ASSETS:
Entrust loan		3,776,283,052	4,743,313,052
Available-for-sale financial assets		179,428,830	264,671,982
Hold-to-maturity investment
Long-term accounts receivable
Long-term equity investments	XV.3	7,281,099,414	5,789,061,956
Investment real estate
Fixed assets		5,908,519,661	6,373,159,697
Construction in progress		193,006,245	24,247,529
Construction materials		1,392,050	1,259,017
Disposal of fixed assets
Intangible assets		599,360,739	607,764,176
Goodwill
Long-term deferred assets
Deferred tax assets		1,016,002,912	869,395,462
Other non-current assets		117,925,900	117,925,900

TOTAL NON CURRENT ASSETS		19,073,018,803	18,790,798,771

TOTAL ASSETS		39,809,597,333	36,200,879,789

The accompanying notes are parts of the financial statements.

BALANCE SHEET OF THE PARENT COMPANY – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	June 30, 2010	December 31, 2009

CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities
Notes payable		112,888,663	128,076,028
Accounts payable		564,004,207	718,406,125
Advances from customers		966,165,085	1,507,734,709
Salaries and wages payable		523,289,725	412,981,808
Taxes payable		892,051,264	829,238,278
Interest payable
Dividends payable		1,229,600,000	—
Other payables		1,848,192,801	1,663,274,171
Non-current liabilities due within one year		12,648,464	12,648,464
Other current liabilities		1,939,967,394	1,560,638,332

TOTAL CURRENT LIABILITIES		8,088,807,603	6,832,997,915

NON-CURRENT LIABILITIES:
Long-term borrowings
Long-term payable
Accrued liabilities
Deferred tax liabilities		29,312,034	50,622,822
Other non-current liabilities

TOTAL NON-CURRENT LIABILITIES		29,312,034	50,622,822

TOTAL LIABILITIES		8,118,119,637	6,883,620,737

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,603,831,879	4,667,764,243
Special reserves		1,701,959,700	1,463,683,312
Surplus reserves		3,204,455,814	3,204,455,814
Retained earnings		17,262,830,303	15,062,955,683

TOTAL SHAREHOLDERS’ EQUITY		31,691,477,696	29,317,259,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		39,809,597,333	36,200,879,789

The accompanying notes are parts of the financial statements.

CONSOLIDATED INCOME STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2010	January-June, 2009

1. TOTAL OPERATING REVENUE		15,601,343,956	9,663,874,893
Including:operating revenue	VIII.35	15,601,343,956	9,663,874,893

2. TOTAL OPERATING COST		12,151,246,990	7,111,058,527
Including: Operating cost	VIII.35	8,323,738,833	5,237,777,697
Operating taxes and surcharges	VIII.36	247,822,838	202,973,116
Selling expense		652,225,641	228,736,279
General and administrative expenses		1,690,975,045	1,543,832,869
Financial expenses	VIII.37	1,236,618,072	-161,418,375
Impairment loss of assets	VIII.38	-133,439	59,156,941
Add: Gain on fair value change (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	VIII.39	-3,159,520	43,814,566
Including: Investment income of associates
Profit on exchange (The loss is listed beginning with “-”)

3. Operating profit (The loss is listed beginning with “-”)		3,446,937,446	2,596,630,932
Add: Non-operating revenue	VIII.40	12,992,069	4,237,447
Less: Non-operating expenditures	VIII.41	26,412,585	7,050,545
Including: Losses on disposal of non-current assets		10,593,608	4,991,925

4. Total profit (The total loss is listed beginning with “-”)		3,433,516,930	2,593,817,834
Less: Income tax	VIII.42	793,685,578	662,559,770

5. Net profit (The net loss is listed beginning with “-”)		2,639,831,352	1,931,258,064
Net profit attributed to shareholders of the Company		2,632,967,798	1,903,947,505
Minority interest		6,863,554	27,310,559

6. Earnings per share
(1) Earnings per share, basis	VIII.43	0.54	0.39
(2) Earnings per share, diluted	VIII.43	0.54	0.39

7. Other comprehensive income	VIII.44	-112,797,019	215,631,658

8. Total comprehensive income		2,527,034,333	2,146,889,722
Total comprehensive income attributable to shareholders of the parent company		2,520,170,779	2,119,579,163
Total comprehensive income attributable to minority shareholders		6,863,554	27,310,559

The accompanying notes are parts of the financial statements.

INCOME STATEMENT OF THE PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2010	January-June, 2009

1. TOTAL OPERATING REVENUE	XV.4	12,570,900,500	8,947,649,932
Less: Operating cost	XV.4	6,384,374,824	4,985,946,808
Operating taxes and surcharges		233,319,605	195,564,463
Selling expense		146,425,309	182,014,439
General and administrative expense		1,336,944,941	1,328,265,673
Financial expense		-419,627	-78,111,886
Impairment loss of assets		—	59,829,739
Add: Gain from the fair value changes (The loss is listed beginning with “-”)
Investment income (The loss is listed beginning with “-”)	XV.5	106,878,420	176,817,443
Including: Investment income of associates

2. Operating profit (The loss is listed beginning with “-”)		4,577,133,868	2,450,958,139
Add: Non-operating income		3,729,227	755,177
Less: Non-operating expense		6,794,174	1,269,260
Including: Loss on disposal of non-current assets			419,254

3. Total profit (The total loss is listed beginning with “-”)		4,574,068,921	2,450,444,056
Less: Income tax		1,144,594,301	624,731,487

4. Net profit (The net loss is listed beginning with “-”)		3,429,474,620	1,825,712,569

5. Earnings per share
(1) Earnings per share, basis		0.70	0.37
(2) Earnings per share, diluted		0.70	0.37

6. Other comprehensive income		-63,932,364	68,045,020

7. Total comprehensive income		3,365,542,256	1,893,757,589

The accompanying notes are parts of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2010	January-June, 2009

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services		15,337,873,397	12,302,901,322
Tax refunding		211,680,279	1,043,166
Other cash received relating to operating activities	VIII45	191,140,921	124,833,350

Sub-total of cash inflows		15,740,694,597	12,428,777,838

Cash paid for goods and services		5,071,863,413	3,054,580,764
Cash paid to and on behalf of employees		2,938,020,073	2,061,426,570
Taxes payments		3,990,401,045	2,918,791,059
Other cash paid relating to operating activities	VIII45	1,455,686,682	772,483,714

Sub-total of cash outflows		13,455,971,213	8,807,282,107

NET CASH FLOW FROM OPERATING ACTIVITIES		2,284,723,384	3,621,495,731

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments
Cash received from return of investments income		126,167	62,242,085
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		26,018,320	946,580
Net cash received from disposal of sub companies and business units
Other cash received relating to investing activities	VIII45	165,490,213	—

Sub-total of cash inflows		191,634,700	63,188,665

Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,845,278,166	854,639,383
Cash paid for investments		184,411,537	593,243,100
Net increase of pledge loans
Net cash amounts paid by subcompanies and other business units		132,493,677	—
Other cash paid relating to investing activities	VIII45	8,367,934	1,874,702,468

Sub-total of cash outflows		2,170,551,314	3,322,584,951

NET CASH FLOW USED IN INVESTING ACTIVITIES		-1,978,916,614	-3,259,396,286

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2010	January-June, 2009

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Including: Cash received from minority shareholders of sub companies
Cash received from borrowings		679,774,400	100,930,849
Cash received from issuing bonds
Other cash received relating to financing activities

Sub-total of cash inflows		679,774,400	100,930,849

Repayments of borrowings and debts		216,518,320	220,930,849
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		157,383,395	58,869,925
Including: Cash paid for distribution of dividends or profits by sub companies to minority shareholders
Other cash paid relating to financing activities	VIII45	648,727,796	—

Sub-total of cash outflows		1,022,629,511	279,800,774

NET CASH FLOW USED IN FINANCING ACTIVITIES		-342,855,111	-178,869,925

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-35,801,958	17,715,435

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII45	-72,850,299	200,944,955
Add: Cash and cash equivalent, opening	VIII45	8,522,398,899	8,444,144,457

6. Cash and cash equivalents, closing	VIII45	8,449,548,600	8,645,089,412

The accompanying notes are parts of the financial statements.

CASH FLOW STATEMENT OF THE PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2010	January-June, 2009

1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		12,061,762,558	11,375,760,239
Tax refunding
Other cash received relating to operating activities		203,675,701	133,919,567

Sub-total of cash inflows		12,265,438,259	11,509,679,806

Cash paid for goods and services		4,074,282,823	2,610,518,565
Cash paid to and on behalf of employees		2,287,822,297	1,680,375,518
Taxes payments		3,583,999,699	2,809,445,246
Other cash paid relating to operating activities		747,526,434	874,540,953

Sub-total of cash outflows		10,693,631,253	7,974,880,282

NET CASH FLOW FROM OPERATING ACTIVITIES		1,571,807,006	3,534,799,524

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		74,000,000	80,000,000
Cash received from return of investments		177,915,217	160,496,806
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		2,070,133	946,580
Net cash amount received from the disposal of sub companies and other business units
Other cash received relating to investing activities		161,390,720	—

Sub-total of cash inflows		415,376,070	241,443,386

Cash paid to acquire fixed assets, intangible assets and other long-term assets		232,155,980	306,516,122
Cash paid for investments		731,970,000	1,398,243,100
Net cash amounts paid by subcompanies and other business units
Other cash paid relating to investing activities		—	1,857,881,155

Sub-total of cash outflows		964,125,980	3,562,640,377

NET CASH FLOW USED IN INVESTING ACTIVITIES		-548,749,910	-3,321,196,991

CASH FLOW STATEMENT OF THE PARENT COMPANY – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	January-June, 2010	January-June, 2009

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors
Cash received from borrowings
Cash received relating to other financial activities

Sub-total of cash inflows		—	—

Repayments of borrowings
Cash paid for distribution of dividends or profits, or cash paid for interest expenses
Other cash payment relating to financial activities

Sub-total of cash outflows		—	—

NET CASH FLOW USED IN FINANCING ACTIVITIES		—	—

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-4,731,663	1,629,062

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		1,018,325,433	215,231,595
Add: Cash and cash equivalent, opening		6,724,043,764	8,221,690,516

6. Cash and cash equivalents, closing		7,742,369,197	8,436,922,111

The accompanying notes are parts of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	January-June, 2010
	Attribute to shareholders of the Parent Company							Total of shareholders’
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest	interest

I. Balance at December 31, 2009	4,918,400,000	4,547,651,740	1,463,683,312	3,241,001,770	14,168,033,687	19,014,914	101,710,973	28,459,496,396
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2010	4,918,400,000	4,547,651,740	1,463,683,312	3,241,001,770	14,168,033,687	19,014,914	101,710,973	28,459,496,396

III. Changes for the year (The decrease is listed beginning with “-”)	—	-111,063,048	238,276,388	—	1,403,367,798	-6,314,851	9,999,113	1,534,265,400
(I) Net profit					2,632,967,798		6,863,554	2,639,831,352
(II) Other comprehensive income		-106,482,168				-6,314,851		-112,797,019
Sub-total of (I) and (II)	—	-106,482,168	—	—	2,632,967,798	-6,314,851	6,863,554	2,527,034,333
(III) Owner’s contributions and reduction in capital	—	-4,580,880	—	—	—	—	3,135,559	-1,445,321
1. Capital increase to Heze Neng Hua		-4,566,730					4,566,730	—
2. Impact of Yancoal Australia Ltd							-1,431,171	-1,431,171
3. Acquisition of minority equity in sub companies		-14,150						-14,150
(IV) Profit distribution	—	—	—	—	-1,229,600,000	—	—	-1,229,600,000
1. Transfer to surplus reserve								—
2. Provision for general risks								—
3. Distribution to shareholders					-1,229,600,000			-1,229,600,000
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	238,276,388	—	—	—	—	238,276,388
1. Provision of the year			238,276,388					238,276,388
2. Usage of the year								—

IV. Balance at June 30, 2010	4,918,400,000	4,436,588,692	1,701,959,700	3,241,001,770	15,571,401,485	12,700,063	111,710,086	29,993,761,796

The accompanying notes are parts of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (2009)

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	amount for Year 2009
	Attribute to shareholders of the Parent Company							Total of shareholders’ interest
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest

I. Balance at December 31, 2008	4,918,400,000	5,066,355,339	1,164,283,864	2,820,975,750	12,710,055,378	-115,168,599	199,728,741	26,764,630,473
Add: Change in accounting policies								—
Correction of errors in the early stage								—
Others								—

II. Balance at January 1, 2009	4,918,400,000	5,066,355,339	1,164,283,864	2,820,975,750	12,710,055,378	-115,168,599	199,728,741	26,764,630,473

III. Changes for the year (The decrease is listed beginning with “-”)	—	-518,703,599	299,399,448	420,026,020	1,457,978,309	134,183,513	-98,017,768	1,694,865,923
(I) Net profit					3,880,329,329		26,200,898	3,906,530,227
(II) Other comprehensive income		112,536,448				134,183,513		246,719,961
Sub-total of (I) and (II)	—	112,536,448	—	—	3,880,329,329	134,183,513	26,200,898	4,153,250,188
(III) Owner’s contributions and reduction in capital	—	-631,240,047	—	—	—	—	-111,467,882	-742,707,929
1. Acquisiton of Felix							23,542,370	23,542,370
2. Consolidation under common control		-593,243,100						-593,243,100
3. Acquisition of minority equity in sub companies		-37,996,947					-135,010,252	-173,007,199
(IV) Profit distribution	—	—	—	420,026,020	-2,422,351,020	—	-12,750,784	-2,015,075,784
1. Transfer to surplus reserve				420,026,020	-420,026,020			—
2. Provision for general risks								—
3. Distribution to shareholders					-2,002,325,000		-12,750,784	-2,015,075,784
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	299,399,448	—	—	—	—	299,399,448
1. Provision of the year			467,032,327					467,032,327
2. Usage of the year			-167,632,879					-167,632,879

IV. Balance at Dec 31, 2009	4,918,400,000	4,547,651,740	1,463,683,312	3,241,001,770	14,168,033,687	19,014,914	101,710,973	28,459,496,396

The accompanying notes are parts of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	January-June 2010
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2009	4,918,400,000	4,667,764,243	1,463,683,312	3,204,455,814	15,062,955,683	29,317,259,052
Add: Change in accounting policies						—
Correction of errors in the early stage						—
Others						—

II. Balance at January 1, 2010	4,918,400,000	4,667,764,243	1,463,683,312	3,204,455,814	15,062,955,683	29,317,259,052

III. Changes for the year (The loss is listed beginning with “-”)	—	-63,932,364	238,276,388	—	2,199,874,620	2,374,218,644
(I) Net profit					3,429,474,620	3,429,474,620
(II) Other comprehensive income		-63,932,364				-63,932,364
Sub-total of (I) and (II)	—	-63,932,364	—	—	3,429,474,620	3,365,542,256
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—
1. Capital from shareholders						—
2. Consolidation under common control						—
3. Others						—
(IV) Profit distribution	—	—	—	—	-1,229,600,000	-1,229,600,000
1. Transfer to surplus reserve						—
2. Provision for general risks						—
3. Distribution to shareholders					-1,229,600,000	-1,229,600,000
4. Others						—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—
1. Capital reserve transferred share capital						—
2. Surplus reserve transferred share capital						—
3. Provision of surplus reserve for loss						—
4. Others						—
(VI) Special reserves	—	—	238,276,388	—	—	238,276,388
1. Provision of the year			238,276,388			238,276,388
2. Usage of the year						—

IV. Balance at June 30, 2010	4,918,400,000	4,603,831,879	1,701,959,700	3,204,455,814	17,262,830,303	31,691,477,696

The accompanying notes are parts of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (2009)

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Year 2009
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2008	4,918,400,000	4,740,572,479	1,164,283,864	2,784,429,794	13,250,081,502	26,857,767,639
Add: Change in accounting policies						—
Correction of errors in the early stage						—
Others						—

II. Balance at January 1, 2009	4,918,400,000	4,740,572,479	1,164,283,864	2,784,429,794	13,250,081,502	26,857,767,639

III. Changes for the year (The loss is listed beginning with “-”)	—	-72,808,236	299,399,448	420,026,020	1,812,874,181	2,459,491,413
(I) Net profit					4,200,260,201	4,200,260,201
(II) Other comprehensive income		93,918,616				93,918,616
Sub-total of (I) and (II)	—	93,918,616	—	—	4,200,260,201	4,294,178,817

(III) Owner’s contributions and reduction in capital	—	-166,726,852	—	—	—	-166,726,852
1. Capital from shareholders						—
2. Consolidation under common control		-166,726,852				-166,726,852
3. Others						—
(IV) Profit distribution	—	—	—	420,026,020	-2,387,386,020	-1,967,360,000
1. Transfer to surplus reserve				420,026,020	-420,026,020	—
2. Provision for general risks						—
3. Distribution to shareholders					-1,967,360,000	-1,967,360,000
4. Others						—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—
1. Capital reserve transferred share capital						—
2. Surplus reserve transferred share capital						—
3. Provision of surplus reserve for loss						—
4. Others						—
(VI) Special reserves	—	—	299,399,448	—	—	299,399,448
1. Provision of the year			467,032,327			467,032,327
2. Usage of the year			-167,632,879			-167,632,879

IV. Balance at Dec 31, 2009	4,918,400,000	4,667,764,243	1,463,683,312	3,204,455,814	15,062,955,683	29,317,259,052

The accompanying notes are parts of the financial statements.

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China”. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares were listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues.

The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by December 31, 2009.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales, etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group takes going concern as the basis of financial statements. The financial statements are prepared in according with the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No.38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations, and Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2010) issued by China Securities Regulatory Commission.

III.	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

2.	Functional currency

The functional currency of the Company is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Limited and its subsidiaries are in Australia, the functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refer to V.5.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to RMB using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss as changes of fair value. Foreign currency non- monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the RMB amount.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Foreign currency and the translation of financial statements denominated in foreign currency – continued

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the spot exchange rate of the day when the transaction occurs, except retained earnings on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the approximate rate of the spot exchange rate of the day when the transaction occurs. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

6.	Financial assets and financial liabilities

(1)	Financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘receivables’.

1)	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) receivables, or (3) held-to-maturity investments.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets and financial liabilities – continued

(1)	Financial assets – continued

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

AFS financial assets and financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the unamortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest or cash dividend during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an available-for-sale equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence indicating that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets and financial liabilities – continued

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest rate method.

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intended to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intended to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing models.

The fair values of forward foreign exchange contracts of overseas subsidiaries shall be determined by the market exchange rate at balance sheet date. Fair values of coal swap contracts shall be determined by the market price of forward coal market at balance sheet date. Fair values of interest swap contracts shall be determined by the present value of estimated future cash flows.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The receivables with individual amount of over a certain standard are considered as the significant receivables. If there is objective evidence indicating that all receivables cannot be recovered in accordance with the former stipulations, the impairment shall be assessed separately based on the difference between current value of future cash flow and the carrying amount, and the Company shall determine to accrue the bad debt provisions.

The insignificant receivables shall be classified into several combinations based on credit risk characteristics together with significant receivables without impairment after separate assessment. According to the actual loss rate of the same or similar receivables combinations that has similar credit risk characteristics, the proportion of accrued bad debts provisions in each combination is determined with the current situations. Consequently, the bad debts provisions of the year shall be calculated out. If there is defined evidence for the receivables not to or not likely to be received, the receivables with the accounting period exceeding three years are classified into special assets portfolio and accrued bad debts provisions in full amount.

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage
within 1 year	4%
1-2 years	30%
2-3 years	50%
over 3 years	100%

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower one between the cost and the convertible net value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

9.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values can not be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture can not control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

9.	Long-term equity investments – continued

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20%

(included) but less than 50% voting shares of investee. Significant influence can not be recognized if there is solid evidence indicating that the investor can not participate the decision-making of investee.

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

9.	Long-term equity investments – continued

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognise the investment profits and losses.

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and can not be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into cost method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be recognized as fixed asset cost provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets – continued

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)
House Buildings	10-30	0-3	3.23-10.00
Ground buildings	10-25	0-3	3.88-10.00
Port works and vessels	40	0	2.50
Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
Transportation equipment	6-18	0-3	5.39-16.67

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that can not bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

(8)	Recognition basis and measurement method of fixed assets by financial lease: Finance lease is a lease that substantially transfers all risks and rewards relating to ownership of an asset. Fixed assets by financial lease are recognized at the lower of fair value of the assets and the present value of minimum lease payment. The leased assets shall be depreciated at a straight-line basis over the shorter of service life and leasing term. The net income, from sales and leaseback transaction which has been recognized as financial lease, shall be recorded as deferred revenue on balance sheet, be amortized at a straight-line basis over the leasing term and recognized in the income statements.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11.	Fixed assets under construction

(1)	The pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets: The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

12.	Borrowing costs

Borrowing costs include borrowing interest, amortization of discount or premium, ancillary costs, and the exchange difference due to the foreign currency translation. Borrowing costs incurred that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that assets starting from the time when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced. Once the assets reach their estimated usable or salable condition, the corresponding capitalization ceases. The actual amounts of ancillary costs incurred shall be recognized as an expense in the period in which they are incurred.

Where funds are borrowed under a specific-purpose borrowing for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalized shall be the actual interest expense incurred on that borrowing for the period less any bank interest earned from depositing the borrowed funds before being used on the asset or any investment income on the temporary investment of those funds. Where funds are borrowed under general-purpose borrowings and are utilized for the acquisition, construction or production of a qualifying asset, an enterprise shall determine the amount of interest to be capitalized on such borrowings by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over and above the amounts of specific-purpose borrowings. The capitalization rate shall be the weighted average of the interest rates applicable to the general-purpose borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, expenditure for the exploration and evaluation, the land use rights, patents and techniques etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

(2)	The land use rights are evenly amortized over the transferred term since the rights are obtained. The mining rights are amortized under straight line or units of production method. The patent and technology with limited life shall be amortized under composite life method. The patent and technology with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

14.	Exploration and evaluation expenditures

Exploration and evaluation activities include the search for mineral resources, identification of the technical feasibility and evaluation of the commercial feasibility of the distinguished resource. Exploration and evaluation expenditures include the direct costs of the following activities: research and analysis of historical exploration data; data collection from the topography, geochemical and geophysical exploration and research; exploration drilling, trenching and sampling; identifying and reviewing the amount and level of resources; measuring transport and infrastructure requirements; and conducting market and financial research, etc.

In the early stages of projects exploration, exploration and evaluation expenditures occurred is recognized in profit or loss. When the project reaches the technical feasibility and commercial viability, the exploration and evaluation expenditures (including the costs incurred for purchasing the exploration permit) are capitalised into exploration and evaluation assets by each individual item.

Exploration and evaluation assets are allocated to fixed assets under construction. These assets shall be transferred to fixed assets or intangible assets when they reach their estimated usable condition. Depreciation or amortization is calculated based on their operating life. The related unrecoverable cost shall be immediately written off and recognized in profit or loss when projects are abandoned.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

15.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses can not make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

16.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

16.	Impairment of non-financial assets – continued

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

17.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

18.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

19.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

20.	Special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per tonne of ROM, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per tonne of ROM (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per tonne of ROM) and is used for purchase of coal production equipment and safety expense of coal mining structure.

In accordance with the regulations of “ the Interim Measures of financial management of costs of safety in the high-risk industries and enterprises ” (Caiqi [2006] No. 478) jointly issued by Ministry of Finance and the State Administration of Work Safety, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts have been charged in cost, and unused amount shall be presented separately in special reserves of shareholder’s equity. When production safety expenses that belong to expenses are used, immediate writing-off of special reserves will be applied. Those accrued production safety expenses that have become fixed assets shall be allocated to “construction in progress” and recognized as fixed assets when safety project is completed and getting ready for use. At the same time, those expenses shall be written-off of special reserves and recognized the same amount of accumulated depreciation. The asset will be no longer depreciated in the future periods.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

20.	Special reserves – continued

(2)	Shanxi coal mines switching to other business development fund

Pursuant to “Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot)” (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per tonne of ROM for Coal Mine Switching to Other Business Development Fund.

(3)	Shanxi environment management guarantee deposit

Pursuant to “ Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot)” (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB10 per tonne of ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1st, 2008. The provision and use of the deposit will abide by the following principles of “owned by enterprises, used only for designated purpose, saved in special account and supervised by government”.

21.	Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows :

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

22.	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value. Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value can not be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

23.	Leases

The lease engaged by the Company is the operating lease and is a lease that does not transfer substantially all the risks and rewards incident to ownership of an asset. Lease payments under operating leases are recorded into an expense in the income statement on a straight-line basis over the lease term.

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

24.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

25.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

26.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

27.	Cash flow hedges

The Group’s overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

29.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33-consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity of the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders’ equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

30.	Common control operation

There is common control operation in overseas subsidiaries of the Company. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The overseas subsidiaries are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

31.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, respectively and accordingly.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

31.	Significant accounting policies and accounting estimates – continued

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

(3)	Impairment of non-financial assets

As described in note 4 (16), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group can not reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

V.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1.	Change of accounting polices

Pursuant to the resolutions passed at the fourteen meeting of the fourth session of the Board of the Company, the subsidiary coal mines of the Company should apply unit of production method on the amortization of mining rights fees from January 1, 2010. That is to say, the calculation should be based on the estimated economic reserve to amortize the mining rights fees. During the period from January 1 to June 30, 2010, the cost expenses decreased by RMB 9.0139 million, total profits increased by RMB 9.0139 million, income tax increased by RMB 404,600 and net profits increased by RMB 8.6133 million,

VI.	TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1).	Income tax

Income tax is calculated at 25% of the total assessable income of the companies of the Group that registered in PRC.

(2).	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2009) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

VI.	TAXES – CONTINUED

(3).	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

(4).	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

(5).	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne. Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

(6).	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

2.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate
Income tax (note)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-6%
Resource tax	Sales revenue of coal	7%-8.2%

Note:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Pty Limited (as referred to “Yancoal Australia”) and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i. Subsidiaries

Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Equity held by the company	Voting right held by the company

I. Subsidiaries established by investment

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin,Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%
Yancoal Australia Limited	Australia	AUD 64,000,000	investment and shareholding	RMB403,280,000	100.00%	100.00%
Austar Coal Mine Pty Limited.	Australia	AUD 64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB3,000,000,000	Coal mining and sales	RMB2,924,340,000	98.33%	98.33%
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd	Neimenggu	RMB500,000,000	Production and sales of methanol (600,000 tonnes)	RMB500,000,000	100.00%	100.00%

II. Subsidiaries acquired under common control

Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	intensive process of coal product	RMB73,180,000	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	Production and sales of methanol and coals	RMB149,790,000	99.89%	99.89%
Shandong Huaju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%

III. Subsidiaries acquired not under common control

Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%
Felix Resources Ltd	Australia	AUD446,410,000	exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%
Inner Mongolia Yize Mining Investment Co. Ltd	Ordos	RMB 136,260,000	investment	RMB 179,690,000	100.00%	100.00%
Inner Mongolia Rongxin Chemicals Co. Ltd.	Ordos	RMB 3,000,000	Methanol production	RMB 4,400,000	100.00%	100.00%
Inner Mongolia Daxin Industrial Gas Co. Ltd.	Ordos	RMB 4,110,000	Industrial gas production	RMB 6,000,000	100.00%	100.00%

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade”), established in the end of 1997 with the registration capital of RMB2,100,000, was financed RMB700,000 respectively by the Yanzhou Coal Mining Company Limited, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yanzhou Coal Mining Company Limited, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yanzhou Coal Mining Company Limited occupied 97% of the total capital of RMB800 million. In April 2008, Yanzhou Coal Mining Company Limited held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tonnes per year, acetic acid production with the capacity of 200 thousand tonnes per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the Company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design &Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in Oct. 2002 with the actual registered capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registered capital to RMB1.5 billion, in which, this company held 96.67%. In May 2010, the Company solely injected RMB1, 500 million into Heze Neng Hua. The registered capital of Heze Neng Hua increased to RMB3, 000 million and Yanzhou Coal’s stake increased to 98.33%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the coal production and sales in Juye Coal field.

6.	Yanzhou Coal Mining Ordos Energy and Chemical Co., Ltd

Yanzhou Coal Mining Ordos Energy and Chemical Co., Ltd (as referred to Ordos) is a wholly owned subsidiary of the Company which was established on December 18, 2009 with registered capital of RMB500 million. The corporation business license code is 152700000024075(1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000 tonnes methanol. The project is under construction.

7.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to the Company and thus the Company held 100% in the total registered capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

8.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State- Owned Assets Managing Co., Ltd with the registered capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tonnes per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137, and the legal representative is Mr. Ren Yi. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

9.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registered capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical to RMB60 million, holding 60% equity, and the total shares of the former shareholders is 40%. In Oct. 2005, the registered capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. In March 2010, Shanxi Neng Hua purchased 0.04% shares of the minority interests of Tianhao Chemicals and the equity held by it was raised to 99.89%. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol, chemical products, coke production, development and sales, and inland transportation service.

10.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy), approved by Shandong Economic System Reform Office in 2002, was established by five shareholders, i.e. Yankuang Group, Shandong Chuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets of RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other shareholders invested currency following the above ration, and the general capital was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total share capital was RMB288.59 million, and Yankuang Group held 74% of the total equity interest. In early 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company. In July 2009, Shandong Chuangye Investment Development Company, Jining Shengdi Investment Management Co., Ltd and Wu Zenghua transferred all its equity interest in Hua Ju Energy to the Company and the equity interest held by the Company was raised to 95.14%.The Business License for Legal Person registered No. of Hua Ju Energy is 370000018085042;,mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat, legal person representative is Zhao Zengyu.

11.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB10.57 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i. Subsidiaries – continued

12.	Felix Resources Limited

Felix Resources Limited (“Felix”), incorporated in January 1970 in Brisbane, Queensland, Australia, is a limited liability company mainly engaged in businesses such as coal mining and exploration. The corporation registration number is 000754174.

Austar Company, wholly own subsidiary of the Company, is the registered holder of 196.46 million shares representing 100% of the issued share of Felix.

(1)    As of the reporting period, subsidiaries owned by Felix are as follows:

Subsidiaries	Registered address	Registered capital(AUD)	Business scope	Shares proportion(%)
White Mining Limited	Australia	3,300,200	Holding company and coal business management	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Athena Coal Pty Ltd	Australia	2	Coal exploration	100
Minerva Mining Pty Ltd	Australia	2	Coal business management	100
Felix Coal Sales Pty Ltd	Australia	1	Coal sales	100
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
Minerva Coal Pty Ltd	Australia	1,000	jointly operating entity	51
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Tonford Pty Ltd	Australia	2	Coal exploration	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
UCC Energy Pty Limited	Australia	2	Ultra Clean Coal Technology	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Advanced Clean Coal Technology Pty Limited	Australia	0	No business, to be liquidated	100
White Mining Research Pty Limited	Australia	2	No business, to be liquidated	100
Felix NSW Pty Limited	Australia	2	Shareholding Company	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

12.	Felix Resources Limited – continued

(2)	Although Felix holds more than 50% stake in the joint venture, it is not included in the merger: Subsidiary of Felix, White Mining Limited, holds 60% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 33.33% voting shares in Australian Coal Processing Holding Pty Ltd, which is not included in the consolidation because of no control over it.

Subsidiary of Felix, White Mining Limited, holds 60% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 33.33% voting shares in Ashton, which is not included in the consolidation because of no control over it.

(3)	Jointly controlled entities of Felix

Entities	Address	Main business	Interests proportion (%)
Boonal Joint Venture	Australia	Coal transportation and equipment	50
Minerva Joint Venture	Australia	Coal mine development and operation	51
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	50
Moolarben Joint Venture	Australia	Coal mine development and operation	80

13.	Inner Mongolia Yize Mining Investment Company Limited

Inner Mongolia Yize Mining Investment Company Limited (as referred to Yize Company) is invested by Guangjing Investment Company Limted (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established in November 2004 with registered capital of RMB 136.2605 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Yize Company, after which, Yize Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 150000400000390, and the legal representative is Mr. Wang Xin. The company is mainly engaged in investment on mining and chemicals projects, public projects, water and electricity supply, waste water treatment and so on.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

14.	Inner Mongolia Rongxin Chemicals Company Limited

Inner Mongolia Rongxin Chemicals Company Limited (as referred to Rongxin Company) is invested by Inner Mongolia Qisheng Mining Company Limited (a subsidiary of Hong Kong Jiantao Chemicals Group) which was established on July 2008 with registration capital of RMB 3 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Rongxin Company, after which, Rongxin Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 152722000005151, and the legal representative is Mr. Wang Xin. The company is mainly engaged in methanol production and sales.

15.	Inner Mongolia Daxin Industrial Gas Company Limited

Inner Mongolia Daxin Industrial Gas Company Limited (as referred to Daxin Company) is jointly invested by Mingsheng Investment Company and Inner Mongolia Qisheng Mining Company Limited which are all the subsidiaries of Hong Kong Jiantao Chemicals Group on August 2008, with registered capital of RMB 4.11 million. In April 2010, the Ordos Neng Hua, a subsidiary of the Company, purchased Daxin Company, after which, Daxin Company has become a wholly-owned subsidiary of the Ordos Neng Hua. The corporation business license code is 150000400002131, and the legal representative is Mr. Wang Xin. The company is mainly engaged in industrial gas supplies.

ii.	Information of newly combined companies in current period

Name of subsidiaries	Reason of Consolidation	Shares proportion(%)	Net Asset on June 30, 2010 (million)	Net profit of the current period (million)
Inner Mongolia Yize Mining Investment Company Limited	Equity acqusition	100.00	181.74	–3.26
Inner Mongolia Rongxin Chemicals Company Limited	Equity acqusition	100.00	2.95	–0.05
Inner Mongolia Daxin Industrial Gas Company Limited	Equity acqusition	100.00	2.10	–0.0017

iii.	Combination in current period

1.	Subsidiaries acquired in business combination under un-common control

Name of subsidiaries	Place of Registration	Registered capital (RMB million)	Investment capital (RMB million)	Shares proportion (%)	Business scope
Inner Mongolia Yize Mining Investment Company Limited	Ordos	136.26	179.69	100	Investment
Inner Mongolia Rongxin Chemicals Company Limited	Ordos	3	4.4	100	Methonal production
Inner Mongolia Daxin Industrial Gas Company Limited	Ordos	4.11	6	100	Industrial gas production

(1)	The acquisition information is described on the note “VII (I) 13, 14 and 15”. The equity acquisition consideration payment and transfer procedures was completed on April 16th 2010 and the acquisition date of Yize Mining, Rongxin Chemicals and Daxin Industrial Gas by the Group was April 16th, 2010. From April 16th to April 30th 2010, because financial data of Yize Mining, Rongxin Chemicals and Daxin Industrial Gas did not change significantly, financial information of acquisitions on April 30th 2010 shall prevail.

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

iii.	Combination in current period – continued

1.	Subsidiaries acquired in business combination under un-common control – continued

(2)	The identifiable assets and liabilities at the acquisition date:

	April 30, 2010
Items	Carrying amounts of Yize (RMB million)	The identifiable fair value of Yize (RMB million)	Carrying amounts of Rongxin (RMB million)	The identifiable fair value of Rongxin (RMB million)	Carrying amounts of Daxin (RMB million)	The identifiable fair value of Daxin (RMB million)
Prepayments	10.50	10.50	–	–	–	–
Other receivables	–	–	3	3	2.1	2.1

Inventories	0.01	0.01	–	–	–	–
Net value of fixed assets	2.34	4.75	–	–	–	–
Construction in progress	8.51	–	–	–	–	–
Intangible assets	100.14	179.98	–	–	–	–
Long-term deferred expenses	7.42	7.42	–	–	–	–
Other payables	17.67	17.67	–	–	–	–

Net assets attributable to the shareholders of the parent company	111.25	184.99	3	3	2.1	2.1

Note: The fair value of the identifiable assets, liabilities of Yize, Rongxin and Daxin is determined on the basis of the evaluation report issued by Shandong Zhengyuan Hexin Capital Assessment Company Limited on October 20, 2009.

(3)	The total acquisition consideration is RMB 190.09 million which is equal to the total amount of the identifiable net assets fair value of the above 3 companies.

(4)	The Performance after the Acquisition Date

Items	Period from April 30 to June 30, 2010 (RMB million)
Operating Income	–
Net profits	-3.31
Net cash flow from operating activities	23.81

Net cash flow	7.62

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

iv.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates
Assets and liabilities	AUD	spot exchange rate on balance sheet date 5.7608
The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 5.9451
The equity	AUD	spot exchange rate on arising, except for retained earnings

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At June 30, 2010			At January 1, 2010
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand
Including: RMB	821,846	1.0000	821,846	287,697	1.0000	287,697
USD	24,011	6.7909	163,056	18,264	6.8282	124,710
AUD	12,071	5.7608	69,539	12,071	6.1294	73,988

subtotal			1,054,441			486,395

Cash in bank
Including: RMB	10,393,863,904	1.0000	10,393,863,904	9,951,930,620	1.0000	9,951,930,620
USD	69,838,312	6.7909	474,264,993	107,640,772	6.8282	734,992,719
AUD	64,412,643	5.7608	371,068,354	172,311,849	6.1294	1,056,168,247
HKD	7,641,830	0.8724	6,666,732	8,300,605	0.8805	7,308,683
EUR	26,695	8.2710	220,794	50,863	9.7971	498,310
GBP	890	10.2135	9,090	895	10.9780	9,825

Subtotal			11,246,093,867			11,750,908,404

Other monetary assets
Including: RMB	524,748,901	1.0000	524,748,901	97,512,360	1.0000	97,512,360
USD	7,068,778	6.7909	48,003,365	30,056,886	6.8282	205,234,429
AUD	42,892,913	5.7608	247,097,493	38,948,276	6.1294	238,729,563

Subtotal			819,849,759			541,476,352

Total			12,066,998,067			12,292,871,151

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

1.	Bank balance and cash – continued

(1)	As at June 30, 2010, the Group held time deposits of RMB 2,783.52 million; RMB37.16 million of letter of credit deposit; RMB533.83 million of guarantee contract with priority to transfer money; RMB86.41 million of loan deposits; RMB25.21million of environmental margin; RMB151.32 million of other margin.

(2)	As at December 31, 2009, overseas cash of the Group is RMB 637.48 million, owned by the subsidiary of the Company.

2.	Notes receivable

(1)	Notes receivable category

Notes category	at June 30, 2010	At January 1, 2010
Bank acceptance bills	6,808,109,817	4,990,893,624

Total	6,808,109,817	4,990,893,624

(2)	For the current period, notes receivable increase by 36%, mainly due to increase of notes sales modes and decrease of notes discount.

(3)	As at June 30,2010, the Group had discounted immature bills of RMB102.43million.

3.	Accounts receivable

(1)	The risks analysis of accounts receivable

	at June 30, 2010				At January 1, 2010
	Carrying amount		Bad dept Provision		Carrying amount		Bad debt Provision
Items	Amount RMB	%	Bad debt Provision RMB	%	Amount RMB	%	Bad debt Provision RMB	%
Individually significant amount	328,678,089	81	1,132,759	22	297,147,290	67	976,704	22
Individually insignificant amount with high risks after the combination of credit risk characteristics	3,431,622	1	3,361,392	65	3,331,293	1	3,331,293	73
Other insignificant amount	73,789,682	18	711,391	13	140,617,993	32	234,550	5

Total	405,899,393	100	5,205,542	100	441,096,576	100	4,542,547	100

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

3.	Accounts receivable – continued

(1)	The risks analysis of accounts receivable – continued

1)	accounts receivable of individually significant amount at the end of the year, or insignificant but impairment tested separately

Items	Book balance	Bad debt	Provision ratio (%)
Ashton Coal Mines Ltd/Aston	89,365,741	–	–
Korea East West Power Co Ltd	86,600,488	–	–
TS Resources Australia Pty Ltd/TS	67,667,370	–	–
SOJITZ CORPORATION	28,553,774	–	–
Baosteel Co. Ltd	28,318,981	1,132,759	4
AMC Investment Pty Ltd/AMCI	28,171,735	–	–

Total	328,678,089	1,132,759

Note:	The Company has not accrued provision of impairment, because part of the above mentioned debts are still in normal credit period.

2)	Individually insignificant amount with high risks after the combination of credit risk characteristics

	at June 30, 2010			At January 1, 2010
Items RMB	Amount	%	Bad debt provision	Amount RMB	%	Bad debt provision
1 to 2 years	100,329	3	30,099	–	–	–
2 to 3 years	–	–	–	–	–	–
Over 3 years	3,331,293	97	3,331,293	3,331,293	100	3,331,293

Total	3,431,622	100	3,361,392	3,331,293	100	3,331,293

(2)	No accounts receivable wrote off in current period

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

3.	Accounts receivable – continued

(3)	The five largest accounts receivables

Items	Relationship with the Company Amounts		Age	Proportion of total accounts receivables (%)
Ashton Coal Mines Ltd	Joint venture company	89,365,741	Within 1 year	22
Korea East West Power Co Ltd	Third party	86,600,488	Within 1 year	21
TS Resources Australia Pty Ltd/TS	Third party	67,667,370	Within 1 year	17
SOJITZ CORPORATION	Third party	28,553,774	Within 1 year	7
Baosteel Co. Ltd	Third party	28,318,981	Within 1 year	7

Total		300,506,354		74

(4)	Accounts receivable arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded for the period. Accounts receivable arising on related parties was RMB125.95 million, accounting for 31% of the total receivables. See note “IX, (3), 2”.

(5)	Balance of foreign currency in accounts receivables

	On June 30,2010			On January 1,2010
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
USD	50,272,689	6.7909	341,396,804	53,514,413	6.8282	365,407,115
AUD	3,175,168	5.7608	18,291,508	5,957,600	6.1294	36,516,513

Total			359,688,312			401,923,628

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

4.	Prepayments

(1)	The aging analysis of prepayments

	at June 30, 2010		At January 1, 2010
Items	RMB %		RMB %
Within 1 year	555,598,160	100	75,791,833	99
1 to 2 years	772,467	–	538,240	1
2 to 3 years	141,600	–	21,434	–
Over 3 years	–	–	96,300	–

Total	556,512,227	100	76,447,807	100

Note:	As at June 30, 2010, the prepayment by the Group was increased by 628% as compared with that of the beginning of the reporting period, mainly due to the prepayments of externally purchased coal. Prepayments with aging over 1 year are for equipments, the Group has not taken delivery of goods.

(2)	Main companies of prepayments

Items	Relationship with the Company	Amounts	age	Reasons
Shandong Yingjie Economic and Business Co. Ltd	Third party	97,684,792	Within 1 year	Goods to arrival, under executing
Zhaoqing City Bohai Energy Co. Ltd	Third party	97,067,052	Within 1 year	Goods to arrival, under executing
Dongfang Boiler(Group) Co. Ltd	Third party	47,976,000	Within 1 year	Goods to arrival, under executing
Jiangsu Guoneng Economic and Business Industrial Co. Ltd	Third party	42,620,500	Within 1 year	Goods to arrival, under executing
Longkou Coal & Electricity Co. Ltd	Third party	35,410,038	Within 1 year	Goods to arrival, under executing
Shanxi Coking Coal Group International Development Co. Ltd	Third party	34,500,000	Within 1 year	Goods to arrival, under executing
Shanghai Electric Group Co. Ltd	Third party	15,200,000	Within 1 year	Goods to arrival, under executing
Queensland Rail	Third party	10,738,684	Within 1 year	Rail freight

Total		381,197,066

(3)	Prepayments due from shareholders of the Group holding more than including 5% of the total shares are not included for the period.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

4.	Prepayments – continued

(4)	Balance of foreign currency in prepayments

	at June 30, 2010			At January 1, 2010
Items	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
USD	584,828	6.7909	3,971,508	1,094,299	6.8282	7,472,092
EUR	–	–	–	317,740	9.7971	3,112,930
AUD	3,725,575	5.7608	21,462,292	5,262,249	6.1294	32,254,429

Total			25,433,800			42,839,451

5.	Other receivables

(1)	The risks analysis of other receivables

	at June 30, 2010				At January 1, 2010
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	RMB	%	RMB	%	RMB	%	RMB	%
Individually significant amount	306,624,388	70	–	–	191,404,639	60	–	–
Individually insignificant amount with high risks after the combination of credit risk characteristics	39,241,693	9	15,541,106	74	21,407,346	7	18,949,108	87
Other insignificant amount	93,095,597	21	5,515,480	26	104,493,760	33	2,903,913	13

Total	438,961,678	100	21,056,586	100	317,305,745	100	21,853,021	100

Note:	The increase of other receivables of the Group during the reporting period was mainly due to the RMB 125 million of prepayment investment for this period. See note “IX, (2), 6”.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

5. Other receivables – continued

(1)	The risks analysis of other receivables – continued

1)	Individually significant amount or insignificant amount of impairment tested independently

Items	Carrying amount	Bad debt amount	(%)
Prepayment for investment	125,000,000	–	–
Ashton Coal Mining Co. Limited	80,928,483	–	–
Newcastle Infrastructure Construction Group	67,251,671	–	–
WICET Share controlling Co.	11,218,145	–	–
Yankuang Guizhou Energy Co., Ltd	11,160,333	–	–
Shandong International Coking Co. Ltd	11,065,756	–	–

Total	306,624,388	–	–

2)	Individually insignificant amount with high risks after the combination of credit risk characteristics

	at June 30, 2010			At January 1, 2010
Amount Items	RMB	%	Bad debt provision	Amount	%	Bad debt provision
2 to 3 years	13,954,419	36	2,274,710	4,916,474	23	2,458,237
Over 3 years	25,287,274	64	13,266,396	16,490,872	77	16,490,871

Total	39,241,693	100	15,541,106	21,407,346	100	18,949,108

(2)	No other receivables written off in current period.

(3)	As at June 30, 2010, accounts receivable due from the parent company of the Company is RMB10.9million (at the end of last year: 10.90million); accounts receivable due from related parties is RMB244.33 million. See note IX(3), 3.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

5.	Other receivables – continued

(4)	Large amounts of other receivables

Items	Relationship with the Company	Amounts	age	Proportion of other receivables (%)	Nature or contents
Prepayment for investment	Under control of same controlling shareholder	125,000,000	Within 1 year	29	Prepayment for investment
Ashton Coal Mining Co. Limited	Joint venture company	80,928,483	Within 1 year	19	Dealing amounts
Newcastle Infrastructure Construction Group	Third party	67,251,671	Within 1 year	15	Dealing amounts
WICET Share controlling Co.	Third party	11,218,145	Within 1 year	3	Dealing amounts
Yankuang Guizhou Energy Co., Ltd	Under control of same controlling shareholder	11,160,333	Over three years	3	materials

Total		295,558,632		69

(5)	Foreign currency balance of other receivables

	at June 30, 2010			At January 1, 2010
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
AUD	29,030,018	5.7608	167,236,128	26,164,032	6.1294	160,369,818

Total			167,236,128			160,369,818

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

6.	Provision for decline in value of inventories

(1)	Inventory category

Items	at June 30, 2010	At January 1, 2010
Raw materials	270,818,150	267,282,543
Coal stock	859,623,995	597,811,197
Low value consumables	70,148,887	21,267,589

Total	1,200,591,032	886,361,329

Note:	The inventory was increased by 35% of the Group in current reporting period which was mainly due to the increase of coal product inventories.

(2)	No provision for inventory.

(3)	Inventory excludes the amount of capitalized interest.

7.	Other current assets and other current liabilities

(1)	Other current assets

Items	at June 30, 2010	At January 1, 2010
Land subsidence, restoration, rehabilitation and environment costs(Note 1)	1,519,518,771	1,288,452,859
Removal costs(note 2)	292,923,758	350,675,748
Environment management guarantee deposit	233,193,497	226,251,717
Derivative financial instruments-forward foreign currency contract (note 3)	7,468,745	37,760,077

Total	2,053,104,771	1,903,140,401

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

7.	Other current assets and other current liabilities – continued

(2)	Other current liabilities

Items	at June 30, 2010	At January 1, 2010
Land subsidence, restoration, rehabilitation and environment costs (Note1)	1,939,967,394	1,560,640,261
Derivative financial instruments-forward foreign currency contract (note 3)	45,516,236	23,979,678
Derivative financial instruments interest swap contract (note 4)	7,874,760	4,353,143
Forestation	35,029	–

Total	1,993,393,419	1,588,973,082

Note 1:	The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment.

Considering the time difference between the payment and mining exists, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the year end; if the accumulated payment is less than the accruals provided, and such shortage of payment would be presented under current liabilities at the year end.

For the current period, other current liabilities increased by 25%, mainly due to that actual accrued land subsidence, restoration, rehabilitation and environment costs exceed actual payment.

Note 2:	Open-pits owned by overseas subsidiaries shall remove the overburden on the coal seam, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

Note 3:	To avoid the risk of foreign currency rate fluctuation, overseas subsidiaries of the Company entered into forward foreign currency contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate, exchange rate range, or the spot rate. At the date of the balance sheet, derivative financial assets or liabilities reflect the fair value of related outstanding contracts. The fair value will be calculated based on the difference between the forward foreign currency contract exchange rate on the balance sheet date and on the contract signing date.

Note 4:	To avoid the risk of foreign currency rate fluctuation, overseas subsidiaries of the Company entered into interest rate swap contracts to hedge cash flow risks. At the date of the balance sheet, derivative financial assets or liabilities are measured on the basis of the present value of estimated future cash flows related to contracts.

8.	Available-for sales financial assets

Items	at June 30, 2010	At January 1, 2010
Available-for-sale equity instruments	179,429,642	264,672,846

Total	179,429,642	264,672,846

(1)	The above fair value of available-for-sale shares was based on the public price of tradable shares on the balance sheet date.

(2)	Available-for-sale financial assets decreased by 32%, which is mainly due to the decreased share price of available-for-sale shares.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

9.	Long-term equity investments

(1)	Long-term equity investments

Items	at June 30, 2010	At January 1, 2010
Equity investments under cost method	30,622,550	30,622,550
Equity investments under equity method	933,367,224	941,237,919
Long-term equity investments-Total	963,989,774	971,860,469
Less: provision for impairment	–	–

Long-term equity investments – net	963,989,774	971,860,469

(2)	Under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original Amount	Opening Balance	Addition	Reversals	Closing Balance	Cash Dividends
Under cost method
Zhejiang Jiangshan Concrete Co., Ltd	0.49	0.49	440,000	440,000	–	–	440,000	–
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500,000	500,000	–	–	500,000	–
Yankuang Group Zoucheng Hua Ming company.	8.00	8.00	100,000	100,000	–	–	100,000	–
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80,000	80,000	–	–	80,000	–
Shenzhen Weier Loriculture Co., Ltd	–	–	100,000	100,000	–	–	100,000	–
Yankuang Group Guohong Chemical Co., Ltd	5.00	5.00	29,402,550	29,402,550	–	–	29,402,550	–

Subtotal			30,622,550	30,622,550	–	–	30,622,550	–

Under equity method
China HD Zoucheng Co., Ltd.	30.00	30.00	900,000,000	939,981,411	–	7,962,542	932,018,869
Australian Coal Processing Holding Pty Ltd	60.00	33.33	131,273	131,273		–	131,273	–
Ashton Coal Mines Limited	60.00	33.33	1,125,235	1,125,235	223,120	–	1,348,355	–

Subtotal			901,256,508	941,237,919	223,120	8,093,815	933,367,224	–

Total			931,879,058	971,860,469	223,120	8,093,815	963,989,774	–

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

9.	Long-term equity investments – continued

(3)	Investment in joint venture and associated company

Name of investees	Type of company	Registered location	Business nature	Registered capital	Shares proportion (%)	Ratio of voting share (%)	Total assets by the end of the period	Net assets by the end of the period	Operating revenue	Net profit
Associated company
China HD Zoucheng Co., Ltd.	Limited liability Shandong	Electricity Energy and related development	RMB3billion	30.00	30.00	6,711,641,912	3,604,912,352	3,106,729,560	1,950,410,592	-26,541,808
Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	Limited liability Australia	No operating company in Australia	–	60.00	33.33	–	–	–	–	-127
Ashton Coal Mines Limited (Note)	Limited liability Australia	Holding and sales of real-estate	AUD100	60.00	33.33	289,351,602	287,274,107	2,077,495	820,030,990	482,767

Total						7,000,993,514	3,892,186,459	3,108,807,055	2,770,441,582	–26,059,168

Note:	There is difference between shares proportion and voting shares proportion caused by the items as described in note VII, (1) 12, (2)”. The Group can not exercise control over the items, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the group.

(4)	No impairment occurred in the Company’s long-term equity investment, so no provision was made.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets

(1)	Fixed assets list

Item	At January 1, 2010	Exchange gain and loss	Addition	Reversals	At June 30, 2010
cost price	29,880,489,239	-253,428,898	388,731,793	105,944,698	29,909,847,436
Land	325,916,367	-72,848,232	1,308,826	–	254,376,961
Buildings	4,009,412,670	81,053,547	13,858,767	2,037,709	4,102,287,275
Mining structure	5,211,165,308	127,549,597	23,306,456	–	5,362,021,361
Above ground structure	1,547,477,762	–	996,642	215,485	1,548,258,919
Harbour works and craft	253,677,455	–	–	–	253,677,455
Plant, machinery and equipments	17,677,686,936	-389,168,317	344,887,481	102,223,294	17,531,182,806
Transportation equipment	425,270,137	-15,493	2,464,741	1,468,210	426,251,175

Others	429,882,604	–	1,908,880	–	431,791,484

Accumulated depreciation	12,800,962,022	-26,659,245	1,039,163,940	69,585,130	13,743,881,587
Land	–	–	–	–	–
Buildings	1,906,388,909	-454,774	98,282,498	627,740	2,003,588,893
Mining structure	1,892,726,503	96,399,574	74,699,344	233,660	2,063,591,761
Above ground structure	573,205,786	–	33,962,038	100,235	607,067,589
Harbour works and craft	77,467,280	–	2,850,771	–	80,318,051
Plant, machinery and equipments	7,999,798,981	-122,590,938	758,333,582	67,305,265	8,568,236,360
Transportation equipment	304,585,609	-13,107	19,576,459	1,318,230	322,830,731

Others	46,788,954	–	51,459,248	–	98,248,202

Provision
Book Value	17,079,527,217				16,165,965,849
Land	325,916,367				254,376,961
Buildings	2,103,023,761				2,098,698,382
Mining structure	3,318,438,805				3,298,429,600
Above ground structure	974,271,976				941,191,331
Harbour works and craft	176,210,175				173,359,404
Plant, machinery and equipments	9,677,887,955				8,962,946,446
Transportation equipment	120,684,528				103,420,444

Others	383,093,650				333,543,282

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets – continued

(2)	Financial leased fixed assets

Item	Book original value	Accumulated depreciation	Book net value
Plant, machinery and equipments	848,784,192	28,555,761	820,228,431

Total	848,784,192	28,555,761	820,228,431

(3)	As at June 30, 2010, net book value of buildings and transportation equipments without ownership certificates is totalling RMB 699.39 million.

(4)	Among the increase amount of fixed assets, RMB 127.25 million is transferred from construction in progress. Among the increase amount of accumulated depreciation, RMB1,039.16 million is accrued in the current period.

(5)	There is no provision and depreciation of fixed assets of lands, as overseas subsidiaries enjoy the permanent ownership of the land.

(6)	As at June 30, 2010, there were no idle fixed assets.

(7)	As at June 30, 2010, the original cost of fixed assets that have already accrued depreciation completely by the Group was RMB 145.03 million.

11.	Construction in progress

(1)	List of construction in progress

	At June 30, 2010			At January 1, 2010
Items	Book balance	Depreciation provision	Book value	Book balance	Depreciation provision	Book value
Repairing construction	442,920,966	–	442,920,966	175,729,108	–	175,729,108
Technical revamping	56,426,754	–	56,426,754	77,505,345	–	77,505,345
Infrastructure construction	1,344,731,567	–	1,344,731,567	906,921,652	–	906,921,652
Safety construction	16,330,921	–	16,330,921	700,000	–	700,000
Repair Construction	8,286,496	–	8,286,496	–	–	–
Exploration construction	88,092,218	–	88,092,218	19,713,027	–	19,713,027

Total	1,956,788,922	–	1,956,788,922	1,180,569,132	–	1,180,569,132

Note:	Construction in progress increased by 66%, mainly caused by the additional input to the mining construction of Moolarben Coal Mine and maintaining construction of the Company.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

11.	Construction in progress – continued

(2)	Changes of significant construction in progress

Items	At January 1, 2010	Addition	Exchange gain and loss	Reversals Transferred into Fixed assets	Others	At June 30, 2010	Budgeted amount	Investment /budgeted amount (%)	Accumulated amount of interests capitalization	Including: amount of c interests capitalization in 2009	(%) interests
											capitalization rate of 2009	Capital sources
600,000 tonnes methanol project	13,058,336	—	—	13,058,336	—	—	3,525,530,172	108	—	—	—	Self- owned
Moolarben Open-cut Coal Mining project	848,961,509	531,518,645	-66,270,971	40,636,958	—	1,273,572,225	1,770,460,751	86	40,210,223	36,863,282	8.24	Bank loan and Self– owned

Total	862,019,845	531,518,645	-66,270,971	53,695,294	—	1,273,572,225	5,295,990,923

12.	Construction Materials

Items	At January 1, 2010	Addition	Reversals	At June 30, 2010
Materials held for construction	8,891,721	9,959,656	9,225,083	9,626,294
Equipments held for construction	3,286,113	–	–	3,286,113

Total	12,177,834	9,959,656	9,225,083	12,912,407

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

13.	Intangible assets

(1)	Intangible assets

Item	At January 1, 2010	Exchange realignment	Addition	Reversals	At June 30, 2010
Cost price	19,594,054,709	-1,129,565,447	181,981,781	–	18,646,471,043
Mining rights	14,697,046,621	-830,918,306	–	–	13,866,128,315
Unproved mining equity interest	3,678,595,923	-221,217,486	–	–	3,457,378,437
Land use rights	851,002,356	–	56,442,337	–	907,444,693
Exploration and evaluation expenditures	161,251,642	-65,015,784	–	–	96,235,858
Patents and technology	153,235,000	-9,215,000	–	–	144,020,000
Rail access right	41,523,479	-2,525,269	909,600	–	39,907,810
Software	4,044,408	-231,282	67,013	–	3,880,139
Water licenses	7,355,280	-442,320	124,562,831	–	131,475,791

Accumulated amortization	258,236,840	-11,290,790	121,267,297	–	368,213,347
Mining rights	115,690,168	-11,149,485	107,332,033	–	211,872,716
Unproved mining equity interest	–	–	–	–	–
Land use rights	142,542,789	–	9,365,481	–	151,908,270
Exploration and evaluation expenditures	–	-27,472	886,183	–	858,711
Patents and technology	–	–	–	–	–
Rail access right	–	-33,880	2,579,074	–	2,545,194
Software	3,883	–	11,650	–	15,533
Water licenses	–	-79,953	1,092,876	–	1,012,923

Book value	19,335,817,869				18,278,257,696
Mining rights	14,581,356,453				13,654,255,599
Unproved mining equity interest	3,678,595,923				3,457,378,437
Land use rights	708,459,567				755,536,423
Exploration and evaluation expenditures	161,251,642				95,377,147
Patents and technology	153,235,000				144,020,000
Rail access right	41,523,479				37,362,616
Software	4,040,525				3,864,606
Water licenses	7,355,280				130,462,868

(2)	Net intangible assets were increased mainly due to the acquisition of Inner Mongolia Yize Mining Company Ltd.

(3)	All the increased accumulated amortization is normal amortization of intangible assets.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

14.	Goodwill

Item	At June 30, 2010	At January 1, 2010
Acquisition of Yanmei Shipping	10,045,361	10,045,361
Acquisition of Felix	720,702,655	766,816,209

Total	730,748,016	776,861,570

Note:	Felix and Yanmei Shipping are the subsidiaries acquired in a business combination not under common control. The goodwill is the excess of the cost of acquisition over the interest of Felix and Yanmei Shipping in the fair value of the identifiable net assets at the date of acquisition. The goodwill was decreased mainly due to the impact of foreign exchange rate.

15.	Long-term deferred assets

Item	At June 30, 2010	At January 1, 2010
Prepayment for mining rights compensation fees	13,969,847	15,969,251
Prepayment for project operating maintenance fees	7,083,650	–

Total	21,053,497	15,969,251

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid resources compensation fees equivalent to 10 million tonne ROM coals which would be amortized according to the actual production through cost.

16.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Item	At June 30, 2010	At January 1, 2010
1. Deferred tax assets	2,051,922,977	1,611,884,698
Deferred tax assets of the parent company	1,016,002,912	869,395,462
Deferred tax assets of Yancoal Australia	1,030,736,277	736,887,476
Deferred tax assets of Hua Ju Energy Co., Ltd.	5,128,947	5,601,760
Deferred tax assets of Shandong Yanmei Shipping Co. Ltd	21,301	–
Deferred tax assets of Zhongyan Trading Co. Ltd of Qingdao	33,540	–
2. Deferred tax liabilities	1,618,007,398	1,791,460,318
Deferred tax liabilities of the parent company	29,312,034	50,622,822
Deferred tax liabilities of Yancoal Australia	1,588,695,364	1,740,837,496

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

16.	Deferred tax assets and deferred tax liabilities – continued

(2)	Temporary differences

1)	Temporary differences of the Company and its domestic subsidiaries

Item	At June 30, 2010	At January 1, 2010
1. Deductible temporary differences items Land subsidence, restoration, rehabilitation and environmental costs	1,869,906,767	1,560,638,332
Accrued but not paid salaries and insurance	532,920,386	430,359,537
Mining rights	342,800,935	272,210,125
Wei Jian Fei	697,857,679	595,739,226
Development fund	611,512,916	611,512,916
Bad debt provision	24,826,901	24,607,536
Fire welfare	4,921,217	4,921,217

Total	4,084,746,801	3,499,988,889

2. Taxable temporary differences items AFS financial assets fair value adjustment	117,248,137	202,491,289

Total	117,248,137	202,491,289

2)	Temporary differences of overseas subsidiaries

Item	At June 30, 2010	At January 1, 2010
1. Deductible temporary differences items Not recovered loss	1,633,336,830	1,878,902,087
Hedging instrument liability	73,075,383	23,536,896
Accrued but not paid salaries	125,091,297	111,182,290
Amortization of assets	2,412,047	23,674,257
Accrued expenses	375,734,277	158,384,513
Reclamation costs	139,330,267	126,026,204
Unrealized foreign currency exchange loss	1,075,898,587	132,933,713
Others	10,908,903	1,651,627

Total	3,435,787,591	2,456,291,587

2. Taxable temporary differences items Unrealized foreign currency exchange gain or loss	–	132,545,537
Assets amortization and recognition	5,251,274,350	5,593,982,280
Hedging instruments assets	38,193,893	37,760,086
Others	6,182,970	38,503,750

Total	5,295,651,213	5,802,791,653

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

17.	Other non-current assets

Items	At June 30, 2010	At January 1, 2010
Prepayments for investment	117,925,900	117,925,900

Total	117,925,900	117,925,900

Note: For prepayment for investment, please refer to Note XI,1.

18.	Provision for devaluation of assets statement

			Decrease
Items	At January 1, 2010	Provision of the year	Reversal	Others	At June 30, 2010
Bad debt provision	26,395,568	355,835	489,274	–	26,262,129

Total	26,395,568	355,835	489,274	–	26,262,129

19.	Notes payable

Items	At June 30, 2010	At January 1, 2010
Commercial note payable	112,888,663	128,076,028

Total	112,888,663	128,076,028

Note: All the notes payable will be due within 6 months.

20.	Accounts payable

(1)	Accounts payable

Items	At June 30, 2010	At January 1, 2010
Total	1,143,741,918	1,306,859,922

Including: over 1 year	148,757,969	146,958,956

(2)	Large amount accounts payable aging over 1 year mainly is payment for equipments and materials, and there is no large payment of accounts payable after the period.

(3)	Accounts payable to the parent company at the end of the reporting period is RMB340, 000.

VIII.NOTES	TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

20.	Accounts payable

(4)	Foreign currency balance in accounts payable

	At June 30, 2010			At January 1, 2010
Item	Foreign currency	Exchange Rate	Equivalent RMB	Foreign currency	Exchange Rate	Equivalent RMB
USD	1,894,354	6.7909	12,864,369	–	–	–
AUD	68,460,186	5.7608	394,385,440	68,117,955	6.1294	417,522,193

Total			407,249,809			417,522,193

21.	Advances from customers

(1)	Advances from customers

Item	At June 30, 2010	At January 1, 2010
Total	1,070,234,138	1,664,427,222

Including: over 1 year	48,950,912	39,802,391

Note:	During the current period, advances decreased by 36%, mainly due to the decrease of coal sales advances in summer.

(2)	Advances aging over 1 year are RMB48.95 million, mainly due to the unrealized sales. Because of the decline of demand by the customer or disagreement on the price, customers did not pick up coals after advance payments.

(3)	Advances from customers in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

22.	Salaries and wages payable

Items	At January 1, 2010	Difference of foreign currency translation	Addition for Athis period	Payment for the period	At June 30, 2010
Salary (including bonus, allowance and subsidies)	397,807,623	-1,892,963	1,994,365,629	1,975,402,610	414,877,679
Staff welfare	–	–	311,635,620	311,635,620	–
Social insurance	16,301,739	-21,761	566,509,827	515,184,307	67,605,498
including: 1. Medical insurance	4,190,879	–	156,778,562	128,359,308	32,610,133
2. Basic pension insurance	3,954,515	–	329,321,652	324,592,592	8,683,575
3. Unemployment insurance	5,239,165	–	32,557,598	31,360,263	6,436,500
4. Injury insurance	723,741	-21,761	32,010,065	16,958,939	15,753,106
5. Maternity insurance	2,193,439	–	15,841,950	13,913,205	4,122,184
Housing fund	2,717,978	–	79,944,707	74,848,244	7,814,441
Union fund and Staff education fund	93,260,131	–	68,364,960	44,775,870	116,849,221
Compensation for terminating labour relations	4,921,217	–	–	929,525	3,991,692
Others	69,147,483	-7,046,244	148,842,376	91,524,207	119,419,408

Total	584,156,171	-8,960,968	3,169,663,119	3,014,300,383	730,557,939

Note:	The amount of compensation for terminating labor relations is RMB930,000 Non-defaulting amount in salaries and wages payable has handed out.

23.	Taxes payable

Item	At June 30, 2010	At January 1, 2010
Value added tax	157,184,562	68,251,582
Business tax	1,600,330	2,588,763
Income tax	503,720,836	587,213,087
Price reconciliation fund	38,920,214	34,764,398
Goods and service tax	-28,489,662	-55,083,753
Others	89,343,963	81,216,968

Total	762,280,243	718,951,045

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

24.	Other payable

(1)	Other payables

Item	At June 30, 2010	At January 1, 2010
Total	2,088,824,284	3,312,206,691

Including: aging over 1 year	677,633,116	604,173,517

Note:	Other payables for the current period decreased by 37%, mainly due to the material fees to the Group, decrease of the project fund and the payment made by Felix of borrowing from the company held by the directors in the current period.

(2)	As at June 30, 2010, amounts payable due to the parent company is totalling up to RMB511.91 million.

(3)	Other payables with large amount by the end of the period

Item RMB	Payable	Age	Nature
Yankuang Group Co., Ltd.	511,909,850	Within 1 year	material fees, Project funds etc.
mining rights	342,800,935	1-2 years	Mining rights access fees
Agency commission for the acquisition of Felix	62,884,997	Within 1 year	Agency commission for acquisition
Yankuang Donghua 37 Chu	62,442,295	Within 1 year	Project funds
Yankuang Donghua Company	26,096,900	2-3 years	Project funds
China Chemical Project 13th Construction Co. Ltd	17,502,628	1-2 years	Project funds

Total	1,023,637,605

(4)	Foreign currency balance in other payables

	At June 30 2010			At January 1, 2010
Item	Foreign currency	Exchange Rate	Equivalent RMB	Foreign currency	Exchange Rate	Equivalent RMB
AUD	14,709,803	5.7608	84,740,233	137,552,933	6.1294	843,116,948

Total			84,740,233			843,116,948

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

25.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Item	At June 30, 2010	At January 1, 2010

Long-term borrowing due within a year	1,001,336,000	941,410,000
Long-term payable due within a year	771,234,272	672,416,265
Expected liabilities due within 1 year	2,761,555	3,468,346
Deferred gain due within 1 year	2,727,226	2,901,725

Total	1,778,059,053	1,620,196,336

(2)	Long-term borrowing due within a year

Loan category	At June 30, 2010	At January 1, 2010

Guaranteed loan	22,000,000	22,000,000
Mortgage loan	864,120,000	919,410,000
Credit loan	115,216,000	—

Total	1,001,336,000	941,410,000

(3)	Financing from bank syndicate by Felix

	At June 30 2010
Items	AUD	RMB

Finance lease	129,525,156	746,168,519
Long-term loans	150,000,000	864,120,000

Total	279,525,156	1,610,288,519

Note:	Felix entered into the 383.33 million financing agreement with bank syndicate composed of Australian Commonwealth Bank and other banks. Pursuant to the agreement, the syndicate provides financing service including loans and finance lease which shall be cross-guaranteed by Felix and its subsidiaries.

Meanwhile, the agreement stipulates that: the net values of tangible assets of Felix and its subsidiaries must exceed the amount appointed in the agreement, and the respective shares of coal price hedging contracts and interests hedging contracts must exceed the appointed proportion. The loans and finance lease should be repaid during the years of 2010-2014.

As at the year 2009 and as at June 30, 2010, the Company carried the obligation of paying all of the above mentioned financings immediately because of the violation of the agreement by Felix, which caused the long-term borrowings and finance lease under the agreement reclassify as other non-current liabilities due within one year.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

26.	Long-term loan

(1)	Long-term loan category

Loan category	At June 30 2010	At January 1, 2010

Credit loan	564,558,400	—
Guaranteed loan	20,690,732,019	20,911,728,000

Total	21,255,290,419	20,911,728,000

(2)	Five largest long-term borrowings

				At June 30 2010		At January 1, 2010
Lender	beginning day	Expiration date	Interest rate (%)	USD RMB		USD RMB

Sydney branch of BOC (note 1)	2009-10-16	2014-10-16	Libor+0.75%	2,400,000,000	16,221,893,700	2,400,000,000	16,387,680,000
Hongkong branch of CDB (note 1)	2009-10-16	2014-10-16	Libor+0.75%	300,000,000	2,027,736,710	300,000,000	2,048,460,000
Hongkong branch of CBOC (note 1)	2009-10-16	2014-10-16	Libor+0.75%	200,000,000	1,351,824,477	200,000,000	1,365,640,000
Sydney branch of BOC (note 1)	2009-12-9	2014-12-16	Libor+0.8%	140,000,000	946,277,131	140,000,000	955,948,000
Sydney branch of ICBC	2010-3-22	2012-3-22	6.45%	88,000,000	506,950,000	—	—

Note 1:	Yanmei Australia borrowed USD3.04 billion from the syndication of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the parent company of the Company.

27.	Expected liabilities

Items	At January 1, 2010	Additions	Carry forward	At June 30, 2010

Reclamation, disposal and environment expenses	122,557,899	14,010,823	—	136,568,722

Total	122,557,899	14,010,823	—	136,568,722

Note:	Reclamation, disposal and environment expenses accrued for the restoring of future coal mines of the Group is based on the accounting policy as stated in Note IV.19. The obligation of restoring will be exercised when mining areas are out of use or coal resource dried up.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

28.	Other non-current liabilities

Items	At June 30, 2010	At January 1, 2010

Deferred income-leaseback	8,181,678	10,156,042
Deferred income-government grant	3,980,000	3,980,000

Total	12,161,678	14,136,042

(1)	For the period, the deferred income of leaseback incorporated by acquisition of Felix generates from the leaseback of Yarrabee coal washery.
(2)	As at June 30, 2010 Government grant is the coal production safety appropriation received at the previous period.

29.	Share capital

	At January 1, 2010		At June 30, 2010
Shareholders names/class	Amount	%	Amount	%

Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	53	2,600,000,000	53
Shares held by management	41,800	—	41,800	—
Subtotal shares with trading moratorium conditions	2,600,041,800	53	2,600,041,800	53
shares without trading moratorium
A shares	359,958,200	7	359,958,200	7
H shares	1,958,400,000	40	1,958,400,000	40
Subtotal of shares without trading moratorium	2,318,358,200	47	2,318,358,200	47

Total share capital	4,918,400,000	100	4,918,400,000	100

Note:	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. In respect of the Yankuang Group has promised that the Company will participate in the investment and joint development in the producing oil from coal project when performing the reform of share equity split, there has not been significant progress. As at the reporting date, since the Yankuang Group has not finished the above commitments, its holding shares in the Company will not be traded in the market.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

30.	Capital reserves

	At January 1,			At June 30,
Items	2010	Addition	Reversals	2010

Share premium	2,567,571,003	—	—	2,567,571,003
Other capital reserves	1,980,080,737	—	111,063,048	1,869,017,689

Total	4,547,651,740	—	111,063,048	4,436,588,692

Note:	During the reporting period, the decrease in other capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group.

31.	Special reserves

	At January 1,			At June 30,
Items	2010	Addition	Reversals	2010

Wei Jian Fei	595,739,226	102,118,452	—	697,857,678
Safety production fee	256,431,170	136,157,936	—	392,589,106
Specific development fund	611,512,916	—	—	611,512,916

Total	1,463,683,312	238,276,388	—	1,701,959,700

32.	Surplus reserves

	At January 1,			At June 30,
Items	2010	Addition	Reversals	2010

Statutory common reserve fund	3,241,001,770	—	—	3,241,001,770

Total	3,241,001,770	—	—	3,241,001,770

33.	Retained earnings

Items	Amount	Proportion of accrue or distribution (%)

Closing balance of last period	14,168,033,687
Add: adjustment from opening balance of retained earnings	—
Opening balance	14,168,033,687
Add: net profit attributable to shareholders of parent company	2,632,967,798
Less: Appropriations to statutory common reserve fund	—	10%
dividend payable of common shares	1,229,600,000

Closing balance	15,571,401,485

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

34.	Minority interest

Subsidiary	Proportion of minority interest (%)	At June 30, 2010	At January 1, 2010

Heze Neng Hua	1.67	45,908,589	41,089,934
Hua Ju Energy	4.86	38,328,628	32,210,431
Subsidiaries of Felix	—	22,608,484	23,542,370
Zhongyan Company	47.62	3,667,150	3,787,093
Yanmei Shipping	8.00	1,197,235	1,081,145
Shanxi Tianchi	18.69	—	—
Shanxi Tianhao	0.11	—	—

Total		111,710,086	101,710,973

35.	Operation revenue and operation cost

	Jan. 1, 2010-	Jan 1, 2009-
Items	June 30, 2010	June 30, 2009

Principal operations revenue	15,218,689,237	9,251,429,876
Other operations revenue	382,654,719	412,445,017

Total	15,601,343,956	9,663,874,893

Principal operations cost	7,910,255,835	4,780,453,033
Other operations cost	413,482,998	457,324,664

Total	8,323,738,833	5,237,777,697

(1)	Principal operations-Classification by sector

	Jan. 1, 2010-June 30, 2010		Jan 1, 2009-June 30, 2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	14,450,757,568	7,257,947,971	9,021,376,615	4,586,456,326
Electricity power	85,838,718	77,428,889	103,761,318	84,131,070
Heating supply	15,274,435	5,483,942	9,824,893	4,246,667
Coal chemical	408,568,021	427,811,268	—	—
Other	258,250,495	141,583,765	116,467,050	105,618,970

Total	15,218,689,237	7,910,255,835	9,251,429,876	4,780,453,033

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

35.	Operation revenue and operation cost

(2)	Principal operations-Classification by product

	Jan. 1, 2010-June 30, 2010		Jan 1, 2009-June 30, 2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from domestic sales of coal products	10,940,112,884	4,461,124,321	8,221,267,868	4,123,750,982
Revenue from export sales of coal products	2,000,806,087	1,302,921,760	580,816,018	253,166,298
Sales of coal purchased from other companies	1,509,838,597	1,493,901,890	219,292,729	209,539,046
Revenue from railway transportation services	258,250,495	141,583,765	116,467,050	105,618,970
Sales of methanol	408,568,021	427,811,268	—	—
Sales of electricity power	85,838,718	77,428,889	103,761,318	84,131,070
Sales of heat	15,274,435	5,483,942	9,824,893	4,246,667

Total	15,218,689,237	7,910,255,835	9,251,429,876	4,780,453,033

(3)	Principal operations-Classification by area

	Jan. 1, 2010-June 30, 2010		Jan 1, 2009-June 30, 2009
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	13,217,883,150	6,607,334,075	8,670,613,858	4,527,286,735
International	2,000,806,087	1,302,921,760	580,816,018	253,166,298

Total	15,218,689,237	7,910,255,835	9,251,429,876	4,780,453,033

(4)	Total sales amount of the 5 largest customers in 2009 is RMB4,366.12 million, which accounts for 28% in total revenue.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

36.	Operating taxes and surcharges

Items	Proportion	Jan. 1, 2010- June 30, 2010	Jan 1, 2009- June 30, 2009

Business tax	3%, 5%	10,515,935	5,658,044
City construction tax	7%	107,990,537	86,538,224
Education fee	3%	48,853,209	37,909,043
Local education fee	1%	15,207,218	11,920,220
Resource tax		65,255,939	60,947,585

Total		247,822,838	202,973,116

37.	Financial expenses

Items	Jan. 1, 2010- June 30, 2010	Jan 1, 2009- June 30, 2009

Interest expenses	154,982,256	9,793,969
Less: interest income	81,713,060	96,933,055
Add: exchange gain or loss	1,059,914,225	-89,381,773
Add: other expenses	103,434,651	15,102,484

Total	1,236,618,072	-161,418,375

Note:	Financial expenses of this period increased by 886% compared with the same period of last year; mainly because the loan in US dollars borrowed by the overseas subsidiaries of the Company applies the AUD as their functional currency and experienced significant fluctuation on exchange rate which caused the unrealized exchange loss.

38.	Impairment loss

Items	Jan. 1, 2010- June 30, 2010	Jan 1, 2009- June 30, 2009

Bad debt	-133,439	59,156,941

Total	-133,439	59,156,941

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

39.	Investment income

(1)	Sources of investment income

Items	Jan. 1, 2010- June 30, 2010	Jan 1, 2009- June 30, 2009

Long-term equity investment income under equity method	-7,663,616	43,814,566
Income from disposal of long-term investment	—	—
Income of entrust loan	—	—
Investment from AFS financial assets	4,504,096	—

Total	-3,159,520	43,814,566

(2)	Long-term equity investment income under equity method

Items	Jan. 1, 2010- June 30, 2010	Jan 1, 2009- June 30, 2009	Reason of change

Total	-7,663,616	43,814,566
Including:
China HD Zoucheng Co., Ltd.	-7,962,542	43,814,566	Investees under equity method got loss
Ashton Mining Co. Ltd	298,926	—	Addition in this period

40.	Non-operating income

(1)	Non-operating income

Items	Jan. 1, 2010- June 30, 2010	Jan 1, 2009- June 30, 2009

Gain on disposal of non-current assets	3,606,521	543,048
Including: gain on disposal of fixed assets	3,606,521	543,048
Government grant income	5,145,270	1,043,166
Other	4,240,278	2,651,233

Total	12,992,069	4,237,447

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

40.	Non-operating income – continued

(2)	Government grant income

Items	Jan. 1-June 30, 2010	Jan 1, 2009- June 30, 2009	basis and sources
Value added tax reduction on product from comprehensive use of resources	5,145,270	1,043,166	Jiguoshui Liupizi (2009)NO.1
Total	5,145,270	1,043,166

41.	Non-operating expenses

Items	Jan. 1-June 30, 2010	Jan 1, 2009- June 30, 2009

Loss on disposal of non-current assets	10,593,608	4,991,925
Including: loss on disposal of fixed assets	10,593,608	4,991,925
Donation expenditure	8,991,293	50,000
Other	6,827,684	2,008,620

Total	26,412,585	7,050,545

42.	Income taxes

(1)	Income taxes

Items	Jan. 1-June 30, 2010	Jan 1, 2009- June 30, 2009

Current tax expense	1,319,192,780	868,989,463
Deferred tax expense	-525,507,202	-206,429,693

Total	793,685,578	662,559,770

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

42.	Income taxes – continued

(2)	Current tax expense (the Company and its domestic subsidiaries)

Items	Amount

Total profit of the year	4,727,051,419
Add: increase of tax adjustment	612,869,881
Less: decrease of tax adjustment	63,252,543
Add: unrecognized tax loss	—
Taxable income of the year	5,276,668,757
Statutory income tax rate	25%
Income tax payable of the year	1,319,167,189
Add: other adjustments	-616,206
Current tax expense	1,318,550,983

(3)	Current tax expense (Overseas subsidiaries)

Items	Amount

Total profit of the year	-1,237,678,081
Add: increase of tax adjustment	1,712,335,332
Less: decrease of tax adjustment	335,701,697
Less: recovering of past losses	136,816,230
Taxable income of the year	2,139,324
Statutory income tax rate	30%
Income tax payable of the year	641,797
Current tax expense	641,797

(4)	Income taxes increased by 20%, mainly due to the increase of profit compared with the same period of last year.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

43.	Computation process of basic and diluted earnings per share

Items	No.	Jan.1-June 30, 2010	Jan 1, 2009-June 30, 2009
Net profit attributable to shareholders of the parent company	1	2,632,967,798	1,903,947,505
Extraordinary gain attributable to parent company	2	-5,664,799	-2,109,823
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1-2	2,638,632,597	1,906,057,328
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II)months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Share decreased month from the next month to the end of the month	9	—	—
Duration of the period	10	6.00	6.00
Weighted average of common shares issued	11=4+5+6×7 ÷ 10- 8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	0.5353	0.3871
Basic earnings per share (II)	13=3÷11	0.5365	0.3875
common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
income tax rate	16	25%	25%
Shares added through stock warrant and option exertion	17	—	—
Diluted earning per share (I)	18=[1+(14-15) × (1 -16)]÷(11+17)	0.5353	0.3871
Diluted earning per share (II)	19=[3+(14-15) × (1 -16)]÷(11+17)	0.5365	0.3875

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

44.	Other comprehensive income

Items	Jan. 1-June 30, 2010	Jan 1, 2009- June 30, 2009

1. Gains (losses) generated by available for sales financial assets	-85,243,204	90,726,693
Less: income tax influence generated by available for sales financial assets	-21,310,804	22,681,673
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	—	—

Subtotal	-63,932,400	68,045,020

2. Gains (losses) generated by cash flow hedging instruments	-55,349,507	83,605,279
Less: income tax influence generated by cash flow hedging instruments	-16,604,852	25,081,584
Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	-3,805,113	—

Subtotal	-42,549,768	58,523,695

3. difference from translation of overseas operation statements	-6,314,851	89,062,943
Less: amount transferred into profit and loss of the current period from disposal of overseas operating

Subtotal	-6,314,851	89,062,943

Total	-112,797,019	215,631,658

Note:	Other comprehensive income decreased significantly, mainly due to the substantial decrease of cash flow hedging, fair value of AFS financial assets and Australian dollar exchange rate.

45.	Cash flow

(1)	Cash received/paid relating to operating activities/investment/finance activities

1)	Other cash received relating to operating activities

Items	Jan. 1-June 30, 2010

Interest income	81,713,060
Sundry revenue	72,456,389
Received cash from funds paid on other’s behalf	31,826,203
Government grants	5,145,269

Total	191,140,921

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

45.	Cash flow – continued

(1)	Cash received/paid relating to operating activities/investment/finance activities – continued

2)	Other cash paid relating to operating activities

Items	Jan.1-June 30, 2010

Payments for selling and administrative expenses	989,754,123
Sundry cash payment	465,932,559

Total	1,455,686,682

3)	Other cash received relating to investment activities

Items	Jan.1-June 30, 2010

Recalling bank deposits	161,390,720
others	4,099,493

Total	165,490,213

4)	Other cash paid relating to investment activities

Items	Jan.1-June 30, 2010

Addition of fixed certificates of deposit and restricted deposit	8,367,934

Total	8,367,934

5)	Other cash paid relating to financing activities

Items	Jan.1-June 30, 2010

Payment of the unsecured borrowings of Felix to meet the requirements of the Group (funding requirements before Group acquisition)	584,477,769
Finance lease payment	64,250,027

Total	648,727,796

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

45.	Cash flow – continued

(2)	Supplemental information of consolidated cash flow statement

Items	Jan.1-June 30, 2010	Jan 1, 2009- June 30, 2009

1. Reconciliation of net profit to cash flow from operating activities
Net profit	2,639,831,352	1,931,258,064
Add: Provision of impairment of assets	-133,439	59,156,941
Depreciation of fixed assets	1,039,163,940	759,099,749
Amortization of intangible assets	121,267,297	27,419,887
Amortization of long-term deferred expenses	2,336,721	1,252,260
Accrued special reserves	238,276,388	—
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	6,987,087	4,448,878
Financial expenses (“-” represents gain)	904,931,969	9,793,969
Loss arising from investments (“-” represents gain)	3,159,520	-43,814,566
Influence of deferred taxes assets (“-” represents increase)	-525,507,202	-206,429,693
Decrease in inventories (“-” represents increase)	-314,229,703	172,109,162
Decrease in receivables under operating activities (“-” represents increase)	-2,529,330,076	560,374,308
Increase in payables under operating activities (“-” represents decrease)	697,969,530	346,826,772

Net cash flow from operating activities	2,284,723,384	3,621,495,731

2. Changes in cash and cash equivalents
Cash, closing	8,449,548,600	8,645,089,412
Less: Cash, opening	8,522,398,899	8,444,144,457

Net addition in cash and cash equivalents	-72,850,299	200,944,955

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

45.	Cash flow – continued

(3)	Acquisition or disposal of subsidiaries and other operating entities during the current year

Items	Jan.1-June 30, 2010

Acquiring subsidiaries and other operating entities
1. Price of acquiring subsidiaries and other operating entities	190,095,000
2. Cash or cash equivalent paid for acquiring subsidiaries and other operating entities	190,095,000
Less: Cash or cash equivalent owned by subsidiaries and other operating entities	—
3. Net cash amount paid for acquiring subsidiaries and other operating entities	190,095,000
4. Net assets from acquisition of subsidiaries	190,095,000
Current assets	15,608,255
Non-current assets	192,152,745
Current liabilities	17,666,000
Non-current liabilities	—

(4)	Cash and cash equivalents

Items	Jan.1-June 30, 2010	Jan 1, 2009- June 30, 2009

Cash	8,449,548,600	8,645,089,412
Including: cash on hand	1,054,441	724,924
Deposits that can be readily drawn on demand	8,199,635,998	8,641,388,890
Other monetary assets that can be readily drawn on demand	248,858,161	2,975,598
Cash equivalents	—	—
Cash and cash equivalents balance	8,449,548,600	8,645,089,412
Including: Cash and cash equivalents with limited use right by parent company or subsidiaries of the Group	—	—

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Parent company and ultimate control party

(1)	Parent company and ultimate control party

Parent company and ultimate control party	Type of ownership	Registration address	Business nature	Statutory representative	Organization code

Yankuang Group	State-owned	Zoucheng, Shandong	Industry processing	Geng Jiahuai	166122374

(2)	The registered capital of the Parent Company and its changes.

Parent Company	At January 1, 2010	Addition	Reversals	At June 30, 2010

Yankuang Group	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shares proportion (%)
Parent Company	At June 30, 2010	At January 1, 2010	At June 30, 2010	At January 1, 2010

Yankuang Group	2,600,000,000	2,600,000,000	52.86	52.86

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration address	Business nature	Statutory representative	Organization code

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Wang Xin	75881603-8

Yancoal Australia Limited	limited liability	Australia	investment and shareholding

Austar Coal Mine Pty Limited.	limited liability	Australia	Coal mining and sales

Felix Resources Limited.	limited liability	Australia	Coal mining and sales

Yanmei Heze Neng Hua Co., Ltd	limited liability	Shandong	Coal mining and sales	Wang Xin	75445658-1

Yankuang Shanxi Neng Hua Co., Ltd	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Qu Tianzhi	74601732-7

Shanxi Heshun Tianchi Energy Co., Ltd	limited liability	Jinzhong	intensive process of coal product	Ren Yi	11285097-4

Shanxi Tianhao Chemicals Co., Ltd	limited liability	Shanxi	production and sales of methanol and coals	Yin Mingde	73403278-1

Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X

Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slurry and gangue, and comprehensive use of waste heat	Zhao Zengyu	73927723-5

Yanzhou Coal Mining Ordos Nenghua Co., Ltd.	limited liability	Inner Mongolia	600,000tonnes methanol	Wang Xin	69594585-1

Inner Mongolia Yize Mining Investment Co, Ltd	limited liability	Inner Mongolia	Investment	Wang Xin

Inner Mongolia Rongxin Chemicals Co. Ltd	limited liability	Inner Mongolia	Methanol production	Wang Xin

Inner Mongolia Daxin Industrial Gas Co. Ltd	limited liability	Inner Mongolia	Industrial gas production	Wang Xin

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries – continued

(2)	The share proportion or equity and its changes

Subsidiaries	At January 1, 2010	Addition	Reversal		At June 30, 2010

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	2,100,000	—		—	2,100,000
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000,000			—	1,400,000,000
Yancoal Australia Limited	AUD64,000,000	—		—	AUD64,000,000
Austar Coal Mine Pty Limited.	AUD64,000,000	—		—	AUD64,000,000
Felix Resources Limited.	AUD 445,370,000	—	AUD	445,370,000
Yanmei Heze Neng Hua Co., Ltd	1,500,000,000	1,500,000,000		—	3,000,000,000
Yankuang Shanxi Neng Hua Co., Ltd	600,000,000	—		—	600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd	90,000,000	—		—	90,000,000
Shanxi Tianhao Chemicals Co., Ltd	150,000,000	—		—	150,000,000
Shandong Yanmei Shipping Co., Ltd.	5,500,000	—		—	5,500,000
Shandong Hua Ju Energy Co., Ltd.	288,590,000	—		—	288,590,000
Yanzhou Coal Mining Ordos Nenghua Co., Ltd.	500,000,000	—		—	500,000,000
Inner Mongolia Yize Mining Investment Co, Ltd	—	136,260,000		—	136,260,000
Inner Mongolia Rongxin Chemicals Co. Ltd	—	3,000,000		—	3,000,000
Inner Mongolia Daxin Industrial Gas Co. Ltd	—	4,110,00		—	4,110,00

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries – continued

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount		Shares proportion (%) Subsidiaries
	At June 30, 2010	At January 1, 2010	At December 31, 2009	At January 1, 2009

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	1,100,000	1,100,000	52.38	52.38
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000,000	1,400,000,000	100.00	100.00
Yancoal Australia Limited	AUD64,000,000	AUD64,000,000	100.00	100.00
Austar Coal Mine Pty Limited.	AUD64,000,000	AUD64,000,000	100.00	100.00
Felix Resources Limited.	AUD 445,370,000	AUD 445,370,000	100.00	100.00
Yanmei Heze Neng Hua Co., Ltd	2,949,900,000	1,450,000,000	98.33	96.67
Yankuang Shanxi Neng Hua Co., Ltd	600,000,000	600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd	73,180,000	73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd	149,790,000	149,770,000	99.89	99.85
Shandong Yanmei Shipping Co., Ltd.	5,060,000	5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.	274,590,000	274,590,000	95.14	95.14
Yanzhou Coal Mining Ordos Nenghua Co., Ltd.	500,000,000	500,000,000	100.00	100.00
Inner Mongolia Yize Mining Investment Co, Ltd	179,690,000	—	100.00	100.00
Inner Mongolia Rongxin Chemicals Co. Ltd	4,400,000	—	100.00	100.00
Inner Mongolia Daxin Industrial Gas Co. Ltd	6,000,000	—	100.00	100.00

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

3.	Joint venture and associated company

(1)	Joint venture and associated company

	Type of	Registration	Business	Statutory	Registered		Shares	Registered
Investee name	enterprise	address	nature	representative	capital		proportion (%)	No.
Associated company
China HD Zouxian Co., Ltd.	limited liability	Zoucheng	Electricity power	Zhong Tonglin	RMB	3 billion	30	66930776-8

Joint venture company
Australian Coal Processing Holding Pty Ltd	limited liability	Australia	Holding company, no operations				60
Ashton Coal Mines Limited	limited liability	Australia	Holing and sales of real-estate			AUD100	60

Note:	The company holds 60% shares and 33.33% voting shares of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited, detailed in Note VII.i.12.(2).

(2)	Financial information stated in Note VIII.9. (3).

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

4.	Other related parties (limited to transaction with the Group)

Type of related relationship	Related parties	Transactions

(1) Other enterprises under control of the same controlling shareholder and ultimate controlling party
	Yankuang Group Tangcun Shiye Co.,Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours
	Yankuang Group Dalu Machinery Co.,Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours
	Yankuang Group Zoucheng Jinming Gongmao Co.,Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co.,Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co.,Ltd.	Sales of goods, acceptance of labours
	Yankuang Group Donghua Construction Co.,Ltd.	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong rubber Co.,Ltd.	Sales of goods, purchase of materials
	Yankuang Meihua Gongxiao Co.,Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co.,Ltd	Sales of goods
	Yankuang Donghua Zoucheng Haitian Trading Co.,Ltd	Sales of goods
	Yankuang Shengbao Gongmao Co.,Ltd	Sales of goods
	Yankuang Group Coal Chemical Co.,Ltd.	Sales of goods
	Yanri Coal Slurry Co.,Ltd	Sales of goods
	Donghua Xinlu Co.,Ltd	Sales of materials, acceptance of labours service
	Yankuang Group Xinshiji Co.,Ltd.	Sales and purchase of materials, acceptance of labours service
	Yankuang Group Electrical and Machinery Equipment Co.,Ltd.	Sales and purchase of materials, acceptance of labours service
	Yankuang Group Chenxing Meiji Zhixiu Co.,Ltd.	Sales and purchase of materials, acceptance of labours service
	Jining Yanmei Guqiang Jidian Zhixiu Co.,Ltd.	Sales and purchase of materials
	Yankuang Guotai Chemicals Co.,Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co.,Ltd.	Sales of materials
	Yankuang Boyang Foreign Economic and Trading Co.,Ltd.	Acceptance of labours service

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

4.	Other related parties (limited to transaction with the Group) – continued

Type of related relationship	Related parties	Transactions
	Yankuang Donghua 37 Chu	Acceptance of labours service
	Yankuang Donghua Geological Co.,Ltd.	Acceptance of labours service
	Yankuang Donghua Jianan Co.,Ltd.	Acceptance of labours service
	Yankuang Group Electrical and Machinery Equipment Co.,Ltd.	Purchase of materials, Acceptance of labours service
	Yankuang Group Zoucheng Huajiang Design and Research Co.,Ltd.	Purchase of materials, Acceptance of labours service
	Yankuang Boyang Foreign Economic and Trading Co.,Ltd.	Purchase of materials
	Yankuang Group Changlong Cable Co.,Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co.,Ltd.	Purchase of materials
	Yankuang Group Labour Service Co.,Ltd.	Purchase of materials
	Yankuang Group Zoucheng Dehailan Rubber Co.,Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co.,Ltd.	Purchase of materials
	Yanzhou Dongfang Jidian Co.,Ltd.	Purchase of materials
	Zouchengshi Yanmei Saifu Safety Instrument Co.,Ltd.	Purchase of materials
	Other enterprises under control of the same controlling shareholder	Sales and purchase of materials, acceptance of labours service

(2) Joint ventures
	Ashton Coal Mining Co.,Ltd.	Dealings payment

(3) Other enterprises under control of the overseas subsidiaries’ directors
	Coalroc Contracted Co.,Ltd.	Dealings payment
	Ilwella Co.,Ltd.	Dealings payment

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS

1.	Goods purchasing

	Jan. 1-June 30, 2010		Jan. 1-June 30, 2009
Type and name of related parties	Amount	Proportion	Amount	Proportion

Parent company and ultimate control party	198,954,672	17	219,883,949	23
Total	198,954,672	17	219,883,949	23

Note:	Based on market price or negotiated price.

2.	Goods sales

	Jan. 1-June 30, 2010		Jan. 1-June 30, 2009
Type and name of related parties	Amount	Proportion	Amount	Proportion

Yankuang Group and its affiliates (Coal sales)	1,069,801,548	7	614,963,578	7
Joint Ventures (Coal sales)	500,069,518	3	—
Yankuang Group and its affiliates (Materials sales)	188,943,408	50	151,378,672	57
Yankuang Group and its affiliates (Electricity power and heat supply)	122,988,000	22	102,611,874	21
Total	1,881,802,474		868,954,124

Note:	Based on market price or negotiated price.

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee day forward from	Guarantee maturity date	Completion
Yankuang Group	Shanxi Neng Hua	RMB165 million	2006-02-13	2018-02-19	No
The Company(note)	Yancoal Australia	USD2,900 million	2009-10-16	2014-10-16	No
The Company(note)	Yancoal Australia	USD140 million	2009-12-09	2014-12-16	No
Felix	7 Subsidiaries of Felix	AUD32.92 million	2008-07-24		No
Felix	5 Entities under joint control of Felix	AUD4.36 million	2003-10-16		No

Note:	The Company’s holding shareholder Yankuang Group provides counter-guarantee for this guaranteeing events.

4.	Transaction with key management

Total amount of salaries paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period from January 1 to June 30, 2010 is RMB4.5 million.

5.	Free use of trademark

The trademark of the Company, registered and owned by controlling shareholder, can be freely used by the Company.

6.	Investment Financial Company

Pursuant to the resolutions passed at the thirteen meeting of the third session of the Board of the Company, the “Capital Contribution Agreement in relation to the formation of Yankuang Group Finance Company Limited” was signed by the Company with Yankuang Group and China Credit Trust Co. Ltd on 20 April, 2010, of which Yankuang, the Company and China Credit Trust contributed RMB 350 million, RMB125 million and RMB 25 million in cash respectively, representing an registered reserve of 70%,25% and 5% respectively. In May 2010, all the contribution was in place and the capital verification report of Changheng Xin Yannei Bao Zi No. [2010]0032 was prepared by Shandong Changheng Xin Certified Public Accountant Co. The final approval is being waiting by the China Banking Regulatory Commission and industry and commerce registration authorities and the Finance Company is under construction.

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

7.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance. Amount charged to expenses of the Company for the period from January 1-June 30 2010 and the period from January 1-June 30, 2009 are RMB481.97 million and RMB370.48 million respectively.

Yankuang Group manages the retired personnel, retirement benefits expenses are determined by the Company within the contracted limit. Amount charged to expenses of the Company for the period from January 1-June 30, 2010 and period from January 1-June 30, 2009 are RMB218.38 million and RMB248.27 million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year, transaction price shall be determined by market price, government pricing or negotiated price.

Items	January 1-June 30 2010 (million)	Jan. 1-June 30, 2009 (million)

Laboring received from the Group
Construction service	43.01	78.01
Road transportation fee	30.44	36.18
Gas and heating expenses	20.40	16.90
Buildings management fee	70.00	82.50
Technicians training fee	13.00	13.00
Repairs service	90.25	70.94
Employees’ benefits	15.64	68.33
Environmental protection and greening	20.85	9.95
Communication Services	14.66	—
Others	23.03	34.90

Subtotal	341.28	410.71

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party

1.	Notes receivables

Related parties(Items)	At June 30, 2010	At January 1, 2010

Parent company	4,200,000	—
Other enterprises under the control of the same parent company	728,917,518	701,041,389

Total	733,117,518	701,041,389

2.	Accounts receivables

Related parties(Items)	At June 30, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	36,584,379	2,487,344
Joint venture	89,365,741	81,329,022

Total	125,950,120	83,816,366

3.	Other receivables

Related parties(Items)	At June 30, 2010	At January 1, 2010

Parent company	10,900,000	10,900,000
Other enterprises under the control of the same parent company	152,501,252	17,786,748
Joint venture	80,928,483	66,321,107

Total	244,329,735	95,007,855

4.	Prepayment

Related parties(Items)	At June 30, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	11,275,497	—

Total	11,275,497	—

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

5.	Notes payable

Related parties(Items)	At June 30, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	3,017,212	9,116,448

Total	3,017,212	9,116,448

6.	Accounts payables

Related parties(Items)	At June 30, 2010	At January 1, 2010

Parent company	338,284	338,448
Other enterprises under the control of the same parent company	61,410,011	64,171,861
Other enterprises controlled by overseas subsidiaries’ directors	1,637,116	—

Total	63,385,411	64,510,309

7.	Other payables

Related parties(Items)	At June 30, 2010	At January 1, 2010

Parent company	511,909,850	844,251,236
Other enterprises under the control of the same parent company	242,980,367	389,556,278
Other enterprises controlled by overseas subsidiaries’ directors	—	216,292,937

Total	754,890,217	1,450,100,451

8.	Prepayment of the related parties

Related parties(Items)	At June 30, 2010	At January 1, 2010

Other enterprises under the control of the same parent company	171,731,112	175,678,911

Total	171,731,112	175,678,911

IX.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

9.	Long-term payable of the related parties due within one year

Related parties(Items)	At June 30, 2010	At January 1, 2010

Parent company	12,648,464	12,648,464

Total	12,648,464	12,648,464

X.	CONTINGENCY

1.	Guarantees

As at June 30, 2010, the Company and Felix guaranteed for other subsidiaries of the Group as stated in Note IX.(2)3.

2.	As at June 30, 2010, the Group does not have any other significant contingencies.

XI.	COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi in August 2006. Pursuant to agreement, the Company shall pay RMB196.80 million, and the Company has paid RMB117.93 million. By June 30, 2010, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been handed on to National Development and Reform Committee (Shaan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

XI.	COMMITMENTS – CONTINUED

2.	Ongoing agreements and related financial influence

As at June 30, 2010 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments, buildings, etc stated as the follows.

Terms	Operating lease	Finance lease

T+1 years	4,063,167	145,035,727
T+2 years	2,396,153	121,498,717
T+3 years	1,204,099	126,804,575
T+3 years later	—	569,781,429

Total	7,663,419	963,120,448

3.	By June 30, 2010, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	June 30, 2010	January 1, 2010

Capital expenditure-purchase and construction of assets	91,800	71,620

Total	91,800	71,620

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by June 30, 2010,.

XII.	EVENTS AFTER BALANCE SHEET DATE

As at the date of this report, except for the above stated events, the Group has no other significant events after balance sheet day to claim.

XIII.	SEGMENT REPORT

1.	Segment report during January 1 to June 30, 2010

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	14,571,189,081	282,803,027	1,191,505,468	24,975,357	-469,128,977	15,601,343,956
– External	14,470,757,568	258,250,495	862,142,417	10,193,476	—	15,601,343,956
– Inter-segment	100,431,513	24,552,532	329,363,051	14,781,881	-469,128,977	—
Operating cost and expenses	11,150,455,054	225,582,062	1,205,878,920	23,294,467	-450,803,993	12,154,406,510

– External	7,376,734,150	141,583,765	797,376,849	8,044,069	—	8,323,738,833
– Inter-segment	169,804,550	13,791,703	255,862,200	11,345,540	-450,803,993	—
– Operating expense during the period	3,603,916,354	70,206,594	152,639,871	3,904,858	—	3,830,667,677
Total operating profit (loss)	3,420,734,027	57,220,965	-14,373,452	1,680,890	-18,324,984	3,446,937,446

Total assets	69,383,391,994	658,950,867	4,923,137,026	51,053,575	-11,032,158,740	63,984,374,722
Total liabilities	34,855,809,081	43,060,379	3,442,336,079	28,387,281	-4,378,979,894	33,990,612,926
Complementary information
Depreciation and amortization	872,494,248	41,910,473	246,913,592	1,449,645	—	1,162,767,958
Capital expenditure	1,633,606,522	668,000	211,003,644	—	—	1,845,278,166

2.	Segment report during January 1-June 30, 2009

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	9,539,103,205	151,223,849	470,596,572	21,318,004	-518,366,737	9,663,874,893
– External	9,430,961,647	116,467,050	115,099,050	1,347,146	—	9,663,874,893
– Inter-segment	108,141,558	34,756,799	355,497,522	19,970,858	-518,366,737	—
Operating cost and expenses	6,529,836,904	204,063,590	714,152,590	16,225,407	-397,034,530	7,067,243,961

– External	4,753,331,503	105,618,970	378,740,724	86,500	—	5,237,777,697
– Inter-segment	93,048,016	29,307,561	262,739,737	11,939,216	-397,034,530	—
– Operating expense during the period	1,683,457,385	69,137,059	72,672,129	4,199,691	—	1,829,466,264
Total operating profit	3,009,266,301	-52,839,741	-243,556,018	5,092,597	-121,332,207	2,596,630,932

Total assets	37,795,257,022	720,283,537	5,036,213,099	51,204,907	-9,385,662,363	34,217,296,202
Total liabilities	11,487,171,175	49,504,826	671,577,379	29,213,486	-4,525,940,523	7,711,526,343
Complementary information
Depreciation and amortization	668,934,277	46,048,130	68,759,859	2,777,370	—	786,519,636
Capital expenditure	741,035,402		112,095,308	1,508,673	—	854,639,383

XIV.	OTHER IMPORTANT EVENTS

1.	Mining rights

According to the Mining Rights Agreement signed between the Company and Yankuang Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Yankuang Group is RMB12.98 million which is subject to new regulations after a ten-year period if they come out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has been making assessment on remaining reserves. Pursuant to decision made in the sixth meeting of the Forth Board, compensation fee of RMB5 is accrued at per tonne raw coal minded for the five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB137.07 million has been accrued according to this criterion during the period from January 1, 2009 to December 31, 2009. RMB70.59 million has been accrued according to this criterion during the period from January 1, 2010 to June 30, 2010.

2.	Finance lease

As at June 30, 2010, finance lease of the Group details in Note “VIII.10”, minimum lease payments details stated in Note XI.2, the balance of unconfirmed financing expenses is RMB181.09 million.

3.	Assets and liabilities measured by fair values

Items	At January 1, 2010	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment for the current year	At June 30, 2010

Financial assets
Derivative financial instruments	37,760,077	—	-30,291,332	—	7,468,745
Available for sales financial assets	264,672,846	—	-85,243,204	—	179,429,642
Subtotal	302,432,923	—	-115,534,536	—	186,898,387

Financial liabilities
Derivative financial instruments	28,332,821	—	25,058,175	—	53,390,996
Subtotal	28,332,821	—	25,058,175	—	53,390,996

XIV.	OTHER IMPORTANT EVENTS – CONTINUED

4.	Financial assets and liabilities of foreign currency

Items	At January 1, 2010	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment for the current year	At June 30, 2010

Financial assets
Bank balance and cash	2,243,140,474	—	—	—	637,478,416
Derivative financial instruments	37,760,077	—	-30,291,332	—	7,468,745
Loans and receivables	605,132,897	—	—	—	549,851,918
Available for sales Financial assets	864	—	-52	—	812
Subtotal	2,886,034,312	—	-30,291,384	—	1,194,799,891

Financial liabilities
Derivative financial instruments	28,332,821	—	25,058,175	—	53,390,996
Others financial liabilities	23,592,323,043	—		—	23,498,829,512
Subtotal	23,620,655,864	—	25,058,175	—	23,552,220,508

5.	Additional conditions for the acquisition of Felix.

The Treasury of the Australian government announced that the Assistant Treasurer of Australia has conditionally approved the Transaction on October 23, 2009.

(1)	Operate its Australian mines through Yancoal Australia, which is managed in Australia using a predominately Australian management and sales team;

(2)	Ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company;

(3)	Ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

(4)	Hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

(5)	List Yancoal Australia on ASX prior to the end of 2012 and, by that time, reduce the Company’s shareholding of Yancoal Australia to no more that 70%. In addition, as several of the mines operated by Felix are owned by joint ventures with third party companies, following the listing and shareholding reduction in Yancoal Australia, the Company’s economic ownership of the underlying mining assets must stand at no more than 50%. In the event of potential non-performance by the Company as a result of economic conditions or other factors, the Company is required to seek the approval of the Assistant Treasurer of Australia for amending the aforesaid undertakings; and

(6)	Market all coal produced at its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

XIV.	OTHER IMPORTANT EVENTS – CONTINUED

6.	Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” Lu Caizheng [2005] No.81 and respective regulations issued by the Shandong Province Finance Bureau and Shandong Province Land resource Bureau, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Nenghua shall hand in the deposit of RMB1,076.36 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Nenghua have handed in RMB200 million and RMB12 million.

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At June 30, 2010				At January 1, 2010
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
Items	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%

Individually significant amount	28,318,981	69	1,132,759	23	24,417,596	76	976,704	22
Individually insignificant amount with high risks after the combination of credit risk characteristics	3,431,622	8	3,361,392	69	3,331,293	10	3,331,293	77
Other insignificant amount	9,213,473	23	368,539	8	4,616,580	14	24,782	1

Total	40,964,076	100	4,862,690	100	32,365,469	100	4,332,779	100

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(1)	The risks analysis of accounts receivable – continued

(1)	accounts receivable of individually significant amount at the end of the year, or insignificant but impairment tested separately

Items	Book balance	Bad debt	(%)	Reasons for accruement
Baosteel Co. Ltd	28,318,981	1,132,759	4	Analysis of debt aging

Total	28,318,981	1,132,759

2)	Accounts receivable of individually insignificant amount with high risks after the combination of credit risk characteristics

	At June 30, 2010			At January 1, 2010
Items	Amount RMB	%	Bad debt Provision	Amount RMB	%	Bad debt Provision
1-2 years	100,329	3	30,099	—	—	—
Over 3 years	3,331,293	97	3,331,293	3,331,293	100	3,331,293

Total	3,431,622	100	3,361,392	3,331,293	100	3,331,293

(2)	No accounts receivable written off in current period

(3)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(4)	The five largest accounts receivables

Items	Relationship with the Company	Amount	Age	Proportion of total accounts receivables (%)
Baosteel Co., Ltd.	Third party	28,318,981	Within 1 year	69
Yankuang Group Guohong Chemicals Co., Ltd.	Under the control of the same parent company	5,388,523	Within 1 year	13
Yankuang Group (aluminium)	Under the control of the same parent company	2,272,085	Within 1 year	6
Guangzhou Huitong Material company		1,439,726	over 3 years	4
Yanzhoushi Anqiufu Depot	Third party	1,306,579	Within 1 year	3
Total		38,725,894		95

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables

(1)	Risk analysis of other receivables

	At June 30, 2010				At January 1, 2010
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
Items	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%
Individually significant amount	241,652,034	72	—	—	290,460,509	79	—	—
Individually insignificant amount with high risks after the combination of credit risk characteristics	39,241,693	12	15,541,105	79	21,407,345	6	18,949,109	94
Other insignificant amount	54,266,182	16	4,095,646	21	57,861,416	15	1,217,554	6

Total	335,159,909	100	19,636,751	100	369,729,270	100	20,166,663	100

(2)	Other receivables of individually insignificant amount with high risks after the combination of credit risk characteristics.

	At June 30, 2010			At January 1, 2010
Items	Amount RMB	%	Bad debt Provision	Amount RMB	%	Bad debt Provision

2 to 3 years	13,954,418	36	2,274,709	4,916,473	23	2,458,237
Over 3 years	25,287,275	64	13,266,396	16,490,872	77	16,490,872

Total	39,241,693	100	15,541,105	21,407,345	100	18,949,109

(3)	No accounts receivable written off in current period

(4)	As at June 30, 2010, the account receivables due from parent company of the Company were RMB10.90 million (RMB10.90 million at December 31, 2009).

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(5)	The five largest other receivables

	Relationship with			Proportion of other receivables	Nature or
Items	the Company	Amount	Age	(%)	contents
prepayment for investment	Under control of the same parent company	125,000,000	Within 1 year	38	Investment fund payment
Shanxi Heshun Tianchi Energy Co., Ltd.	Holding subsidiary	57,015,430	Within 1 year	17	Materials
Yanmei Heze Neng Hua Co., Ltd.	Holding subsidiary	22,868,679	Within 1 year	7	Materials
Yanzhou Coal Yulin Neng Hua Co. Ltd	Holding subsidiary	18,648,808	Within 1 year	6	Materials, initial capital
Yankuang Guizhou Energy Co., Ltd.	Under control of the same parent company	11,160,333	Within 1 year	3	Materials
Total		234,693,250		71

(6)	Other receivables due from related parties were RMB249.03 million by the end of the period, accounting for 75% of other receivables.

(7)	Foreign currency balance in other receivables

	At June 30, 2010			At January 1, 2010
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

USD	—	—	—	31,721,106	6.8282	216,598,056

Total			—			216,598,056

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Other receivables – continued

(1)	Long-term equity investment

Items	At June 30, 2010	At January 1, 2010

Long-term equity investments under cost method	6,349,080,546	4,849,080,546
Long-term equity investments under equity method	932,018,868	939,981,410
Long-term equity investments-Total	7,281,099,414	5,789,061,956
Less: provision for impairment	—	—

Long-term equity investments – net	7,281,099,414	5,789,061,956

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting share	Original amount	Opening balance	Additions	Reversals	Closing Balance	Cash dividends
Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,903	—	—	2,709,903	—
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733	—	—	10,575,733	—
Heze Neng Hua	98.33	98.33	1,450,000,000	1,424,343,543	1,500,000,000	—	2,924,343,543	—
Yancoal Australia	100.00	100.00	403,281,954	403,281,954	—	—	403,281,954	—
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000	—	—	1,400,000,000	—
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965	—	—	508,205,965	—
Ordos NengHua	100.00	100.00	500,000,000	500,000,000	—	—	500,000,000	—
Hua Ju Energy	95.14	95.14	599,523,447	599,523,447	—	—	599,523,447	—
Zhejiang Jiangshan Concrete Co., Ltd	0.489	0.489	440,000	440,000	—	—	440,000	—
Subtotal			4,333,775,401	4,849,080,545	1,500,000,000	—	6,349,080,545	—

Under equity method
China HD Zoucheng Co., Ltd.	30	30	900,000,000	939,981,411	—	7,962,542	932,018,869	—
Subtotal			900,000,000	939,981,411	—	7,962,542	932,018,869	—

Total			5,233,775,401	5,789,061,956	1,500,000,000	7,962,542	7,281,099,414	—

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Other receivables – continued

(3)	Long-term equity investment

Name of investees	Type of enterprise	Registered location	Business nature	Registered capital	Shares proportion	Ratio of voting share

China HD Zoucheng Co., Ltd.	Limited liability	Tangcun, Electricity power resources Zoucheng and related development, Shandong production, investment, sales and construction		RMB3 billion	30	30

(continued)

Name of investees	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating income for the current year	Net profit for the current year

China HD Zoucheng Co., Ltd.	6,711,641,912	3,604,912,352	3,106,729,560	1,950,410,592	-26,541,808

Total	6,711,641,912	3,604,912,352	3,106,729,560	1,950,410,592	-26,541,808

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision.

4.	Operation revenue and operation cost

Items	At Jan 1-June 30, 2010	At Jan1-June 30, 2009

Principal operations revenue	12,121,654,675	8,546,793,747
Other operations revenue	449,245,825	400,856,185
Total	12,570,900,500	8,947,649,932
Principal operations cost	5,875,894,275	4,552,945,897
Other operations cost	508,480,549	433,000,911

Total	6,384,374,824	4,985,946,808

(1)	Principal operations-Classification by sector

	At Jan 1-June 30, 2010		At Jan1-June 30,2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Coal mining	11,863,404,180	5,734,310,510	8,430,326,697	4,447,326,926
Other	258,250,495	141,583,765	116,467,050	105,618,971

Total	12,121,654,675	5,875,894,275	8,546,793,747	4,552,945,897

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

4.	Operation revenue and operation cost – continued

(2)	Principal operations-Classification by product

	At Jan 1-June 30, 2010		At Jan1-June 30, 2009
Items	Operation revenue	Operation cost	Operation revenue	Operation cost

Revenue from domestic sales of coal products	10,350,630,403	4,239,150,602	8,162,848,187	4,214,687,617
Revenue from export sales of coal products	2,935,179	1,258,018	48,185,781	23,100,263
Sales of coal purchased from other companies	1,509,838,598	1,493,901,890	219,292,729	209,539,046
Revenue from railway transportation services	258,250,495	141,583,765	116,467,050	105,618,971

Total	12,121,654,675	5,875,894,275	8,546,793,747	4,552,945,897

(3)	Principal operations-Classification by area

	At Jan 1-June 30, 2010		At Jan1-June 30, 2009
Area	Operation revenue	Operation cost	Operation revenue	Operation cost

Domestic	12,118,719,496	5,874,636,257	8,498,607,966	4,529,845,634
International	2,935,179	1,258,018	48,185,781	23,100,263

Total	12,121,654,675	5,875,894,275	8,546,793,747	4,552,945,897

(4)	Total sales amount of the 5 largest customers in the reporting period is RMB4,238.14 million, which accounts for 34% in total revenue.

5.	Investment income

(1)	Sources of investment income

Items	At Jan 1-June 30, 2010	At Jan1-June 30, 2009

Long-term equity investment income under cost method	—	—
Long-term equity investment income under equity method	-7,962,542	43,814,566
Income of entrust loan	110,336,866	133,002,877
Investment income of AFS financial assets	4,504,096	—

Total	106,878,420	176,817,443

XV.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income – continued

(2)	Long-term equity investment income under equity method

Items	At Jan 1-June 30, 2010	At Jan1-June 30, 2009	Reason of change Increase of loss

Total	-7,962,542	43,814,566
Including:
China HD Zoucheng Co., Ltd.	-7,962,542	43,814,566	The investees under equity method got loss

(3)	There is no major limit on recovery of investment income to the Group.

6.	Supplement information of cash flow statement of the parent company

Items	Jan 1-June 30, 2010

1. Reconciliation of net profit to net cash flow from operating activities
Net profit	3,429,474,620
Add: Provision of impairment of assets	—
Depreciation of fixed assets	477,531,893
Amortization of intangible assets	8,403,438
Special reserves accrued	238,276,388
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-3,573,954
Financial expenses (“-” represents gain)	4,139,190
Loss arising from investments (“-” represents gain)	-106,878,420
Influence of deferred taxes assets (“-” represents increase)	-146,607,450
Decrease in inventories (“-” represents increase)	-211,966,601
Decrease in receivables under operating activities (“-” represents increase)	-2,150,717,777
Increase in payables under operating activities (“-” represents decrease)	33,725,679

Net cash flow from operating activities	1,571,807,006

2. Changes in cash and cash equivalents:
Cash, closing	7,742,369,197
Less: Cash, opening	6,724,043,764

Net addition in cash and cash equivalents	1,018,325,433

XVI.	SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
Items	At June 30, 2010	At Jan 1, 2010	Jan 1-June 30, 2010	Jan 1-June 30, 2009

As per the financial statements prepared under IFRS	30,520,418,687	29,151,806,830	2,715,438,944	2,025,689,238
1) Business combination adjustment under common control (note 1)	-528,483,124	-528,483,124	—	—
2) Special reserves (note 2)	-622,167,435	-698,387,903	-136,526,307	-128,452,274
3) Deferred tax effect (note 3)	635,583,985	571,040,185	38,773,289	8,552,869
4) Adjustment and amortization of fair value of mining rights	-115,491,916	-118,539,872	3,748,563	3,026,732
5) Others	-7,808,487	-19,650,693	11,533,309	-4,869,060
As per PRC ASBEs	29,882,051,710	28,357,785,423	2,632,967,798	1,903,947,505

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

(2)	As stated in Note V.20, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.

(3)	The differences between the above mentioned standards bring differences in tax and influence of minority interest.

XVI.	SUPPLEMENT – CONTINUED

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gains of the Company are as follows:

	At Jan 1-June 30,	At Jan1-June 30,
Items	2010	2009

Gain and loss from disposal of non current assets	-6,987,087	-4,448,877
Government subsidies included in the gains and losses of the period	5,145,270	1,043,166
Investment income from available for sales financial assets	4,504,096	—
Gains and losses from entrusted loam	—	—
Other net non-business revenues and expenses excluding the above items	-11,578,699	592,613
Others	—	—
Subtotal	-8,916,420	-2,813,098
Income tax effect	3,426,468	703,275
Extraordinary gain excluding income tax effect	-5,489,952	-2,109,823
Including: attributable to shareholders of the parent company	-5,664,799	-2,109,823
Minority interest effect (after tax)	174,847	—

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

		Earnings per share
Profit during the report period	Weighted average return on net assets (%)	Earnings per share	Diluted earnings per share

Net profit attributable to shareholders of the parent company	8.85	0.5353	0.5353
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	8.87	0.5365	0.5365

XVII. APPROVE OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on August 20, 2010.

CHAPTER 8 DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	the full text of the Interim Report of the Company signed by the Chairman;

2.	financial statements of the Company with corporate seal affixed and signed by the legal representative, person responsible for accounting work and responsible person of the accounting department;

3.	all documents published during the reporting period in newspapers designated by the CSRC;

4.	the full text of the interim report released in other stock markets; and

5.	the Articles.

On behalf of the Board Wang Xin Chairman Yanzhou Coal Mining Company Limited 20 August 2010

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC